File No. 33-
                                                        CIK #897400
                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:               Insured Municipals Income Trust,
                                      173rd Insured Multi-Series

B. Name of Depositor:                 Van Kampen Merritt Inc.

C. Complete address of Depositor's principal executive offices:

                                      One Parkview Plaza
                                      Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

   Van Kampen Merritt Inc.            Chapman and Cutler
   Attention:  John C. Merritt,       Chariman Attention:  Mark J. Kneedy
   One Parkview Plaza                 111 West Monroe Street
   Oakbrook Terrace, Illinois  60181  Chicago, Illinois  60603

E. Title and amount of securities being registered:  1,000* Units

F. Proposed maximum offering price to the public of the securities being registered: ($1020 per Unit**): $1,020,000

G. Amount of filing fee, computed at one twenty-nineth of 1 percent of the proposed maximum aggregate offering price to the public: $351.72

H. Approximate date of proposed sale to the public:

   As soon as practicable after the effective date of the Registration
   Statement
_________________________________________________________________________
*    500 Units registered for primary distribution.
     500 Units registered for resale by Depositor of Units previously sold in primary distribution.
**   Estimated solely for the purpose of calculating the registration fee.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                    Insured Municipals Income Trust,

                       173rd Insured Multi-Series

                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                         Heading in Prospectus

                   I.  Organization and General Information

1.   (a)  Name of trust)                     )
     (b)  Title of securities issued         ) Prospectus Front Cover Page

2.   Name and address of Depositor           ) Introduction
                                             ) Summary of Essential Financial
                                             )   Information
                                             ) Trust Administration

3.   Name and address of Trustee             ) Introduction
                                             ) Summary of Essential Financial
                                             )   Information
                                             ) Trust Administration

4.   Name and address of principal           ) Underwriting
       underwriter                           )

5.   Organization of trust                   ) Introduction

6.   Execution and termination of            ) Introduction
       Trust Indenture and Agreement         ) Trust Administration

7.   Changes of Name                         ) *

8.   Fiscal year                             ) *

9.   Material Litigation                     ) *


    II.  General Description of the Trust and Securities of the Trust

10.  General information regarding           ) Unitholder Explanations
       of security holders                   ) Trust Information
                                             ) Trust Administration

11.  Type of securities comprising           ) Introduction
       units                                 ) Trust Information
                                             ) Trust Portfolios

12.  Certain information regarding           ) *
       periodic payment certificates         )

13.  (a)  Load, fees, charges and expenses   ) Introduction
                                             ) Summary of Essential Financial
                                             )   Information
                                             ) Unitholder Explanations
                                               Trust Information
                                               Trust Administration

     (b)  Certain information regarding      )
           periodic payment plan             ) *
           certificates                      )

     (c)  Certain percentages                ) Introduction
                                             ) Summary of Essential Financial
                                             )   Information
                                             ) Unitholder Explanations

     (d)  Certain other fees, expenses of    )  Unitholder Explanations
            charges payable by holders       ) Trust Administration

     (e)  Certain profits to be received     )  Unitholder Explanations
           by depositor, principal           ) Underwriting
           underwriter, trustee or           ) Notes to Portfolios
           affiliated persons                )

     (f)  Ratio of annual charges to income  ) *
                                             )

14.  Issuance of trust's securities          ) Unitholder Explanations

15.  Receipt and handling of payments        ) *
       from purchasers                       )

16.  Acquisition and disposition of          ) Introduction
       underlying securities                 ) Unitholder Explanations
                                             )  Trust Administration
17.  Withdrawal or redemption                ) Unitholder Explanations
                                             )  Trust Administration
18.  (a)  Receipt and disposition            ) Introduction
           of income                         ) Unitholder Explanations

     (b)  Reinvestment of distributions      ) *

     (c)  Reserves or special funds          ) Unitholder Explanations
                                             ) Trust Administration
     (d)  Schedule of distributions          ) *

19.  Records, accounts and reports           ) Unitholder Explanations
       Trust Administration                  )

20.  Certain miscellaneous provisions        ) Trust Administration
       of Trust Agreement                    )

21.  Loans to security holders               ) *

22.  Limitations on liability                ) Trust Portfolios
                                             ) Trust Administration

23.  Bonding arrangements                    ) *

24.  Other material provisions of            ) *
       trust indenture or agreement          )


    III.  Organization, Personnel and Affiliated Persons of Depositor

25.  Organization of Depositor               ) Trust Administration

26.  Fees received by Depositor              ) Trust Administration

27.  Business of Depositor                   ) Trust Administration
28.  Certain information as to               )
       officials and affiliated              ) *
       persons of Depositor                  )

29.  Companies owning securities of          ) *
       Depositor                             )

30.  Controlling persons of Depositor        ) *

31.  Compensation of Directors               ) *

32.  Compensation of Directors               ) *

33.  Compensation of Employees               ) *

34.  Compensation to other persons           ) Unitholder Explanations


             IV.  Distribution and Redemption of Securities

35.  Distribution of trust's securities Introduction
       by states                        Settlement of Bonds in the Trusts

36.  Suspension of sales of trust's           ) *
       securities                             )

37.  Revocation of authority to distribute    ) *

38.  (a)  Method of distribution              )

     (b)  Underwriting agreements             ) Unitholder Explanations

     (c)  Selling agreements                  )

39.  (a)  Organization of principal           )
           underwriter                        )
                                              ) Trust Administration
     (b)  N.A.S.D. membership by              )
           principal underwriter              )

40.  Certain fees received by                 ) *
       principal underwriter                  )

41.  (a)  Business of principal underwriter   ) Trust Administration
                                              )

     (b)  Branch offices of principal         ) *
           underwriter                        )

     (c)  Salesmen of principal underwriter   ) *
                                              )

42.  Ownership of securities of the trust     ) *
                                              )

43.  Certain brokerage commissions            ) *
       received by principal underwriter      )

44.  (a)  Method of valuation                 ) Introduction
                                              ) Summary of Essential Financial
                                              )   Information
                                              ) Unitholder Explanations
                                              ) Trust Administration

     (b)  Schedule as to offering price       ) *

     (c)  Variation in offering price         ) Unitholder Explanations
           to certain persons                 )

45.  Suspension of redemption rights          ) *

46.  (a)  Redemption valuation                ) Unitholder Explanations
                                              ) Trust Administration

     (b)  Schedule as to redemption price     ) *
                                              )

47.  Purchase and sale of interests           ) Unitholder Explanations
       in underlying securities               ) Trust Administration


           V.  Information Concerning the Trustee or Custodian

48.  Organization and regulation of trustee   ) Trust Administration
                                              )

49.  Fees and expenses of trustee             ) Summary of Essential Financial
                                              )   Information
                                              ) Trust Administration

50.  Trustee's lien                           ) Trust Administration


     VI.  Information Concerning Insurance of Holders of Securities

51.  Insurance of holders of trust's          )
       securities                             ) *


                       VII.  Policy of Registrant

52.  (a)  Provisions of trust agreement       ) Trust Administration
           with respect to replacement or     )
           elimination of portfolio securities)

     (b)  Transactions involving elimination  )
           of underlying securities           ) *

     (c)  Policy regarding substitution or    ) Trust Administration
           elimination of underlying securities)

     (d)  Fundamental policy not              ) *
           otherwise covered                  )

53.  Tax Status of trust                      ) Trust Information
                                              ) Other Matters


              VIII.  Financial and Statistical Information

54.  Trust's securities during last ten years ) *

55.                                           )

56.  Certain information regarding            ) *

57.  periodic payment certificates            )

58.                                           )

59.  Financial statements (Instructions       ) Other Matters
       1(c) to Form S-6)                      )

_________________________________
* Inapplicable, omitted, answer negative or not required
             Preliminary Prospectus Dated December 19, 1994

                     Insured Municipals Income Trust


1,000 Units                                 173rd Insured Multi-Series
                                             (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

Preliminary Prospectus Dated December 15, 1994

Subject To Completion

December 15, 1994

Van Kampen Merritt

Insured Municipals Income Trust, 169th Insured Multi-Series

IM-IT 339
IM-IT 78th Limited Maturity
IM-IT 13th Discount Series
California IM-IT Intermediate Laddered Maturity Series 16
Colorado IM-IT 72
Florida IM-IT 87
Massachusetts IM-IT 30

In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Capital gains, if any, are subject to Federal tax.

The Fund. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of seven underlying separate unit investment trusts designated as Insured Municipals Income Trust, Series 339 (the "IM-IT"), Insured Municipals
Income Trust, 78th Limited Maturity (the "IM-IT Limited Maturity Trust"
), Insured Municipals Income Trust, 13th Discount Series (the "IM-IT
Discount Trust"), California IM-IT Intermediate Laddered Maturity Series
16 (the "California IM-IT Intermediate Laddered Maturity Trust"),
Colorado Insured Municipals Income Trust, Series 72 (the "Colorado IM-IT Trust"), Florida Insured Municipals Income Trust, Series 87 (the "
Florida IM-IT Trust") and Massachusetts Insured Municipals Income Trust, Series 30 (the "Massachusetts IM-IT Trust"). The various trusts are collectively referred to herein as the "Trusts", the California IM-IT Intermediate Laddered Maturity, Colorado IM-IT, Florida IM-IT and Massachusetts IM-IT Trusts are sometimes collectively referred to herein as the "State Trusts", while the IM-IT, IM-IT Limited Maturity, IM-IT
Discount, California IM-IT Intermediate Laddered Maturity, Colorado IM-IT, Florida IM-IT and Massachusetts IM-IT Trusts are sometimes collectively referred to herein as the "Insured Trusts"and the California IM-IT Intermediate Laddered Maturity is sometimes referred to herein as the "
State Intermediate Laddered Maturity Trust". Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds"or "Securities"). Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under the existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. The Securities in the IM-IT Discount Trust were acquired at prices which resulted in the IM-IT Discount Trust portfolio, as a whole, being purchased at a deep discount from the aggregate par value of such Securities. Gains based upon the difference, if any, between the value of the Securities at maturity, redemption or sale and their purchase price at a market discount (plus earned original issue discount) will constitute taxable ordinary income with respect to a Unitholder who is not a dealer with respect to his Units.

"AAA"Rating for the Insured Trusts. Insurance guaranteeing the payments of principal and interest, when due, on the Securities in the portfolio of each Insured Trust has been obtained from a municipal bond insurance company either by such Trust or by the issuer of the Bonds involved, by a prior owner of the Bonds or by the Sponsor prior to the deposit of such Bonds in an Insured Trust. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts"on page 21. Insurance obtained by an Insured
Trust applies only while Bonds are retained in such Trust while insurance obtained on Preinsured Bonds is effective so long as such Bonds are outstanding. The Trustee, upon the sale of a Bond insured under an insurance policy obtained by an Insured Trust, has a right to obtain from the insurer involved permanent insurance for such Bond upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Insurance relates only to the Bonds in a Trust and not to the Units offered hereby or to the market value thereof. As a result of such insurance, the Units of each Insured Trust have received a rating of "AAA"by Standard & Poor's Corporation. Standard & Poor's
Corporation has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Insured Trust or sales by each Insured Trust of Bonds for less than the purchase price paid by such Trust will reduce payments to Unitholders of the interest and principal required to be paid on such Bonds. See "
Unitholder Explanations--Insurance on the Bonds in the Insured Trusts". No representation is made as to any insurer's ability to meet its commitments.

Public Offering Price. The Public Offering Price of the Units of each Trust during the initial offering period is equal to the aggregate offering price of the Securities in such Trust's portfolio and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus Purchased Interest and accrued interest, if any. After the initial public offering period, the secondary market Public Offering Price of each Trust will be equal to the aggregate bid price of the Securities in such Trust and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus Purchased Interest and accrued interest, if any. Sales charges for the Trusts in the initial market, expressed both as a percentage of the Public Offering Price (excluding Purchased Interest) and as a percentage of the aggregate offering price of the Securities, are set forth in footnote (2) under "Summary of Essential Financial Information".
For sales charges in the secondary market, see "Unitholder Explanations--Public Offering". If the Securities in each Trust were available for direct purchase by investors, the purchase price of the Securities would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 100 Units. If Units were available for purchase at the close of business on the day before the Date of Deposit (except for the IM-IT and IM-IT Discount Trusts as of 8:00 A.M. Central Time on the Date of Deposit), the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential
Financial Information"for each Trust. See "Unitholder
Explanations--Public Offering".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Estimated Current Return and Estimated Long-Term Return. The annual Estimated Current Return and Estimated Long-Term Return to Unitholders as of the close of business on the day before the Date of Deposit (except for the IM-IT and IM-IT Discount Trusts as of 8:00 A.M. Central Time on the Date of Deposit) were as set forth under "Per Unit Information"for each Trust. The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to the "Per Unit Information"for each Trust.

Objectives of The Fund. The objectives of the Fund are income exempt from Federal income tax and, in the case of a State Trust, Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Fund will achieve its objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts. Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal.

Distributions. Purchasers of Units will receive distributions on a monthly basis. See "Unitholder Explanations--Settlement of Bonds in the Trusts"
. Record dates will be the first day of each month. Distributions will be made on the fifteenth day of the month subsequent to the respective record dates.

Market for Units. Although not obligated to do so, the Sponsor, Van Kampen Merritt Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid prices of the Securities in the respective Trusts plus Purchased Interest; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Securities plus Purchased Interest. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units only through redemption at prices based upon the bid prices of the underlying Securities plus Purchased Interest (see "Unitholder Explanations--Public Offering--Redemption of Units"and "Unitholder Explanations--Public Offering--Market for
Units").

Reinvestment Option. Unitholders have the opportunity to have their distributions reinvested into an open-end, management investment company as described herein. See "Unitholder Explanations--Public
Offering--Reinvestment Option".

Risk Factors. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors".

 INSURED MUNICIPALS INCOME TRUST

169th INSURED MULTI-SERIES
Summary of Essential Financial Information
     At the Close of Business on the day before the Date of Deposit:
December 14, 1994
(except for the IM-IT and IM-IT Discount Trusts as of 8:00 A.M. Central Time on the Date of Deposit: December 15, 1994)

Sponsor:         Van Kampen Merritt Inc.
Evaluator:       American Portfolio Evaluation Services
                 (A division of a subsidiary of the Sponsor)
Trustee:         The Bank of New York

                                                                                         IM-IT
                                                                                         Limited       IM-IT
                                                                           IM-IT         Maturity      Discount
GENERAL INFORMATION                                                        Trust         Trust         Trust
Principal Amount (Par Value) of Securities in Trust....................... $   9,125,000 $   5,000,000 $   5,000,000
Number of Units...........................................................         9,105         5,000         5,000
Fractional Undivided Interest in the Trust per Unit ......................       1/9,105       1/5,000       1/5,000
Principal Amount (Par Value) of Securities per Unit<F1>................... $    1,002.20 $    1,000.00 $    1,000.00
Public Offering Price:
 Aggregate Offering Price of Securities in Portfolio...................... $   8,621,581 $   4,824,780 $   4,029,300
 Aggregate Offering Price of Securities per Unit.......................... $      946.91 $      964.96 $      805.86
 Sales Charge <F2>........................................................ $       48.78 $       43.34 $       33.57
 Purchased Interest <F3>.................................................. $      39,233 $      46,925 $      44,011
 Purchased Interest per Unit <F3>......................................... $        4.31 $        9.39 $        8.80
 Public Offering Price per Unit <F3>...................................... $    1,000.00 $    1,017.69 $      848.23
Redemption Price per Unit, including Purchased
 Interest <F3>............................................................ $      943.77 $      966.86 $      807.17
Secondary Market Repurchase Price per Unit, including Purchased
 Interest <F3>............................................................ $      951.22 $      974.35 $      814.66
Excess of Public Offering Price per Unit Over Redemption Price per Unit... $       56.23 $       50.83 $       41.06
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption
 Price per Unit........................................................... $        7.45 $        7.49 $        7.49
Minimum Value of the Trust under which Trust Agreement may be
 terminated............................................................... $   1,825,000 $   1,000,000 $   1,000,000

Minimum Principal Distribution..........$1.00 per Unit
First Settlement Date...................December 22, 1994
Evaluator's Annual Supervisory Fee......Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee<F4>...$0.30 per $1,000 principal amount of Bonds

Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Discount, IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Discount, IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trusts, on the other hand, each unit represents $1,000 principal amount of underlying securities in such Trust on the Date of Deposit.

<F2>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit (excluding Purchased Interest) and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows:
an IM-IT or a State Trust (other than a State Intermediate Laddered Maturity Trust) - 4.9% (5.152%); an IM-IT Limited Maturity Trust - 4.3% (4.493%); an
IM-IT Discount - 4.0% (4.167%); an IM-IT Intermediate Trust - 3.9% (4.058%);
an IM-IT Short Intermediate Trust or a State Intermediate Laddered Maturity
Trust - 3.0% (3.093%).

<F3>Purchased Interest is a portion of the unpaid interest that has accrued on the
Bonds from the later of the last payment date on the Bonds or the date of issuance thereof through the First Settlement Date and is included in the calculation of the Public Offering Price. Purchased Interest will be distributed to Unitholders as Units are redeemed or Securities mature or are called. Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally five business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price other than the Purchased Interest already included therein. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public Offering--Market for Units."

<F4>Such fee is based on the outstanding principal amount of Securities in each
Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

 INSURED MUNICIPALS INCOME TRUST

169th INSURED MULTI-SERIES
Summary of Essential Financial Information (Continued)
     At the Close of Business on the day before the Date of Deposit:
December 14, 1994
(except for the IM-IT and IM-IT Discount Trusts as of 8:00 A.M. Central Time on the Date of Deposit: December 15, 1994)

Sponsor:         Van Kampen Merritt Inc.
Evaluator:       American Portfolio Evaluation Services
                 (A division of a subsidiary of the Sponsor)
Trustee:         The Bank of New York

                                                           California
                                                           IM-IT
                                                           Intermediate
                                                           Laddered      Colorado      Florida       Massachusetts
                                                           Maturity      IM-IT         IM-IT         IM-IT
GENERAL INFORMATION                                        Trust         Trust         Trust         Trust
Principal Amount (Par Value) of Securities in Trust....... $   3,000,000 $   2,985,000 $   3,180,000 $   3,005,000
Number of Units...........................................         3,000         3,057         3,061         3,063
Fractional Undivided Interest in the Trust per Unit ......       1/3,000       1/3,057      1/ 3,061       1/3,063
Principal Amount (Par Value) of Securities per Unit<F1>... $    1,000.00 $      976.45 $    1,038.88 $      981.06
Public Offering Price:
 Aggregate Offering Price of Securities in Portfolio...... $   2,947,955 $   2,887,015 $   2,886,112 $   2,882,602
 Aggregate Offering Price of Securities per Unit.......... $      982.65 $      944.39 $      942.87 $      941.10
 Sales Charge <F2>........................................ $       30.39 $       48.66 $       48.57 $       48.49
 Purchased Interest <F3>.................................. $      26,913 $      21,243 $      26,206 $      31,891
 Purchased Interest per Unit <F3>......................... $        8.97 $        6.95 $        8.56 $       10.41
 Public Offering Price per Unit <F3>...................... $    1,022.01 $    1,000.00 $    1,000.00 $    1,000.00
Redemption Price per Unit, including Purchased
 Interest <F3>............................................ $      984.22 $      944.05 $      943.58 $      944.28
Secondary Market Repurchase Price per Unit,
 including Purchased Interest <F3>........................ $      991.62 $      951.34 $      951.43 $      951.51
Excess of Public Offering Price per Unit Over
 Redemption Price per Unit................................ $       37.79 $       55.95 $       56.42 $       55.72
Excess of Sponsor's Initial Repurchase Price per Unit
 Over Redemption Price per Unit........................... $        7.40 $        7.29 $        7.85 $        7.23
Minimum Value of the Trust under which Trust
 Agreement may be terminated.............................. $     600,000 $     597,000 $     636,000 $     601,000

Minimum Principal Distribution..........$1.00 per Unit
First Settlement Date...................December 22, 1994
Evaluator's Annual Supervisory Fee......Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee<F4>...$0.30 per $1,000 principal amount of Bonds

Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Discount, IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Discount, IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trusts, on the other hand, each unit represents $1,000 principal amount of underlying securities in such Trust on the Date of Deposit.

<F2>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit (excluding Purchased Interest) and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows:
an IM-IT or a State Trust (other than a State Intermediate Laddered Maturity Trust) - 4.9% (5.152%); an IM-IT Limited Maturity Trust - 4.3% (4.493%); an
IM-IT Discount - 4.0% (4.167%); an IM-IT Intermediate Trust - 3.9% (4.058%);
an IM-IT Short Intermediate Trust or a State Intermediate Laddered Maturity
Trust - 3.0% (3.093%).

<F3>Purchased Interest is a portion of the unpaid interest that has accrued on the
Bonds from the later of the last payment date on the Bonds or the date of issuance thereof through the First Settlement Date and is included in the calculation of the Public Offering Price. Purchased Interest will be distributed to Unitholders as Units are redeemed or Securities mature or are called. Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally five business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price other than the Purchased Interest already included therein. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public Offering--Market for Units."

<F4>Such fee is based on the outstanding principal amount of Securities in each
Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

SETTLEMENT OF BONDS IN THE TRUSTS

The Fund. Insured Municipals Income Trust, 169th Insured Multi-Series (the "Fund"), was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the
Date of Deposit, among Van Kampen Merritt Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen Merritt Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

The Fund consists of seven separate portfolios of delivery statements relating to contracts to purchase interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax under existing law. All issuers of Securities in a State Trust are located in the State for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to such State issuers, the related interest earned on such Securities is exempt to the extent indicated from state and local taxes of such State. With the exception of the New York and Pennsylvania Trusts, Units of such Trusts may be purchased only by residents of the State for which such Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and Massachusetts. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. Offerees in the States of Illinois, Indiana, Virginia and Washington may purchase Units of the IM-IT, IM-IT Limited Maturity and IM-IT Discount Trusts only. On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of Securities in each Trust as indicated under "General Information--Principal Amount (Par Value) of Securities in Trust"in the "Summary of Essential Financial Information". Such Securities consist of delivery statements relating to contracts for the purchase of certain interest-bearing obligations and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the certificates evidencing the ownership of the number of Units in each Trust as indicated under "Summary of Essential Financial Information."Unless otherwise terminated as provided herein, the Trust Agreement for any IM-IT, IM-IT Discount or State Trust (other than a State Intermediate Laddered Maturity Trust) will terminate at the end of the calendar year prior to the fiftieth anniversary of its execution, and the Trust Agreement for any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust or IM-IT Short Intermediate Trust will terminate at the end of the calendar year prior to the twentieth anniversary of its execution.

The portfolio of any IM-IT, IM-IT Discount or State Trust (other than a State Intermediate Laddered Maturity Trust) consists of Bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for Bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years, 5 to 10 years and 3 to 7 years, respectively. The dollar-weighted average maturity of the Bonds in any IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is less than or equal to 10 years, 10 years and 5 years, respectively.

The portfolio of any State Intermediate Laddered Maturity Trust is structured so that approximately 20% of the Bonds contained in such portfolio will mature each year, commencing in approximately the fifth year of the Trust, entitling each Unitholder to a return of principal. This return of principal may offer Unitholders the opportunity to respond to changing economic conditions and to specific financial needs that may arise between the fifth and tenth years of a State Intermediate Laddered Maturity Trust. However, the flexibility provided by the return of principal may at the same time eliminate a Unitholder's ability to reinvest the amount returned at a rate as high as the implicit yield on the obligations which matured.

The portfolios of the Trusts may consist of bonds that were acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in such Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Other Matters--Federal Tax Status."Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

Certain of the Bonds in certain of the Trusts may be "zero coupon" bonds. See footnote (6) in "Notes to Portfolios". Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

All of the Securities in the IM-IT Discount Trust are obligations which were originally issued at a discount. See "Other Matters--Federal Tax
Status"for a discussion of the tax consequences of original issue discount.

Certain of the Bonds in certain of the Trusts may have been purchased on a "when, as and if issued"or "delayed delivery"basis. See footnote (5) in "Notes to Portfolios". The delivery of any such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Securities are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Securities are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Securities during the interval between their purchase of Units and the actual delivery of such Securities. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Per Unit Information"for the applicable Trust. Holders of the Units will be " at risk"with respect to all Securities in the portfolios including " when, as and if issued"and "delayed delivery"Securities (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Securities and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement
Bonds"below.

Each Unit initially offered represents the fractional undivided interest in the principal and net income of a Trust indicated under "Summary of Essential Financial Information". To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

Objectives and Securities Selection. The objectives of the Fund are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. A State Intermediate Laddered Maturity Trust has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of intermediate-term interest-bearing obligations with maturities ranging from approximately 5 to 10 years in which roughly 20% of the obligations contained in such portfolio will mature each year commencing in approximately the fifth year of the Trust. There is, of course, no guarantee that the Trusts will achieve their respective objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by such Trust from either AMBAC Indemnity Corporation ("AMBAC Indemnity"), Financial Guaranty Insurance Company ("Financial Guaranty"or "FGIC") or a combination thereof (collectively, the "Portfolio Insurers"), or by the issuer of such Bonds, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in such Trust from (1) AMBAC Indemnity or one of its subsidiaries, American Municipal Bond Assurance Corporation (" AMBAC") or MGIC Indemnity Corporation ("MGIC Indemnity"), (2)
Financial Guaranty, (3) Municipal Bond Investors Assurance Corporation (" MBIA"), (4) Bond Investors Guaranty Insurance Company ("BIG"), (5)
National Union Fire Insurance Company of Pittsburgh, PA. ("National
Union"), (6) Capital Guaranty Insurance Company ("Capital Guaranty"
), (7) Capital Markets Assurance Corporation ("CapMAC") and/or (8)
Financial Security Assurance Inc. ("Financial Security"or "
FSA") (collectively, the "Preinsured Bond Insurers") (see "
Unitholder Explanations--Insurance on the Bonds in the Insured Trusts"). Insurance obtained by an Insured Trust is effective only while the Bonds thus insured are held in such Trust. The Trustee has the right to acquire permanent insurance from a Portfolio Insurer with respect to each Bond insured by the respective Portfolio Insurer under a Trust portfolio insurance policy. Insurance relating to Bonds insured by the issuer, by a prior owner of such Bonds or by the Sponsor is effective so long as such Bonds are outstanding. Bonds insured under a policy of insurance obtained by the issuer, by a prior owner of such Bonds or by the Sponsor from one of the Preinsured Bond Insurers (the "Preinsured Bonds") are not additionally insured by an Insured
Trust. No representation is made as to any insurer's ability to meet its commitments.

Neither the Public Offering Price nor any evaluation of Units for purposes of repurchases or redemptions reflects any element of value for the insurance obtained by an Insured Trust, if any, unless Bonds are in default in payment of principal or interest or in significant risk of such default. See " Unitholder Explanations--Public Offering--Offering Price". On the other hand, the value, if any, of Preinsured Bond insurance is reflected and included in the market value of such Bonds.

In order for bonds to be eligible for insurance, they must have credit characteristics which would qualify them for at least the Standard & Poor's Corporation rating of "BBB-"or at least the Moody's Investors
Service, Inc. rating of "Baa", which in brief represent the lowest ratings for securities of investment grade (see "Other
Matters--Description of Securities Ratings"). Insurance is not a substitute for the basic credit of an issuer, but supplements the existing credit and provides additional security therefor. If an issue is accepted for insurance, a non-cancellable policy for the prompt payment of interest and principal on the bonds, when due, is issued by the insurer. Any premium or premiums relating to Preinsured Bond insurance is paid by the issuer, by a prior owner of such Bonds or by the Sponsor and a monthly premium is paid by an Insured Trust for the portfolio insurance, if any, obtained by such Trust. The Trustee has the right to obtain permanent insurance from a Portfolio Insurer in connection with the sale of a Bond insured under the insurance policy obtained from the respective Portfolio Insurer by an Insured Trust upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. All Bonds insured by the Portfolio Insurers and the Preinsured Bond Insurers receive a "AAA"rating by Standard &
Poor's Corporation. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts".

In selecting Securities for the Trusts the following facts, among others, were considered by the Sponsor: (a) either the Standard & Poor's Corporation rating of the Securities was in no case less than "BBB-"in the case of the Insured Trusts, or the Moody's Investors Service, Inc. rating of the Securities was in no case less than "Baa"in the case of the Insured
Trusts, including provisional or conditional ratings, respectively, or, if not rated, the Securities had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund (see "Other Matters--Description of Securities Ratings"), (b) the prices of the Securities relative to other bonds of comparable quality and maturity, (c) the diversification of Securities as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance for the prompt payment of principal and interest, when due, on the Securities. Subsequent to the Date of Deposit, a Security may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of such Security from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Security (see "Trust Administration--Fund Administration and Expenses--Portfolio Administration").

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Securities in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Securities or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Security on the date of issuance to the effect that such Securities have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Securities.

Risk Factors. Certain of the Bonds in certain of the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors. See "General"for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by the Fund, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. See " General"for each Trust.

Certain of the Bonds in certain of the Trusts may be health care revenue bonds. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program. Such adverse changes also may adversely affect the ratings of Securities held in the portfolios of the Fund; however, because of the insurance obtained by each of the Insured Trusts, the "AAA"rating of the Units of each of the Insured Trusts would not be affected. See "General"for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds. See "General"for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth"zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees. See "
General"for each Trust.

Certain of the Bonds in certain of the Trusts may be industrial revenue bonds ("IRBs"). In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. See "General"for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations that are secured by lease payments of a governmental entity (hereinafter called " lease obligations"). Lease obligations are often in the form of certificates of participation. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation"clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation"lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. See "General"for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems relating to school bonds include litigation contesting the State constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college"age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees. See "General"for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents. See "General"for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in such a Trust prior to the stated maturity of the Bonds. See "General"for each Trust.

Replacement Bonds. Because certain of the Securities in the Fund may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that any Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for the Fund under a contract, including those Securities purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Trust
Agreement to direct the Trustee to acquire other bonds ("Replacement
Bonds") to make up the original corpus of the Fund.

The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by states or territories of the United States or political subdivisions thereof and, in the case of replacement of bonds in a State Trust, shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, (ii) must have a fixed maturity date of at least 10 years in the case of an IM-IT, IM-IT Discount or a State Trust (other than a State Intermediate Laddered Maturity Trust) or, in the case of an IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity or IM-IT Short Intermediate Trust, must have a fixed maturity date within the range set forth under "Unitholder Explanations--Settlement of Bonds in the Trusts--The Fund", (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be "when, as and if issued"bonds, (v) must be rated "BBB-"or better in the case of the Insured Trusts by Standard & Poor's Corporation or "Baa"or better in the case of the Insured Trusts by Moody's Investors Service, Inc. and (vi) with respect to each Insured Trust, must be insured by one of the Preinsured Bond Insurers or be eligible for (and when acquired be insured under) the insurance obtained by such Insured Trust. Whenever a Replacement Bond has been acquired for the Fund, the Trustee shall, within five days thereafter, notify all Unitholders of the affected Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variation to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal, Purchased Interest and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Fund) attributable to such Failed Bonds not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. All such interest paid to a Unitholder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. In the event a Replacement Bond should not be acquired by the Fund, the Estimated Net Annual Interest Income per Unit for the affected Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

Bond Redemptions. Certain of the Bonds in certain of the Trusts may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: a final determination that the interest on the Bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The issuer of certain Bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call Bonds in accordance with the stated redemption provisions of such Bonds. In such a case the issuer no longer has the right to call the Bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a Bond at a time when the issuer of the Bond might not have called a Bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "Portfolio"for each Trust and footnote (3) in the "Notes to Portfolios". See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

Distributions. Distributions of interest received by the Fund, pro rated on an annual basis, will be made monthly. The first such distribution will be in the amount indicated under "Per Unit Information"for the applicable Trust and will be made on the fifteenth day of the month indicated under "
Initial Distribution"therein to Unitholders of record on the first day of such month. Distribution of funds from the Principal Account, if any, will also be made monthly, except under certain special circumstances (see " Unitholder Explanations--Public Offering--Distributions of Interest and Principal").

Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of each Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued (other than as a result of a change in plan of distribution) or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

ESTIMATED CURRENT RETURNS AND ESTIMATED LONG-TERM RETURNS

As of the close of business on the day before the Date of Deposit (except for the IM-IT and IM-IT Discount Trusts as of 8:00 A.M. Central Time on the Date of Deposit) the Estimated Current Return and the Estimated Long-Term Return were as set forth in the "Per Unit Information"for each Trust.
Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

In order to acquire certain of the Securities contracted for by the Sponsor for deposit in the Fund, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed (1) the amounts paid by Unitholders and (2) the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on any "when, as and if issued"Securities does not begin accruing as tax-exempt interest income to the benefit of Unitholders until their respective dates of delivery, the Trustee may, in order to maintain (or in some cases approach) for the Unitholders the same estimated net annual interest incomes during the first year of the Trusts' operations as is indicated under "Per Unit
Information"for the applicable Trust, reduce its fee (and to the extent necessary pay Trust expenses) in an amount equal to that indicated under "
Per Unit Information"for the applicable Trust.

INTEREST EARNING SCHEDULE

Calculation of Estimated Net Annual Interest Income. The estimated net annual interest income is based on 360 days. To account for the estimated net annual interest income per Unit in a Trust, it is necessary to use the following information.

The beginning interest date for each Trust is December 22, 1994. The first record date for each Trust (February 1, 1995) is 39 days from such date. The daily rates of estimated net annual interest income per Unit are $.17316, $.16881, $.14133, $.14918, $.16649, $.16583 and $.16783 for the IM-IT, IM-IT
Limited Maturity, IM-IT Discount, California IM-IT Intermediate Laddered Maturity, Colorado IM-IT, Florida IM-IT and Massachusetts IM-IT Trusts, respectively. This amounts to $6.75, $6.58, $5.51, $5.82, $6.49, $6.47, and
$6.55 for the IM-IT, IM-IT Limited Maturity, IM-IT Discount, California IM-IT Intermediate Laddered Maturity, Colorado IM-IT, Florida IM-IT and Massachusetts IM-IT Trusts, respectively.

Utilizing the preceding information, the following procedure illustrates the calculation of first year estimated net annual interest income per Unit for the Colorado IM-IT Trust:

The Colorado IM-IT Trust accrues

$6.49 to the first record date plus
$50.00 which is 10 normal distributions at $5.00, and finally adding
$3.45 which has accrued from December 1, 1995 until December 22, 1995 which completes the 360 day cycle (21 days times the daily factor)

Total $59.94 interest earned /$1,000.00 (Date of Deposit Public Offering Price) = 5.99% Estimated Current Return as of the Date of Deposit.

PURCHASED AND ACCRUED INTEREST

Purchased Interest. Purchased Interest is a portion of the unpaid interest that has accrued on the Securities from the later of the last payment date on the Securities or the date of issuance thereof through the First Settlement Date and is included in the calculation of the Public Offering Price. Purchased Interest will be distributed to Unitholders as Units are redeemed or Securities mature or are called. See "Summary of Essential Financial Information"for the amount of Purchased Interest per Unit for each Trust. Purchased Interest is an element of the price Unitholders will receive in connection with the sale or redemption of Units prior to the termination of the Trust.

Accrued Interest. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

As indicated in "Purchased Interest", accrued interest as of the First Settlement Date includes Purchased Interest. In an effort to reduce the amount of Purchased Interest which would otherwise have to be paid by Unitholders, the Trustee may advance a portion of such accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement (other than the Purchased Interest already included therein), less any distributions from the Interest Account subsequent to the First Settlement Date. See "Public Offering--Distributions of Interest and Principal."

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the Purchased Interest and accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds (including Purchased Interest) held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

PUBLIC OFFERING

General. Units are offered at the Public Offering Price which includes Purchased Interest. During the initial offering period the Public Offering Price is based on the offering prices of the Securities in each Trust and includes a sales charge of 4.9% of the Public Offering Price (excluding Purchased Interest) (5.152% of the aggregate offering price of the Securities) for an IM-IT or a State Trust (other than a State Intermediate Laddered Maturity Trust), 4.3% of the Public Offering Price (excluding Purchased Interest) (4.493% of the aggregate offering price of the Securities) for an IM-IT Limited Maturity Trust, 4.0% of the Public Offering Price (excluding Purchased Interest) (4.167% of the aggregate offering price of the Securities) for an IM-IT Discount Trust, 3.9% of the Public Offering Price (excluding Purchased Interest) (4.058% of the aggregate offering price of the Securities) for an IM-IT Intermediate Trust and 3.0% of the Public Offering Price (excluding Purchased Interest) (3.093% of the aggregate offering price of the Securities) for an IM-IT Short Intermediate Trust or a State Intermediate Laddered Maturity Trust. After the initial public offering period, the secondary market Public Offering Price is based on the bid prices of the Securities in each Trust and includes a sales charge determined in accordance with the table set forth below, which is based upon the dollar weighted average maturity of each Trust plus in each case Purchased Interest and accrued interest, if any. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject to a "mandatory tender", in which case such mandatory tender will be deemed to be the date upon which they mature.

The effect of this method of sales charge computation will be that different sales charge rates will be applied to each Trust based upon the dollar weighted average maturity of such Trust's Portfolio, in accordance with the following schedule:



Years To Maturity       Sales Charge   Years To Maturity       Sales Charge
1                       1.523%          9                      4.712%
2                       2.041          10                      4.932
3                       2.564          11                      4.932
4                       3.199          12                      4.932
5                       3.842          13                      5.374
6                       4.058          14                      5.374
7                       4.275          15                      5.374
8                       4.493          16 to 30                6.045




The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Securities in a Trust. Expressed as a percent of the Public Offering Price (excluding Purchased Interest), the sales charge on a Trust consisting entirely of a portfolio of Bonds with 15 years to maturity would be 5.10%. The sales charge applicable to quantity purchases during the initial offering period is, however, reduced on a graduated basis to any person acquiring 100 or more Units as follows:



                       Dollar Amount of Sales
                       Charge Reduction Per Unit
                       IM-IT, State (other
                       than a State
                       Intermediate
                       Laddered Maturity
Aggregate Number of    Trust) and
Units Purchased        National Quality          IM-IT
                       Trusts                    Discount Trust  Other Trusts
100-249 Units......... $    4.00                 $   2.00        $    4.00
250-499 Units......... $    6.00                 $   4.00        $    6.00
500-999 Units......... $   14.00                 $   6.00        $    9.00
1,000-1,499 Units..... $   19.00                 $   8.00        $   11.00
1,500 or more Units... $   19.00                 $  10.00        $   11.00




Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for such quantity purchases. See "Public Offering--Unit Distribution". This reduced sales charge structure will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen Merritt-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "
Initial Purchase Date") or (b) on any day subsequent to the Initial
Purchase Date, if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. Employees of Van Kampen Merritt Inc. and its subsidiaries may purchase Units of the Trust at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling Underwriters may purchase Units of the Fund at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Fund at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

Offering Price. Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information"in accordance with fluctuations in the prices of the underlying Securities in each Trust.

As indicated above, the price of the Units as of the date the Securities were deposited in each Trust was determined by adding to the aggregate offering price of the Securities of a Trust an amount equal to the applicable sales charge expressed as a percentage of the aggregate offering price of the Securities plus Purchased Interest and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting commission equal to such sales charge expressed as a percentage of the Public Offering Price (excluding Purchased Interest). Such price determination as of the close of business on the day before the Date of Deposit (except for the IM-IT and IM-IT Discount Trusts as of 8:00 A.M. Central Time on the Date of Deposit) was made on the basis of an evaluation of the Securities in each Trust prepared by Interactive Data Services, Inc., a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the close of business on the day before the Date of Deposit (except for the IM-IT and IM-IT Discount Trusts as of 8:00 A.M. Central Time on the Date of Deposit) and during the period of initial offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities of each Trust as of 4:00 P.M. Eastern time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 4:00 P.M. Eastern time on each such day. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Securities in the Trust plus an amount equal to the applicable secondary market sales charge expressed as a percentage of the aggregate bid price of the Securities plus Purchased Interest and dividing the sum so attained by the number of Units then outstanding. This computation produces a gross commission equal to such sales charge expressed as a percentage of the Public Offering Price (excluding Purchased Interest). For secondary market purposes such appraisal and adjustment with respect to a Trust will be made by the Evaluator as of 4:00 P.M. Eastern time on days in which the New York Stock Exchange is open for each day on which any Unit of such Trust is tendered for redemption, and it shall determine the aggregate value of any Trust as of 4:00 P.M. Eastern time on such other days as may be necessary.

The aggregate price of the Securities in each Trust has been and will be determined on the basis of bid prices or offering prices, as is appropriate,
(a) on the basis of current market prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Fund; (b) if such prices are not available for any particular Securities, on the basis of current market prices for comparable bonds; (c) by causing the value of the Securities to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the Securities will generally fluctuate with changes in market interest rates. Unless Bonds are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Bonds") the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of the affected Portfolio Insurer to meet its commitments under any Trust insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Bonds and the insurance obtained by an Insured Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940.

No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this Prospectus.

The initial or primary Public Offering Price of the Units is equal to the offering price per Unit of the underlying Securities in each Trust plus the applicable sales charge plus Purchased Interest and interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price is equal to the bid price per Unit of the Securities in each Trust plus the applicable sales charge plus Purchased Interest and accrued interest. The offering price of Securities in each Trust may be expected to average approximately 0.5%-1% more than the bid price of such Securities. On the Date of Deposit, the offering side evaluations of the Securities in the Trusts were higher than the bid side evaluations of such Securities by the respective amounts indicated under footnote (5) in "
Notes to Portfolios".

Although payment is normally made five business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of certificates representing Units so ordered will be made five business days following such order or shortly thereafter. See "Redemption of Units"below for information regarding the ability to redeem Units ordered for purchase.

Market for Units. During the initial public offering period, the Sponsor and/or certain of the Underwriters intend to offer to purchase Units at a price equivalent to the Public Offering Price which is based upon the aggregate offering price per Unit of the underlying Securities in each Trust and the amount of Purchased Interest for each Trust plus accrued interest to the date of settlement less the related sales commission. Afterward, although they are not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon the aggregate bid prices of the Securities in the portfolio of each Trust plus Purchased Interest plus interest accrued to the date of settlement and plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder of any Trust desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Securities in the portfolio of such Trust plus Purchased Interest and any accrued interest. The aggregate bid prices of the underlying Securities in a Trust are expected to be less than the related aggregate offering prices. See "Redemption of Units"below. A
Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Distributions of Interest and Principal. Interest received by the Fund, including that part of the proceeds of any disposition of Securities which represents Purchased Interest and/or accrued interest, is credited by the Trustee to the Interest Account for the appropriate Trust. Other receipts are credited to the Principal Account for the appropriate Trust. Interest received by the Fund after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price"above) will be distributed on or shortly after the fifteenth day of each month on a pro rata basis to Unitholders of record of a Trust as of the preceding record date who are entitled to distributions at that time. All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account of a Trust will be computed as of the date set forth under "Per Unit Information"for the applicable
Trust, and thereafter as of the record date, and distributions to the Unitholders as of such record date will be made on or shortly after the fifteenth day of such month. Proceeds received from the disposition of any of the Securities after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in any Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit.

The distribution to the Unitholders of a Trust as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholder's pro rata share of the estimated net Annual interest Income in the Interest Account of such Trust after deducting estimated expenses. Because interest payments are not received by the Fund at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to such Interest Account as of the record date. For the purpose of minimizing fluctuations in the distributions from an Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the applicable Interest Account on the ensuing record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Fund (as determined on the basis set forth under "Trust Administration--Fund Administration and Expenses"). The Trustee also may withdraw from said Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Fund. Amounts so withdrawn shall not be considered a part of the Fund's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemptions of Units by the Trustee.

Reinvestment Option. Unitholders of all unit investment trusts sponsored by Van Kampen Merritt Inc. (except Unitholders of a New York IM-IT Trust or a New York IM-IT Intermediate Laddered Maturity Trust), may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any of the open ended mutual funds (except for B shares) listed under "Trust Administration--Sponsor" which are registered in the Unitholder's state of residence. New York IM-IT Trust and New York IM-IT Intermediate Laddered Maturity Trust Unitholders, other than those residing in the Commonwealth of Massachusetts, may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of First Investors New York Insured Tax Free Fund, Inc., a fund which invests primarily in securities exempt from federal and New York state and city income tax. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds".

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen Merritt Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, plus a sales charge of $1.00 per $100 of reinvestment except if the participant selects the First Investors New York Insured Tax Free Fund, Inc., in which case the sales charge will be $1.50 per $100 of reinvestment, or except if the participant selects the Van Kampen Merritt Money Market Fund or the Van Kampen Merritt Tax Free Money Fund in which case no sales charge applies. A minimum of one-half of such sales charge would be paid to Van Kampen Merritt Inc. for all Reinvestment Funds except First Investors New York Insured Tax Free Fund, Inc., in which case such sales charge would be paid to First Investors Management Company, Inc.

Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions of his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered to the person seeking redemption or satisfactory indemnity provided. No redemption fee will be charged. On the seventh calendar day following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender"is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding"in the event the Trustee has not been previously provided such number.

Purchased Interest and accrued interest paid on redemption shall be withdrawn from the Interest Account of such Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts will be withdrawn from the Principal Account of such Trust. The Trustee is empowered to sell underlying Securities of a Trust in order to make funds available for redemption. Units so redeemed shall be cancelled.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Securities in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Securities in each Trust, as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds and Purchased Interest in each Trust and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Securities and Purchased Interest in such Trust) by the amount shown under "Summary of Essential Financial Information".
While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in each Trust on the basis of (i) the cash on hand in such Trust or moneys in the process of being collected, (ii) the value of the Securities in such Trust based on the bid prices of the Securities therein, except for cases in which the value of insurance has been included, (iii) Purchased Interest for each Trust and (iv) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued expenses of such Trust. The Evaluator may determine the value of the Securities in each Trust by employing any of the methods set forth in "Public
Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the Bonds in an Insured Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "Public Offering--Offering Price"above.

The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Securities represented by the Units so redeemed. As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size and diversity of the affected Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trusts is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

Reports Provided. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and the amount of other receipts (received since the preceding distribution), if any, being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Trustee deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest
Account: interest received (including amounts representing interest received upon any disposition of Securities) and the percentage of such interest by states in which the issuers of the Securities are located, the amount of Purchased Interest, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, deductions for payment of applicable taxes and fees and expenses of the Trustee, the amount of "when issued"interest treated as a return of capital, if any, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS

Insurance has been obtained by each Insured Trust or by the issuer of such Bonds, or by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the Bonds in such Trust. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection". An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer referred to below is still in business and the Bonds described in such policy continue to be held by such Trust (see "Portfolio"for the respective Insured Trust). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by each Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of Bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such Bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds as they fall due. For the purposes of insurance obtained by an Insured Trust, " when due"generally means the stated maturity date for the payment of principal and interest. However, in the event (a) an issuer of a Bond defaults in the payment of principal or interest on such Bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Bond plus accrued interest to the date of such payment and thereby retire the Bond from the affected Trust prior to such Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, such insurance terminates as to such Bond on the date of sale.

Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a Bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bonds regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of Bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance would be determined based upon the insurability of each Bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Bond.

The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each Bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Public Offering--Offering Price". Because any such insurance value may be realized in the market value of the Bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of Bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Public Offering--Redemption of Units") and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted Bonds or Bonds in significant risk of default such Trust would not need to hold such Bonds until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--Amendment or Termination").

Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering--Offering Price". It is also the present intention of the Trustee not to sell such Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering--Offering Price"herein for a more complete description of an Insured Trust's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond is effective so long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the Bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection".

AMBAC Indemnity Corporation ("AMBAC Indemnity") is a
Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of approximately $1,988,000,000 (unaudited) and statutory capital of approximately $1,148,000,000 (unaudited) as of March 31, 1994. Statutory capital consists of AMBAC Indemnity's policyholders' surplus and statutory contingency reserve. AMBAC Indemnity is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's Corporation have both assigned a triple-A claims-paying ability rating to AMBAC Indemnity.

Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC Indemnity. The address of AMBAC Indemnity's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.

AMBAC Indemnity has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC Indemnity has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

Municipal Bond Investors Assurance Corporation ("MBIA") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is a limited liability corporation rather than a several liability association. MBIA is domiciled in the State of New York and licensed to do business in all fifty states, the District of Columbia and the Commonwealth of Puerto Rico. As of June 30, 1994 MBIA had admitted assets of $3.3 billion (unaudited), total liabilities of $2.2 billion (unaudited), and total capital and surplus of $1.1 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's year end financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.

Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company (BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

Moody's Investors Service, Inc. rates all bond issues insured by MBIA " Aaa"and short term loans "MIG 1,"both designated to be of the highest quality.

Standard & Poor's Corporation rates all new issues insured by MBIA " AAA"Prime Grade.

The Moody's Investors Service, Inc. rating of MBIA should be evaluated independently of the Standard & Poor's Corporation rating of MBIA. No application has been made to any other rating agency in order to obtain additional ratings on the Bonds. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds.

Financial Guaranty Insurance Company ("Financial Guaranty"or "
FGIC") is a wholly-owned subsidiary of FGIC Corporation (the "
Corporation"), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"
). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of September 30, 1994, the total capital and surplus of Financial Guaranty was approximately $871,000,000. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention:
Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 160 West Broadway, 18th Floor, New York, New York 10013, Attention: Property Companies Bureau, telephone number: (212) 621-0389.

In addition, Financial Guaranty Insurance Company is currently licensed to write insurance in all 50 states and the District of Columbia.

Financial Security Assurance, Inc. ("Financial Security"or "
FSA") is a monoline insurance company incorporated on March 16, 1984 under the laws of the State of New York. The operations of Financial Security commenced on July 25, 1985, and Financial Security received its New York State insurance license on September 23, 1985. Financial Security and its two wholly owned subsidiaries are licensed to engage in the financial guaranty insurance business in 49 states, the District of Columbia and Puerto Rico.

Financial Security and its subsidiaries are engaged exclusively in the business of writing financial guaranty insurance, principally in respect of asset-backed and other collateralized securities offered in domestic and foreign markets. Financial Security and its subsidiaries also write financial guaranty insurance in respect of municipal and other obligations and reinsure financial guaranty insurance policies written by other leading insurance companies. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer.

Financial Security is approximately 91.6% owned by U S WEST, Inc. and 8.4% owned by The Tokio Marine and Fire Insurance Co., Ltd. ("Tokio Marine"
). Neither U S WEST, Inc. nor Tokio Marine is obligated to pay the debts of or the claims against Financial Security. Financial Security is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of March 31, 1993, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $479,110,000 (unaudited) and $220,078,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $628,119,000 (unaudited) and $202,493,000 (unaudited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention: Communications Department. Its telephone number is
(212) 826-0100.

Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written by Financial Security or either of its subsidiaries are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with unaffiliated reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit Financial Security's obligations under any financial guaranty insurance policy.

Financial Security's claims-paying ability is rated "Aaa"by Moody's
Investors Service, Inc., and "AAA"by Standard & Poor's Corporation,
Nippon Investors Service Inc., Duff & Phelps Inc. and Australian Ratings Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

Capital Guaranty Insurance Company ("Capital Guaranty") is a "
Aaa/AAA"rated monoline stock insurance company incorporated in the State of Maryland, and is a wholly owned subsidiary of Capital Guaranty Corporation, a Maryland insurance holding company. Capital Guaranty Corporation is a publicly owned company whose shares are traded on the New York Stock Exchange.

Capital Guaranty is authorized to provide insurance in all 50 states, the District of Columbia and three U.S. territories. Capital Guaranty focuses on insuring municipal securities and our policies guaranty the timely payment of principal and interest when due for payment on new issue and secondary market issue municipal bond transactions. Capital Guaranty's claims-paying ability is rated "Triple-A"by both Moody's and Standard & Poor's.

     As of September 30, 1994, Capital Guaranty had more than $14.6 billion in net exposure outstanding (excluding deferred issues). The total statutory policyholders' surplus and contingency reserve of Capital Guaranty was $193,194,000 (unaudited), and the total admitted assets were $293,036,690 (unaudited) as reported to the Insurance Department of the State of Maryland as of September 30, 1994. Financial statements for Capital Guaranty Insurance Company, that have been prepared in accordance with statutory insurance accounting standards, are available upon request. The address of Capital Guaranty's headquarters and its telephone number are Steuart Tower, 22nd Floor, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000.

CapMAC is a New York-domiciled monoline stock insurance company which engages only in the business of financial guarantee and surety insurance. CapMAC is licensed in 50 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate, municipal and other financial obligations in the domestic and foreign capital markets. CapMAC may also provide financial guarantee reinsurance for structured asset-backed, corporate and municipal obligations written by other major insurance companies.

CapMAC's claims-paying ability is rated "Aaa"by Moody's Investors
Service, Inc. ("Moody's"), "AAA"by Standard & Poor's
Corporation ("Standard & Poor's"), "AAA"by Duff & Phelps,
Inc. ("Duff & Phelps") and "AAA"by Nippon Investors Inc. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

CapMAC is wholly owned by CapMAC Holdings Inc. ("Holdings"), a company that is owned by a group of institutional and other investors, including CapMAC's management and employees.

Neither Holdings nor any of its stockholders is obligated to pay any claims under any Policy issued by CapMAC or any debts of CapMAC or to make additional capital contributions.

CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance departments of the other jurisdictions in which it is licensed. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.

CapMAC is bound by insurance laws and regulations regarding capital transfers, limitations upon dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. The amount of exposure per risk that CapMAC may retain, after giving effect to reinsurance, collateral or other security, is also regulated. Statutory and regulatory accounting practices may prescribe appropriate rates at which premiums are earned and the levels of reserves required. In addition, various insurance laws restrict the incurrence of debt, regulate permissible investments of reserves, capital and surplus, and govern the form of policies.

CapMAC's obligations under the Policies may be reinsured. Such reinsurance does not relieve CapMAC of any of its obligations under the Policy(s).

THE POLICY IS NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW.

As of December 31, 1993 and 1992, CapMAC had qualified statutory capital (which consists of policyholders' surplus and contingency reserve) of approximately $168 million and $163 million, respectively, and had not incurred any debt obligations. Article 69 of the New York State Insurance Law requires CapMAC to establish and maintain the contingency reserve, which is available to cover claims under policies issued by CapMAC.

In addition to its qualified statutory capital and other reinsurance available to pay claims under its Policies, CapMAC has entered into a Stop Loss Reinsurance Agreement (the "Stop Loss Agreement") with Winterthur
Swiss Insurance Company (the "Reinsurer"), which is rated AAA by
Standard & Poor's and Aaa by Moody's, pursuant to which the Reinsurer will be required to pay any losses incurred by CapMAC during the term of the Stop Loss Agreement on the Policies covered under the Stop Loss Agreement in excess of a specified amount of losses incurred by CapMAC under such Policies (such specified amount initially being $100 million and increasing annually by an amount equal to 66 2/3% of the increase in CapMAC's statutory capital and surplus) up to an aggregate limit payable under the Stop Loss Agreement of $50 million. The Stop Loss Agreement has a term of seven years, is extendable for one-year periods and is subject to early termination upon the occurrence of certain events.

CapMAC also has available a $100,000,000 standby corporate liquidity facility (the "Liquidity Facility") provided by a syndicate of banks rated
A1+/P1 by Standard & Poor's and Moody's, respectively. The Liquidity Facility is currently scheduled to expire in June 1997 and may be extended from time to time. Under the Liquidity Facility CapMAC will be able, subject to satisfying certain conditions, to borrow funds from time to time in order to enable it to fund any claim payments or payments made in settlement or mitigation of claims payments under its policies, including the Policy.

Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, and filed with the Insurance Department of the State of New York are available upon request. CapMAC is located at 885 Third Avenue, New York, New York 10022, and its telephone number is (212) 755-1155.

In order to be in an Insured Trust, Bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of Bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the Bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the Bonds in the portfolios of the Insured Trusts in the Fund are insured either by the respective Trust or by the issuer of the Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in a Trust.

Because the Bonds are insured by one of the Portfolio Insurers or one of the Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's Corporation has assigned to the Units of each Insured Trust its "AAA"investment rating. See "Description of Securities
Ratings". The obtaining of this rating by an Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's Corporation or as a guarantee of the market value of such Trust or of the Units.

On the date of this Prospectus, the Estimated Current Return on the Securities in the Colorado IM-IT Trust was 5.99% after payment of the insurance premium or premiums payable by such Trust, while the Estimated Long-Term Return on such Trust was 6.02%. The Estimated Current Return on an identical portfolio without the insurance obtained by the above mentioned Trust would have been 6.01% on such date, while the Estimated Long-Term Return on an identical portfolio without the insurance obtained by the above mentioned Trust would have been 6.04%.

An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the Securities in such portfolio had Standard & Poor's Corporation " AAA"rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the Bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA"by Standard & Poor's Corporation) may or may not have a higher yield than uninsured bonds rated "AAA"by Standard & Poor's Corporation. In selecting such Bonds for an
Insured Trust, the Sponsor has applied the criteria hereinbefore described.

In the event of nonpayment of interest or principal, when due, in respect of a Bond, AMBAC Indemnity shall make such payment not later than 30 days and Financial Guaranty shall make such payment within one business day after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. See "Other Matters--Federal Tax Status".

Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

The Bonds in the Insured Trusts are insured as follows:



                                                     Bonds insured           Bonds insured
                                                     under AMBAC             under Financial
Trust                                                Indemnity               Guaranty                Preinsured    Total
                                                     portfolio insurance     portfolio insurance     Bonds
IM-IT.............................................                  --                      --          100%       100%
IM-IT Limited Maturity............................                  --                      --          100%       100%
IM-IT Discount....................................                  --                      --          100%       100%
California IM-IT Intermediate Laddered Maturity...                  --                      --          100%       100%
Colorado IM-IT....................................                 17%                      --           83%       100%
Florida IM-IT.....................................                  --                      --          100%       100%
Massachusetts IM-IT...............................                  --                      --          100%       100%

The breakdown of the Preinsured Bonds is as follows: IM-IT--AMBAC Indemnity 48%, Capital Guaranty 11%, Financial Guaranty 26% and MBIA 15%; IM-IT Limited Maturity Trust--AMBAC Indemnity 10%, Capital Guaranty 15%, Financial Guaranty 20%, MBIA 48% and FSA 7%; IM-IT Discount Trust--AMBAC Indemnity 42%, Financial Guaranty 13% and MBIA 45%; California IM-IT Intermediate Laddered Maturity Trust--AMBAC Indemnity 24%, Capital Guaranty 28% and MBIA 48%; Colorado IM-IT Trust--AMBAC Indemnity 3% and MBIA 80%; Florida IM-IT Trust--AMBAC Indemnity 23%, Financial Guaranty 50% and MBIA 27%; Massachusetts IM-IT Trust--AMBAC Indemnity 67%, Financial Guaranty 8% and MBIA 25%.







IM-IT

General. The IM-IT consists of 11 issues of Securities. Two of the Bonds in the IM-IT are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are located in 9 states or territories, divided by purpose of issues (and percentage of principal amount to total IM-IT) as follows: Water and Sewer, 3 (26%); Health Care, 2 (22%); Public Building, 2 (22%); General Obligations, 2 (15%); Certificates of Participation, 1 (11%) and Other Care, 1 (4%). No Bond issue has received a provisional rating. The dollar weighted average maturity of the Bonds in the Trust is 27 years.

Tax Status. For a discussion of the Federal tax status of income earned on IM-IT Units, see "Other Matters--Federal Tax Status".



Special Information Based on Various Distribution Plans:

Calculation of Estimated Net Annual Unit Income During the First Year <F1>:
 Estimated Annual Interest Income per Unit.................................... $    63.03
 Less: Estimated Annual Expense per Unit <F2>................................. $      .79
 Less: Annual Premium on Portfolio Insurance per Unit.........................         --
 Estimated Net Annual Interest Income per Unit................................ $    62.24
Calculation of Estimated Interest Earnings Per Unit During the First Year:
 Estimated Net Annual Interest Income per Unit................................ $    62.24
 Divided by 12................................................................ $     5.19
Estimated Daily Rate of Net Interest Accrual per Unit During the First Year... $   .17288
Estimated Current Return Based on Public Offering Price During
     the First Year <F1><F3><F4><F5>..........................................       6.22%
Calculation of Estimated Net Annual Unit Income After the First Year <F1>:
 Estimated Annual Interest Income per Unit.................................... $    64.11
 Less: Estimated Annual Expense per Unit <F2>................................. $     1.77
 Less: Annual Premium on Portfolio Insurance per Unit.........................         --
 Estimated Net Annual Interest Income per Unit................................ $    62.34
Calculation of Estimated Interest Earnings Per Unit After the First Year:
 Estimated Net Annual Interest Income per Unit................................ $    62.34
 Divided by 12................................................................ $     5.20
Estimated Daily Rate of Net Interest Accrual per Unit After the First Year.... $   .17316
Estimated Current Return Based on Public Offering Price After
     the First Year <F1><F3><F4><F5>..........................................       6.23%
Estimated Long-Term Return <F1><F3><F4><F5>...................................       6.30%
Initial Distribution (February 1995).......................................... $     6.75
Estimated Normal Distribution per Unit <F5>................................... $     5.20
Purchased Interest <F6>....................................................... $     4.31
 Trustee's Annual Fee <F1>..........$.98 per $1,000 principal amount of Bonds
 Record and Computation Dates.......FIRST day of each month
 Distribution Dates.................FIFTEENTH day of each month commencing February 15, 1995


<F1>The differences between the Estimated Current Returns during the first year and after the first year are shown in the table above. Due to inclusion in the portfolio of "when, as and if issued"Bonds a portion of the monies received by the Trust (the net interest accruing on such bonds prior to their respective deliveries to the Trust--the last of which is expected to be on January 12, 1995) will be treated, in the first year only, as a distribution which is not deemed to be income to Unitholders. During the first year $1.08 per Unit (for those purchasing units on the Date of Deposit) will be "when issued"interest. However, because the Trustee will reduce its expenses during the first year to the extent of its annual fee which is expected to be approximately $.98 per Unit, only $.10 or .01% per Unit will be considered such a distribution and is the difference between the first and second year monthly Estimated Current Return indicated above. It should be noted that the actual cash generated in connection with each Unit during the first year will equal the amount indicated under Estimated Net Annual Interest Income per Unit After The First Year. This cash amount during the first year includes $.10 per Unit, which is a distribution not deemed to be income. See "The Fund" and "Estimated Current Returns and Estimated Long-Term Returns". The fact that there is a distribution not deemed to be income during the first year would not effect the Estimated Long-Term Return by more than .01% per Unit.

<F2>Excluding insurance costs.

<F3>The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder
Explanations--Public Offering--General".

<F4>The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".

<F6>See "Unitholder Explanations--Purchased and Accrued Interest".





INSURED MUNICIPALS INCOME TRUST
SERIES 339
(169TH INSURED MULTI-SERIES)
PORTFOLIO As of
December 15, 1994

                                                                                                               Offering
Aggregate         Name of Issuer, Title, Interest Rate andMaturity Date of                 Redemption          Price To
Principal<F1>     either Bonds Deposited orBonds Contracted for<F1><F5>        Rating<F2>  Feature<F3>         IM-IT<F4>
$   1,000,000     Concord Community Schools Building Corporation, Elkhart,
                   Indiana, First Mortgage Bonds, Series 1994 (Capital
                  Guaranty  Insured)**                                                     2005 @ 101.5
                  7.00% Due 7/1/2013.......................................          YAAA  2012 @ 100 S.F.     $   1,021,650
    1,000,000     Bexar County Health Facilities Development Corporation,
                  Hospital  Revenue Bonds (Baptist Memorial Hospital
                  System Project)  Series 1994 (San Antonio, Texas) MBIA
                  Insured                                                                  2004 @ 102
                  #6.75% Due 8/15/2019.....................................           AAA  2016 @ 100 S.F.           989,600
    1,000,000     North Penn Water Authority (Montgomery County,
                  Pennsylvania)  Water Revenue Bonds, Series 1994 (FGIC
                  Insured)**                                                               2004 @ 101
                  #6.875% Due 11/1/2019....................................           AAA  2016 @ 100 S.F.         1,010,900
      325,000     Lowell Area Schools, Counties of Kent and Ionia, State
                  of  Michigan, 1992 Refunding Bonds (General Obligation-
                  Unlimited Tax) FGIC Insured
                  #0.00% Due 5/1/2020......................................           AAA                             56,407<F6>
       400,000    City of Tehachapi, California, Water and Sewer Revenue
                  Refunding  Bonds, Series 1994 (MBIA Insured)                             2004 @ 102
                  #6.75% Due 11/1/2020.....................................          YAAA  2006 @ 100 S.F.           397,136
     400,000      Economic Development Corporation of the County of
                  Gratiot,  Michigan, Limited Obligation Economic
                  Development Revenue  Refunding Bonds (Michigan Masonic
                  Home Project) Series  1993 (AMBAC Indemnity Insured)                     2003 @ 102
                  #5.00% Due 11/15/2020....................................           AAA  2015 @ 100 S.F.           310,048

    1,000,000     New York State Medical Care Facilities Finance Agency,
                  New York  Hospital FHA-Insured Mortgage Revenue Bonds,
                  Series  1994A (AMBAC Indemnity Insured)**                                2005 @ 102
                  #6.80% Due 8/15/2024.....................................          YAAA  2015 @ 100 S.F.           986,180

    1,000,000     Rio Linda Water District (Sacramento County, California)
                   Certificates of Participation, Rio Linda Public
                  Facilities  Corporation (AMBAC Indemnity Insured)                        2004 @ 102
                  #7.00% Due 11/1/2024.....................................           AAA  2010 @ 100 S.F.         1,012,840
    1,000,000     Louisville and Jefferson County, Metropolitan Sewer
                  District,  Kentucky, Sewer and Drainage System Revenue
                  Bonds,  Series 1994A (AMBAC Indemnity Insured)**
                  #6.75% Due 5/15/2025.....................................           AAA  2004 @ 102                998,490
    1,000,000     Regional Transportation Authority, Cook, DuPage, Kane,
                  Lake,  McHenry and Will Counties, Illinois, General
                  Obligation Bonds,  Series 1994D (FGIC Insured)                           2004 @ 102
                  #6.75% Due 6/1/2025......................................           AAA  2020 @ 100 S.F.           987,200
     1,000,000    Rhode Island Convention Center Authority, Revenue Bonds,
                  Series  1993A (AMBAC Indemnity Insured)                                  2003 @ 102
                  #5.75% Due 5/15/2027.....................................           AAA  2021 @ 100 S.F.           851,130
$      9,125,000                                                                                               $   8,621,581

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".






IM-IT LIMITED MATURITY TRUST

General. The IM-IT Limited Maturity Trust consists of 10 issues of Securities. One of the Bonds in the IM-IT Limited Maturity Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are located in 8 states or territories, divided by purpose of issues (percentage of principal amount to total IM-IT Limited Maturity Trust) as follows: General Purpose, 2 (21%); Health Care, 3 (21%); General Obligations, 1 (15%); Public Building, 1 (15%); Tax District, 1 (15%); Higher Education, 1 (10%) and Water and Sewer, 1 (3%). No Bond issue has received a provisional rating. All of the obligations in the IM-IT Limited Maturity Trust mature within 12-15 years of the Date of Deposit. The dollar weighted average maturity of the Bonds in the Trust is 14.1 years.

Tax Status. For a discussion of the Federal tax status of income earned on IM-IT Limited Maturity Units, see "Other Matters--Federal Tax Status".



Per Unit Information:

Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit.................................. $    62.35
 Less: Estimated Annual Expense per Unit <F2>............................... $     1.57
 Less: Annual Premium on Portfolio Insurance per Unit.......................         --
 Estimated Net Annual Interest Income per Unit.............................. $    60.78
Calculation of Estimated Interest Earnings Per Unit:
 Estimated Net Annual Interest Income per Unit.............................. $    60.78
 Divided by 12.............................................................. $     5.07
Estimated Daily Rate of Net Interest Accrual per Unit....................... $   .16881
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>....       5.97%
Estimated Long-Term Return <F3><F4><F5>.....................................       6.12%
Initial Distribution (February 1995)........................................ $     6.58
Estimated Normal Distribution per Unit <F5>................................. $     5.07
Purchased Interest <F6>..................................................... $     9.39
 Trustee's Annual Fee <F1>.......$.98 per $1,000 principal amount of Bonds
 Record and Computation Dates....FIRST day of each month
 Distribution Dates..............FIFTEENTH day of each month commencing February 15, 1995


<F1>During the first year the Trustee will reduce its fee by approximately $.36 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued"Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated annual interest income per Unit will be increased to $62.71. Estimated Annual Expense per Unit (excluding insurance) will be increased to $1.93; and estimated net annual interest income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns."Based on the outstanding principal amount of Securities as of the Date of Deposit, the Trustee's annual fee would be $4,900.

<F2>Excluding insurance costs.

<F3>The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder
Explanations--Public Offering--General".

<F4>The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".

<F6>See "Unitholder Explanations--Purchased and Accrued Interest".







INSURED MUNICIPALS INCOME TRUST
78th LIMITED MATURITY SERIES (169TH INSURED MULTI-SERIES)
PORTFOLIO As of December 15, 1994

                                                                                                                     Offering
                                                                                                                     Price To
                                                                                                                     IM-IT
                                                                                                                     Limited
Aggregate      Name of Issuer, Title, Interest Rate andMaturity Date of either                   Redemption          Maturity
Principal<F1>  Bonds Deposited orBonds Contracted for<F1><F5>                     Rating<F2>     Feature<F3>         Trust<F4>
$     750,000  District of Columbia (Washington, D.C.) General Obligation Bonds,
               Series 1994B (MBIA Insured)
               #6.00%  Due 6/1/2008 ..............................................          AAA  2004 @ 102          $     696,398
      750,000  Downtown Development Authority of the City of Grand Rapids,
               Michigan, Tax Increment Revenue Bonds, Series 1994 (MBIA
               Insured)
               #6.60%  Due 6/1/2008 ..............................................          AAA  2004 @ 102                756,697
      310,000  Pennsylvania Intergovernmental Cooperation Authority, Special
               Tax Revenue Bonds, City of Philadelphia Funding Program  (FGIC
               Insured)
               6.70%  Due 6/15/2008 ..............................................         YAAA  2005 @ 100                315,031
      700,000  Washington State Health Care Facilities Authority, Revenue
               Refunding Bonds, Sisters of Providence (FGIC Insured)
               #500M- 6.375%  Due 10/1/2008                                                 AAA                            490,150
               #200M- 6.375%  Due 10/1/2009 ......................................          AAA  2004 @ 102                194,026
      340,000  Wisconsin Health and Educational Facilities Authority (Lutheran
               Benevolent Development Fund, Inc.) Revenue Bonds, Series  1993B                   2003 @ 101
               (FSA Insured)
               #5.50%  Due 2/15/2009 .............................................          AAA  2006 @ 100 S.F.           298,653
      750,000  Parking Authority of the City and County of San Francisco,
               California, Parking Meter Revenue Bonds, Series 1994  (Capital
               Guaranty Insured)
               6.875%  Due 6/1/2009   ............................................         YAAA  2005 @ 102                767,835
      750,000  Rhode Island Depositors Economic Protection Corporation,  Special
               Obligation Refunding Bonds, Series 1993A (MBIA  Insured)
               #5.625%  Due 8/1/2009    ..........................................          AAA  2004 @ 100 S.F.           668,302
      500,000  Northeastern Pennsylvania Hospital and Education Authority,
               Pennsylvania, Guaranteed College Revenue Bonds (Luzerne  County
               Community College Project) Series 1994 (AMBAC  Indemnity
               Insured)**
               #6.55%  Due 8/15/2009    ..........................................         YAAA  2005 @ 100                502,500
      150,000  City of Laredo, Texas (Webb County) Combination Tax and Sewer
               System Revenue Certificates of Obligation, Series 1994 (MBIA
               Insured)
               #5.625%  Due 8/15/2009   ..........................................          AAA  2004 @ 100                135,188
$   5,000,000                                                                                                        $   4,824,780

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
ExplanationsInsurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".








IM-IT DISCOUNT TRUST

General. The IM-IT Discount Trust consists of 10 issues of Securities. None of the Bonds in the IM-IT Discount Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are located in states or territories, divided by purpose of issues (and percentage of principal amount to total IM-IT Discount Trust) as follows:
Health Care, 2 (26%); Retail Electric/Gas, 2 (17%); Industrial Revenue, 1 (12%); Other Care, 1 (10%); Public Building, 1 (10%); Transportation, 1 (10%); Water and Sewer, 1 (10%) and Higher Education, 1 (5%). No Bond issue has received a provisional rating. The dollar weighted average maturity of the Bonds in the Trust is 27 years. The portfolio of the IM-IT Discount Trust was, as a whole, purchased at a deep discount from the aggregate par value at maturity. See "Settlement of Bonds in the Trusts--The Fund."

Tax Status. For a discussion of the Federal tax status of income earned on IM-IT Discount Series Units, see "Other Matters--Federal Tax Status".



Per Unit Information:

Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit.............................. $    52.81
 Less: Estimated Annual Expense per UniT <F1>........................... $     1.93
 Less: Annual Premium on Portfolio Insurance per Unit...................         --
 Estimated Net Annual Interest Income per Unit.......................... $    50.88
Calculation of Estimated Interest Earnings Per Unit:
 Estimated Net Annual Interest Income per Unit.......................... $    50.88
 Divided by 12.......................................................... $     4.24
Estimated Daily Rate of Net Interest Accrual per Unit................... $   .14133
Estimated Current Return Based on Public Offering Price <F2><F3><F4>....       6.00%
Estimated Long-Term Return <F2><F3><F4>.................................       6.32%
Initial Distribution (February 1995).................................... $     5.51
Estimated Normal Distribution per Unit <F4>............................. $     4.24
Purchased Interest <F5>................................................. $     8.80
 Trustee's Annual Fee............$.98 per $1,000 principal amount of Bonds
 Record and Computation Dates....FIRST day of each month
 Distribution Dates..............FIFTEENTH day of each month commencing February 15, 1995


<F1>Excluding insurance costs.

<F2>The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder
Explanations--Public Offering--General".

<F3>The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".

<F5>See "Unitholder Explanations--Purchased and Accrued Interest".





INSURED MUNICIPALS INCOME TRUST 13th
 DISCOUNT SERIES (169TH INSURED MULTI-SERIES)
PORTFOLIO As of December 15, 1994

                                                                                                                     Offering
                                                                                                                     Price To
                                                                                                                     IM-IT
Aggregate      Name of Issuer, Title, Interest Rate andMaturity Date of either                   Redemption          Discount
Principal<F1>  Bonds Deposited orBonds Contracted for<F1><F5>                     Rating<F2>     Feature<F3>         Trust<F4>
      575,000  Washington Public Power Supply System, Nuclear Project No. 1
               Refunding Revenue Bonds, Series 1993B (MBIA Insured)                              2003 @ 102
$              #5.60%  Due 7/1/2015    ..........................................           AAA  2011 @ 100 S.F.     $     490,872
      300,000  Brazos River Authority, Texas, Collateralized Revenue Refunding
               Bonds, Houston Lighting and Power Company Project, Series  1993
               (MBIA Insured)
               #5.60%  Due 12/1/2017    .........................................           AAA  2003 @ 102                253,860
      600,000  Southern California Public Power Authority, Mead-Adelanto Project
                Revenue Bonds, Series 1994A (AMBAC Indemnity Insured)                            2004 @ 102
               #4.875% Due 7/1/2020    ..........................................           AAA  2018 @ 100 S.F.           458,070
      650,000  Massachusetts Health and Educational Facilities Authority,
               Revenue  Bonds, Series 1993D (Baystate Medical Center Issue) FGIC
                Insured                                                                          2003 @ 100
               #5.00%  Due 7/1/2020    ..........................................           AAA  2017 @ 100 S.F.           505,934
      500,000  Economic Development Corporation of the County of Gratiot,
               Michigan, Limited Obligation Economic Development Revenue
               Refunding Bonds (Michigan Masonic Home Project) Series 1993
               (AMBAC Indemnity Insured)                                                         2003 @ 102
               #5.00%  Due 11/15/2020     .......................................           AAA  2015 @ 100 S.F.           387,560
      500,000  City of Philadelphia, Pennsylvania, Water and Wastewater Revenue
               Bonds, Series 1993 (MBIA Insured)                                                 2003 @ 102
               #5.25%  Due 6/15/2023    .........................................           AAA  2020 @ 100 S.F.           400,245
      500,000  Los Angeles County Metropolitan Transportation Authority,
               California,  Proposition C Sales Tax Revenue Bonds, Second Senior
               Bonds,  Series 1993B (AMBAC Indemnity Insured)                                    2003 @ 102
               #5.25%  Due 7/1/2023    ..........................................           AAA  2019 @ 100 S.F.           400,190
      650,000  Wisconsin Health and Educational Facilities Authority, Revenue
               Bonds  (Aurora Health Care Obligated Group) Series 1993 (MBIA
               Insured)                                                                          2003 @ 102
               #5.25%  Due 8/15/2023    .........................................           AAA  2013 @ 100 S.F.           513,324
      225,000  New Hampshire Higher Educational and Health Facilities Authority,
                Revenue Bonds, University System of New Hampshire, Series  1992
               (MBIA Insured)                                                                    2002 @ 100
               #5.75%  Due 7/1/2024     .........................................           AAA  2013 @ 100 S.F.           193,680
      500,000  Rhode Island Convention Center Authority, Revenue Bonds, Series
               1993A (AMBAC Indemnity Insured)                                                   2003 @ 102
               #5.75%  Due 5/15/2027   ..........................................           AAA  2021 @ 100 S.F.           425,565
$   5,000,000                                                                                                        $   4,029,300

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
ExplanationsInsurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".






CALIFORNIA IM-IT INTERMEDIATE LADDERED MATURITY TRUST

General. The California IM-IT Intermediate Laddered Maturity Trust consists of 10 issues of Securities. None of the Bonds in the California IM-IT Intermediate Laddered Maturity Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total California IM-IT Intermediate Laddered Maturity Trust) as follows:
General Purpose, 4 (33%); Health Care, 2 (20%); Higher Education, 1 (20%); Public Building, 2 (14%) and Certificates of Participation, 1 (13%). No Bond issue has received a provisional rating. All of the obligations in the California IM-IT Intermediate Laddered Maturity Trust mature within 5-10 years of the Date of Deposit. Commencing in approximately the fifth year of the Trust, roughly 20% of the Bonds contained in the Trust will mature each year. The dollar weighted average maturity of the Bonds in the Trust is 6.61 years.

Risk Factors. The Trust will invest substantially all of its assets in California Municipal Obligations. The Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of California Municipal Obligations. These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described below. The following information provides only a brief summary of the complex factors affecting the financial situation in California (the "State") and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in official statements for various California Municipal Obligations.

There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of California Municipal Obligations held in the portfolio of the Fund or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

California's economy is the largest among the 50 states and one of the largest in the world. The State's population of over 30 million represents 12% of the total United States population and grew by 27% in the 1980s. Total personal income in the State, at an estimated $662 billion in 1991, accounts for 13% of all personal income in the nation. Total employment is almost 14 million, the majority of which is in the service, trade and manufacturing sectors.

Reports issued by the State Department of Finance and other sources indicate that the State's economy is suffering its worst recession since the 1930s, with prospects for recovery slower than for the nation as a whole. The State has lost over 800,000 jobs since the start of the recession in mid 1990 and additional job losses are expected before an upturn begins. The largest job losses have been in Southern California, led by declines in the aerospace and construction industries. Weaknesses statewide occurred in manufacturing, construction, services and trade and will be hurt in the next few years by continued cuts in federal defense spending and base closures. Unemployment is expected to remain well above the national average in 1994. The State's economy is only expected to pull out of the recession slowly, following the national recovery which has begun. Delay in recovery will exacerbate shortfalls in State revenues.

Certain California Municipal Obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on ad valorem property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly,
Article XIIIA limits to 1% of full cash value the rate of ad valorem property taxes on real property and generally restricts the reassessment of property to 2% per year, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise ad valorem taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

Under Article XIIIA, the basic 1% ad valorem tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13, and on June 18, 1992 the U.S. Supreme Court announced a decision upholding Proposition 13.

Article XIIIA prohibits local governments from raising revenues through ad valorem property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax."Court decisions, however, allowed non-voter approved levy of " general taxes"which were not dedicated to a specific use. In response to these decisions, the voters of the State in 1986 adopted an initiative statute which imposed significant new limits on the ability of local entities to raise or levy general taxes, except by receiving majority local voter approval. Significant elements of this initiative, "Proposition 62", have been overturned in recent court cases. An initiative proposed to re-enact the provisions of Proposition 62 as a constitutional amendment was defeated by the voters in November 1990, but such a proposal may be renewed in the future.

California and its local governments are subject to an annual " appropriations limit"imposed by Article XIIIB of the California
Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending " appropriations subject to limitation"in excess of the appropriations limit imposed. "Appropriations subject to limitation"are authorizations to spend "proceeds of taxes,"which consists of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes"excludes most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes,"such as reasonable user charges or fees and certain other non-tax funds, including bond proceeds.

Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for certain capital outlay projects, (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency.

The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 by Proposition 111 to follow more closely growth in California's economy.

"Excess"revenues are measured over a two-year cycle. Local governments must return any excess to taxpayers by rate reduction. The State must refund 50% of any excess, with the other 50% paid to schools and community colleges. With more liberal annual adjustment factors since 1988, and depressed revenues since 1990 because of the recession, few governments are currently operating near their spending limits, but this condition may change over time. Local governments may by voter approval exceed their spending limits for up to four years.

During fiscal year 1986-87, State receipts from proceeds of taxes exceeded its appropriations limit by $1.1 billion, which was returned to taxpayers. Since that year, appropriations subject to limitation have been under the State limit. State appropriations are expected to be $3.7 billion under the limit for Fiscal Year 1993-94.

Because of the complex nature of Articles XIIIA and XIIIB of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of Article XIIIA or
Article XIIIB on California Municipal Obligations or on the ability of California or local governments to pay debt service on such California Municipal Obligations. It is not presently possible to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of either Article XIIIA or Article XIIIB, or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Future initiative or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

As of April 1, 1994, California had approximately $18.1 billion of general obligation bonds outstanding, and $5.6 billion remained authorized but unissued. In addition, at June 30, 1993, the State had lease-purchase obligations, payable from the State's General Fund, of approximately $4.0 billion. Of the State's outstanding general obligation debt, approximately 28% is presently self-liquidating (for which program revenues are anticipated to be sufficient to reimburse the General Fund for debt service payments). Four general obligation bond propositions, totalling $5.9 billion, will be on the June, 1994 ballot. In Fiscal Year 1992-93, debt service on general obligation bonds and lease-purchase debt was approximately 4.1% of General Fund revenues. The State has paid the principal of and interest on its general obligation bonds, lease-purchase debt and short-term obligations when due.

The principal sources of General Fund revenues in 1992-93 were the California personal income tax (44% of total revenues), the sales tax (38%), bank and corporation taxes (12%), and the gross premium tax on insurance (3%). California maintains a Special Fund for Economic Uncertainties (the "
Economic Uncertainties Fund"), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund, but which is required to be replenished as soon as sufficient revenues are available. Year-end balances in the Economic Uncertainties Fund are included for financial reporting purposes in the General Fund balance. In most recent years, California has budgeted to maintain the Economic Uncertainties Fund at around 3% of General Fund expenditures but essentially no reserve has been budgeted in 1992-93 or 1993-1994 because reserves have been reduced by the recession.

Throughout the 1980s, State spending increased rapidly as the State population and economy also grew rapidly, including increased spending for many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts. In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a two-thirds vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently about 34%).

Since the start of 1990-91 Fiscal Year, the State has faced adverse economic, fiscal and budget conditions. The economic recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State is also facing a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates significantly higher than the growth rates for the principal revenue sources of the General Fund. As a result, the State entered a period of budget imbalance, with expenditures exceeding revenues for four of the last five fiscal years through 1991-92.

As the State fell into a deep recession in the summer of 1990, the State budget fell sharply out of balance in the 1990-91 and 1991-92 fiscal years, despite significant expenditure cuts and tax increases. The State had accumulated a $2.8 billion budget deficit by June 30, 1992. This deficit also severely reduced the State's cash resources, so that it had to rely on external borrowing in the short-term markets to meet its cash needs.

With the failure to enact a budget by July 1, 1992, the State had no legal authority to pay many of its vendors until the budget was passed; nevertheless, certain obligations (such as debt service, school apportionments, welfare payments and employee salaries) were payable because of continuing or special appropriations or court orders. However, the State Controller did not have enough cash to pay all of these ongoing obligations as they came due, as well as valid obligations incurred in the prior fiscal year.

Starting on July 1, 1992, the Controller was required to issue "registered warrants"in lieu of normal warrants backed by cash to pay many State obligations. Available cash was used to pay constitutionally mandated and priority obligations. Between July 1 and September 3, 1992, the Controller issued an aggregate of approximately $3.8 billion of registered warrants, all of which were called for redemption by September 4, 1992 following enactment of the 1992-93 Budget Act and issuance by the State of $3.3 billion of Interim Notes.

The 1992-93 Budget Act, when finally adopted, was projected to eliminate the State's accumulated deficit, with additional expenditure cuts and a $1.3 billion transfer of State education funding costs to local governments by shifting local property taxes to school districts. However, as the recession continued longer and deeper than expected, revenues once again were far below projections, and only reached a level just equal to the amount of expenditures. Thus, the State continued to carry its $2.8 billion budget deficit at June 30, 1993.

The 1993-94 Budget Act was similar to the prior year, in reliance on expenditure cuts and an additional $2.6 billion transfer of costs to local government, particularly counties. A major feature of the budget was a two-year plan to eliminate the accumulated deficit by borrowing into the 1994-95 fiscal year. With the recession still continuing longer than expected, the 1994-95 Governor's Budget now projects that in the 1993-94 Fiscal Year, the General Fund will have $900 million less revenue and $800 million higher expenditures than budgeted. As a result revenues will only exceed expenditures by about $400 million. If this projection is met, it will be the first operating surplus in four years; however, some budget analysts outside the Department of Finance project revenues in the balance of 1993-94 will not even meet the revised, lower projection. In addition, the General Fund may have some unplanned costs for relief related to the January, 17, 1994 Northridge earthquake.

The State has implemented its short-term borrowing as part of the deficit elimination plan, and has also borrowed additional sums to cover cash flow shortfalls in the spring of 1994, for a total of $3.2 billion, coming due in July and December, 1994. Repayment of these short-term notes will require additional borrowing, as the State's cash position continues to be adversely affected.

The Governor's 1994-95 Budget proposal recognizes the need to bridge a gap of around $5 billion by June 30, 1995. Over $3.1 billion of this amount is being requested from the federal government as increased aid, particularly for costs associated with incarcerating, educating and providing health and welfare services to undocumented immigrants. However, President Clinton has not included these costs in his proposed Fiscal 1995 Budget. The rest of the budget gap is proposed to be closed with expenditure cuts and projected $600 million of new revenue assuming the State wins a tax case presently pending in the U.S. Supreme Court. Thus the State will once again face significant uncertainties and very difficult choices in the 1994-95 budget, as tax increases are unlikely and many cuts and budget adjustments have been made in the past three years.

The State's severe financial difficulties for the current and upcoming budget years will result in continued pressure upon various local governments, particularly school districts and counties which depend on State aid. Despite efforts in recent years to increase taxes and reduce governmental expenditures, there can be no assurance that the State will not face budget gaps in the future.

State general obligation bonds are currently rated "A1"by Moody's and "A"by S&P. Both of these ratings were recently reduced from "
Aa"and "A+"levels, respectively. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues.

On December 7, 1994, Orange County, California (the "County"), together with its pooled investment fund (the "Fund") filed for protection under Chapter 9 of the federal Bankruptcy Code, after reports that the Fund had suffered significant market losses in its investments which caused a liquidity crisis for the Fund and the County. Approximately 180 other public entities, most but not all located in the County, were also depositors in the Fund. As of December 13, 1994, the County indicated that the Fund had lost about 27% of its initial deposits of approximately $7.4 billion. The County may suffer further losses as it sells investments to restructure the Fund. Many of the entities which kept moneys in the Fund, including the County, are facing cash flow difficulties because of the bankruptcy filing and may be required to reduce programs or capital projects. In the opinion of the Sponsor and based on information publicly available, none of the bonds in this portfolio have any present known exposure to the aforementioned difficulties related to Orange County. The Sponsor, however, is unable to predict the ultimate impact of the circumstances regarding the County described above, on other issuers located in California.

The State of California has no obligations with respect to any bonds or other securities of the County or any of the other participating entities, although under existing legal precedents, the State may be obligated to ensure that school districts have sufficient funds to operate.

Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Total local assistance from the State's General Fund was budgeted at approximately 75% of General Fund expenditures in recent years, including the effect of implementing reductions in certain aid programs. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer $3.9 billion of property tax revenues to school districts, representing loss of the post-Proposition 13 "bailout"aid. Local governments have in return received greater revenues and greater flexibility to operate health and welfare programs. To the extent the State should be constrained by its Article XIIIB appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may be reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. The Richmond Unified School District (Contra Costa County) entered bankruptcy proceedings in May 1991, but the proceedings have been dismissed.

California Municipal Obligations which are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.

Certain California long-term lease obligations, though typically payable from the general fund of the municipality, are subject to "abatement"in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (e.g., due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.

Several years ago the Richmond Unified School District (the "District"
) entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders, in which the State was a named defendant (on the grounds that it controlled the District's finances). One of the defenses raised in answer to this lawsuit was the invalidity of the original lease transaction. The trial court has upheld the validity of the District's lease, and the case has been settled. Any judgment in any future case against the position asserted by the Trustee in the Richmond case may have adverse implications for lease transactions of a similar nature by other California entities.

The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by health care and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.

Limitations on ad valorem property taxes may particularly affect "tax allocation"bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (e.g., because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.

Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the Issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.

The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not presently possible to determine the impact of any such legislation on California Municipal Obligations in which the Fund may invest, future allocations of state revenues to local governments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California Municipal Obligations.

Substantially all of California is within an active geologic region subject to major seismic activity. Any California Municipal Obligation in the Portfolio could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the Federal or State government to appropriate sufficient funds within their respective budget limitations.

Tax Status. For a discussion of the Federal tax status of income earned on California IM-IT Intermediate Laddered Maturity Trust Units, see "Other Matters--Federal Tax Status".

In the opinion of Orrick, Herrington & Sutcliffe, special counsel to the Fund for California tax matters, under existing California income and property tax law applicable to individuals who are California residents:

the California IM-IT Intermediate Laddered Maturity Trust is not an association taxable as a corporation and the income of the California IM-IT Intermediate Laddered Maturity Trust will be treated as the income of the Unitholders under the income tax laws of California;

amounts treated as interest on the underlying Securities in the California IM-IT Intermediate Laddered Maturity Trust which are exempt from tax under California personal income tax and property tax laws when received by the California IM-IT Intermediate Laddered Maturity Trust will, under such laws, retain their status as tax-exempt interest when distributed to Unitholders. However, interest on the underlying Securities attributed to a Unitholder which is a corporation subject to the California franchise tax laws may be includable in its gross income for purposes of determining its California franchise tax. Further, certain interest which is attributable to a Unitholder subject to the California personal income tax and which is treated as an item of tax preference for purposes of the federal alternative minimum tax pursuant to Section 57(a)(5) of the Internal Revenue Code of 1986 may also be treated as an item of tax preference that must be taken into account in computing such Unitholder's alternative minimum taxable income for purposes of the California alternative minimum tax enacted by 1987 California Statutes, chapter 1138. However, because of the provisions of the California Constitution exempting the interest on bonds issued by the State of California, or by local governments within the state, from taxes levied on income, the application of the new California alternative minimum tax to interest otherwise exempt from the California personal income tax in some cases may be unclear;

under California income tax law, each Unitholder in the California IM-IT Intermediate Laddered Maturity Trust will have a taxable event when the California IM-IT Intermediate Laddered Maturity Trust disposes of a Security (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells Units. Because of the requirement that tax cost basis be reduced to reflect amortization of bond premium, under some circumstances a Unitholder may realize taxable gains when Units are sold or redeemed for an amount equal to, or less than, their original cost. The total cost of each Unit in the California IM-IT Intermediate Laddered Maturity Trust to a Unitholder is allocated among each of the Bond issues held in the California IM-IT Intermediate Laddered Maturity Trust (in accordance with the proportion of the California IM-IT Intermediate Laddered Maturity Trust comprised by each Bond issue) in order to determine his per Unit tax cost for each Bond issue; and the tax cost reduction requirements relating to amortization of bond premium will apply separately to the per Unit tax cost of each Bond issue. Unitholders' bases in their units, and the bases for their fractional interest in each Trust asset, may have to be adjusted for their pro rata share of accrued interest received, if any, on Securities delivered after the Unitholders' respective settlement dates;

under the California personal property tax laws, bonds (including the Securities in the California IM-IT Intermediate Laddered Maturity Trust) or any interest therein is exempt from such tax;

any proceeds paid under the insurance policy issued to the California IM-IT Intermediate Laddered Maturity Trust with respect to the Securities which represent maturing interest on defaulted obligations held by the Trustee will be exempt from California personal income tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations; and

under Section 17280(b)(2) of the California Revenue and Taxation Code, interest on indebtedness incurred or continued to purchase or carry Units of the California IM-IT Intermediate Laddered Maturity Trust is not deductible for the purposes of the California personal income tax. While there presently is no California authority interpreting this provision, Section 17280(b)(2) directs the California Franchise Tax Board to prescribe regulations determining the proper allocation and apportionment of interest costs for this purpose. The Franchise Tax Board has not yet proposed or prescribed such regulations. In interpreting the generally similar Federal provision, the Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (although the Service has not contended that a deduction for interest on indebtedness incurred to purchase or improve a personal residence or to purchase goods or services for personal consumption will be disallowed). In the absence of conflicting regulations or other California authority, the California Franchise Tax Board generally has interpreted California statutory tax provisions in accord with Internal Revenue Service interpretations of similar Federal provisions.

At the respective times of issuance of the Securities, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax and California personal income tax are rendered by bond counsel to the respective issuing authorities. Except in certain instances in which Orrick, Herrington & Sutcliffe acted as bond counsel to issuers of Securities, and as such made a review of proceedings relating to the issuance of certain Securities at the time of their issuance, Orrick, Herrington & Sutcliffe has not made any special review for the California IM-IT Intermediate Laddered Maturity Trust of the proceedings relating to the issuance of the Securities or of the basis for such opinions.





Per Unit Information:

Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit.................................... $    55.79
 Less: Estimated Annual Expense per Unit <F1>................................. $     2.08
 Less: Annual Premium on Portfolio Insurance per Unit.........................         --
 Estimated Net Annual Interest Income per Unit................................ $    53.71
Calculation of Estimated Interest Earnings Per Unit:
 Estimated Net Annual Interest Income per Unit................................ $    53.71
 Divided by 12................................................................ $     4.48
Estimated Daily Rate of Net Interest Accrual per Unit......................... $   .14918
Estimated Current Return Based on Public Offering Price <F2><F3><F4>..........       5.26%
Estimated Long-Term Return <F2><F3><F4>.......................................       5.57%
Initial Distribution (February 1995).......................................... $     5.82
Estimated Normal Distribution per Unit <F4>................................... $     4.48
Purchased Interest <F5>....................................................... $     8.97
 Trustee's Annual Fee...............$.98 per $1,000 principal amount of Bonds
 Record and Computation Dates.......FIRST day of each month
 Distribution Dates.................FIFTEENTH day of each month commencing February 15, 1995

<F1>Excluding insurance costs.

<F2>The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder
Explanations--Public Offering--General".

<F3>The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".

<F5>See "Unitholder Explanations--Purchased and Accrued Interest".





CALIFORNIA IM-IT INTERMEDIATE LADDERED MATURITYSERIES 16
 (169TH INSURED MULTI-SERIES)
PORTFOLIO As of December 15, 1994
                                                                                                                  Offering
                                                                                                                  Price To
                                                                                                                  California
                                                                                                                  IM-IT
                                                                                                                  Intermediate
               Name of Issuer, Title, Interest Rate and                                                           Laddered
Aggregate      Maturity Date of either Bonds Deposited or                                         Redemption      Maturity
Principal<F1>  Bonds Contracted for<F1><F5>                                        Rating<F2>     Feature<F3>     Trust<F4>
$     200,000  City of Bakersfield, California, Hospital Revenue Refunding
                Bonds (Adventist Health System/West Issue) Series 1993
                (MBIA Insured)
                #4.50% Due 3/1/1999...............................................           AAA                  $     188,370
      245,000  State Public Works Board of the State of California, Lease
                Revenue Bonds (Department of Corrections) Series 1993B
                (California State Prison-Fresno County, Coalinga) MBIA Insured
                4.65% Due 12/1/1999 ..............................................           AAA                        230,266
      155,000  Los Angeles County Capital Asset Leasing Corporation
                (California) Lease Revenue Bonds (1992 Master Refunding
                Project) AMBAC Indemnity Insured
                #5.10% Due 12/1/1999 .............................................           AAA                        150,201
      400,000  City of Stockton (California) Insured Health Facilities
                Revenue Bonds (St. Joseph's Medical Center of Stockton
                Issue) Series 1993A (MBIA Insured)
                #4.60% Due 6/1/2000 ..............................................           AAA                        370,688
      400,000  Redevelopment Agency of the City and County of San Francisco
                (California) Hotel Tax Revenue Bonds, Series 1994 (Capital
                Guaranty Insured)
                200M-5.80% Due 7/1/2000  .........................................           YAAA                       200,750
                #200M-5.80% Due 7/1/2001 .........................................           YAAA                       199,672
      400,000  Rim of the World Unified School District (California) 1992
                Certificates of Participation (Measure V Capital Projects)
                AMBAC Indemnity Insured
                #5.90% Due 9/1/2001 ..............................................           AAA                        401,500
      600,000  Regents of the University of California, Refunding Revenue
                Bonds (Multiple Purpose Projects) Series A (MBIA Insured)
                #6.00% Due 9/1/2002 ..............................................           AAA                        602,250
      440,000  Parking Authority of the City and County of San Francisco,
                California, Parking Meter Revenue Bonds, Series 1994 (Capital
                Guaranty Insured)
                6.75% Due 6/1/2003 ...............................................          YAAA                        457,349
      160,000  State Public Works Board of the State of California, Lease
                Revenue Refunding Bonds (Department of Corrections)
                Series 1993A (Various State Prisons Project) AMBAC
                Indemnity Insured
                #5.10% Due 12/1/2003 .............................................           AAA                        146,909
$   3,000,000                                                                                                     $   2,947,955

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".






COLORADO IM-IT TRUST

General. The Colorado IM-IT Trust consists of 8 issues of Securities. Three of the Bonds in the Colorado IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Colorado IM-IT Trust) as follows: General Obligations, 3 (50%); Health Care, 3 (28%); Single Family Mortgage Revenue, 1 (17%) and Retail Electric/Gas, 1 (5%). No Bond issue has received a provisional rating.

Risk Factors. The State Constitution requires that expenditures for any fiscal year not exceed revenues for such fiscal year. By statute, the amount of General Fund revenues available for appropriation is based upon revenue estimates which, together with other available resources, must exceed annual appropriations by the amount of the unappropriated reserve (the " Unappropriated Reserve"). The Unappropriated Reserve requirement for fiscal year 1991, 1992 and 1993 was set at 3%. For fiscal year 1992 and thereafter, General Fund appropriations are also limited by statute to an amount equal to the cost of performing certain required reappraisals of taxable property plus an amount equal to the lesser of (i) five percent of Colorado personal income or (ii) 106% of the total General Fund appropriations for the previous fiscal year. This restriction does not apply to any General Fund appropriations which are required as a result of a new federal law, a final state or federal court order or moneys derived from the increase in the rate or amount of any tax or fee approved by a majority of the registered electors of the State voting at any general election. In addition, the statutory limit on the level of General Fund appropriations may be exceeded for a given fiscal year upon the declaration of a State fiscal emergency by the State General Assembly.

The 1991 fiscal year end fund balance was $16.3 million, which was $62.8 million below the 3% Unappropriated Reserve requirement. As of the end of the 1992 fiscal year, the fund balance was $133.3 million, which was $49.1 million over the 3% Unappropriated Reserve requirement. Based on June 20, 1993 estimates, the 1993 fiscal year ending fund balance is expected to be $281.8 million, or $189.7 million over the 3% required Unappropriated Reserve.

On November 3, 1992, voters in Colorado approved a constitutional amendment (the "Amendment") which, in general, became effective December 31, 1992, and which could restrict the ability of the State and local governments to increase revenues and impose taxes. The Amendment applies to the State and all local governments, including home rule entities ("Districts"). Enterprises, defined as government-owned businesses authorized to issue revenue bonds and receiving under 10% of annual revenue in grants from all Colorado state and local governments combined, are excluded from the provisions of the Amendment.

The provisions of the Amendment are unclear and will probably require judicial interpretation. Among other provisions, beginning November 4, 1992, the Amendment requires voter approval prior to tax increases, creation of debt, or mill levy or valuation for assessment ratio increases. The Amendment also limits increases in government spending and property tax revenues to specified percentages. The Amendment requires that District property tax revenues yield no more than the prior year's revenues adjusted for inflation, voter approved changes and (except with regard to school districts) local growth in property values according to a formula set forth in the Amendment. School districts are allowed to adjust tax levies for changes in student enrollment. Pursuant to the Amendment, local government spending is to be limited by the same formula as the limitation for property tax revenues. The Amendment limits increases in expenditures from the State general fund and program revenues (cash funds) to the growth in inflation plus the percentage change in State population in the prior calendar year. The basis for initial spending and revenue limits are fiscal year 1992 spending and 1991 property taxes collected in 1992. The basis for spending and revenue limits for fiscal year 1994 and later years will be the prior fiscal year's spending and property taxes collected in the prior calendar year. Debt service changes, reductions and voter-approved revenue changes are excluded from the calculation basis. The Amendment also prohibits new or increased real property transfer tax rates, new State real property taxes and local District income taxes.

According to the Colorado Economic Perspective, Fourth Quarter, FY 1992-93, June 20, 1993 (the "Economic Report"), inflation for 1992 was 3.7% and population grew at the rate of 2.7% in Colorado. Accordingly, under the Amendment, increases in State expenditures during the 1994 fiscal year will be limited to 6.4% over expenditures during the 1993 fiscal year. The 1993 fiscal year is the base year for calculating the limitation for the 1994 fiscal year. For the 1993 fiscal year, the Office of State Planning and Budgeting estimates that general fund revenues will total $3,341.7 million and that program revenues (cash funds) will total $1,753.4 million, or total estimated base revenues of $5,095.1 million. Expenditures for the 1994 fiscal year, therefore, cannot exceed $5,421.2 million. However, the 1994 fiscal year general fund and program revenues (cash funds) are projected to be only $5,220.4 million, or $200.8 million less than expenditures allowed under the spending limitation.

There is also a statutory restriction on the amount of annual increases in taxes that the various taxing jurisdictions in Colorado can levy without electoral approval. This restriction does not apply to taxes levied to pay general obligation debt.

As the State experienced revenue shortfalls in the mid-1980s, it adopted various measures, including impoundment of funds by the Governor, reduction of appropriations by the General Assembly, a temporary increase in the sales tax, deferral of certain tax reductions and inter-fund borrowings. On a GAAP basis, the State had unrestricted General Fund balances at June 30 of approximately $100.3 million in fiscal year 1988, $134.4 million in fiscal year 1989, $116.6 million in fiscal year 1990, $16.3 million in fiscal year 1991 and $133.3 million in fiscal year 1992. The fiscal year 1993 unrestricted general fund is currently estimated to be $281.8 million.

For fiscal year 1992, the following tax categories generated the following respective revenue percentages of the State's $2,995.8 million total gross receipts: individual income taxes represented 53.7% of gross fiscal year 1992 receipts; excise taxes represented 33.4% of gross fiscal year 1992 receipts; and corporate income taxes represented 3.7% of gross fiscal year 1992 receipts. The final budget for fiscal year 1993 projects general fund revenues of approximately $3,341.7 million and appropriations of approximately $3,046.7 million. The percentages of general fund revenue generated by type of tax for fiscal year 1993 are not expected to be significantly different from fiscal year 1992 percentages.

Under its constitution, the State of Colorado is not permitted to issue general obligation bonds secured by the full faith and credit of the State. However, certain agencies and instrumentalities of the State are authorized to issue bonds secured by revenues from specific projects and activities. The State enters into certain lease transactions which are subject to annual renewal at the option of the State. In addition, the State is authorized to issue short-term revenue anticipation notes. Local governmental units in the State are also authorized to incur indebtedness. The major source of financing for such local government indebtedness is an ad valorem property tax. In addition, in order to finance public projects, local governments in the State can issue revenue bonds payable from the revenues of a utility or enterprise or from the proceeds of an excise tax, or assessment bonds payable from special assessments. Colorado local governments can also finance public projects through leases which are subject to annual appropriation at the option of the local government. Local governments in Colorado also issue tax anticipation notes. The Amendment requires prior voter approval for the creation of any multiple fiscal year debt or other financial obligation whatsoever, except for refundings at a lower rate or obligations of an enterprise.

Based on data published by the State of Colorado, Office of State Planning and Budgeting as presented in the Economic Report, over 50% of non-agricultural employment in Colorado in 1992 was concentrated in the retail and wholesale trade and service sectors, reflecting the importance of tourism to the State's economy and of Denver as a regional economic and transportation hub. The government and manufacturing sectors followed as the fourth and fifth largest employment sectors in the State, representing approximately 18.3% and 11.5%, respectively, of non-agricultural employment in the State in 1992.

According to the Economic Report, during the first quarter of 1993, 45,900 net new jobs were generated in the Colorado economy, an increase of 24.4% over the first quarter of 1992. However, the unemployment rate rose from an average of 5.5% during the first quarter of 1992 to 5.8% during the first quarter of 1993. Total retail sales increased by 9.8% during the first quarter of 1993 as compared to the same period in 1992.

Personal income rose 6.6% in Colorado during 1992 and 5.5% in 1991. In 1992, Colorado was the twelfth fastest growing state in terms of personal income growth. However, because of heavy migration into the state and a large increase in low-paying retail sector jobs, per capita personal income in Colorado increased by only 3.8% in 1992, 0.1% below the increase in per capita personal income for the nation as a whole.

Economic conditions in the State may have continuing effects on other governmental units within the State (including issuers of the Bonds in the Colorado IM-IT Trust), which, to varying degrees, have also experienced reduced revenues as a result of recessionary conditions and other factors.

Tax Status. For a discussion of the Federal tax status of income earned on Colorado IM-IT Trust Units, see "Other Matters--Federal Tax Status".

Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although Chapman and Cutler expresses no opinion with respect to the issuance of the Bonds, in rendering its opinion expressed herein, it has assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludable from gross income for federal income tax purposes, and (iii) interest on the Bonds, if received directly by a Unitholder, would be exempt from the income tax imposed by the State that is applicable to individuals and corporations (the "State Income Tax").
This opinion does not address the taxation of persons other than full time residents of Colorado.

In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing Colorado law:

Because Colorado income tax law is based upon the Federal law, the Colorado IM-IT Trust is not an association taxable as a corporation for purposes of Colorado income taxation.

With respect to Colorado Unitholders, in view of the relationship between Federal and Colorado tax computations described above:

Each Colorado Unitholder will be treated as owning a pro rata share of each asset of the Colorado IM-IT Trust for Colorado income tax purposes in the proportion that the number of Units of such Trust held by the Unitholder bears to the total number of outstanding Units of the Colorado IM-IT Trust, and the income of the Colorado IM-IT Trust will therefore be treated as the income of each Colorado Unitholder under Colorado law in the proportion described;

Interest on Bonds that would not be includable in income for Colorado income tax purposes when paid directly to a Colorado Unitholder will be exempt from Colorado income taxation when received by the Colorado IM-IT Trust and attributed to such Colorado Unitholder and when distributed to such Colorado Unitholder;

Any proceeds paid under an insurance policy or policies issued to the Colorado IM-IT Trust with respect to the Bonds in the Colorado IM-IT Trust which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Colorado adjusted gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted obligations;

Any proceeds paid under individual policies obtained by issuers of Bonds in the Colorado IM-IT Trust which represent maturing interest on defaulted obligations held by the Trustee will not be includable in income for Colorado income tax purposes if, and to the same extent as, such interest would not have been so includable if paid in the normal course by the issuer of the defaulted obligations;

Each Colorado Unitholder will realize taxable gain or loss when the Colorado IM-IT Trust disposes of a Bond (whether by sale, exchange, redemption, or payment at maturity) or when the Colorado Unitholder redeems or sells Units at a price that differs from original cost as adjusted for amortization of bond discount or premium and other basis adjustments (including any basis reduction that may be required to reflect a Colorado Unitholder's share of interest, if any, accruing on Bonds during the interval between the Colorado Unitholder's settlement date and the date such Bonds are delivered to the Colorado IM-IT Trust, if later);

Tax cost reduction requirements relating to amortization of bond premium may, under some circumstances, result in Colorado Unitholders realizing taxable gain when their Units are sold or redeemed for an amount equal to or less than their original cost; and

If interest on indebtedness incurred or continued by a Colorado Unitholder to purchase Units in the Colorado IM-IT Trust is not deductible for federal income tax purposes, it also will be non-deductible for Colorado income tax purposes.

Unitholders should be aware that all tax-exempt interest, including their share of interest on the Bonds paid to the Colorado IM-IT Trust, is taken into account for purposes of determining eligibility for the Colorado Property Tax/ Rent/Heat Rebate.





Per Unit Information:

Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit.............................. $    62.13
 Less: Estimated Annual Expense per Unit <F1>........................... $     1.99
 Less: Annual Premium on Portfolio Insurance per Unit................... $      .20
 Estimated Net Annual Interest Income per Unit.......................... $    59.94
Calculation of Estimated Interest Earnings Per Unit:
 Estimated Net Annual Interest Income per Unit.......................... $    59.94
 Divided by 12.......................................................... $     5.00
Estimated Daily Rate of Net Interest Accrual per Unit................... $   .16649
Estimated Current Return Based on Public Offering Price <F2><F3><F4>....       5.99%
Estimated Long-Term Return <F2><F3><F4>.................................       6.02%
Initial Distribution (February 1995).................................... $     6.49
Estimated Normal Distribution per Unit <F4>............................. $     5.00
Purchased Interest <F5>................................................. $     6.95
 Trustee's Annual Fee............$.98 per $1,000 principal amount of Bonds
 Record and Computation Dates....FIRST day of each month
 Distribution Dates..............FIFTEENTH day of each month commencing February 15, 1995


<F1>Excluding insurance costs.

<F2>The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder
Explanations--Public Offering--General".

<F3>The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".

<F5>See "Unitholder Explanations--Purchased and Accrued Interest".





COLORADO INSURED MUNICIPALS INCOME TRUST SERIES 72
 (169TH INSURED MULTI-SERIES)
PORTFOLIO As of December 15, 1994
                                                                                                                     Offering
                                                                                                                     Price To
                                                                                                                     Colorado
Aggregate       Name of Issuer, Title, Interest Rate andMaturity Date of either                  Redemption          IM-IT
Principal<F1>   Bonds Deposited orBonds Contracted for<F1><F5>                    Rating<F2>     Feature<F3>         Trust<F4>
$    500,000    Larimer County, Colorado, County School District No. R-1,
                Unlimited Tax-General Obligation Bonds (MBIA Insured)                            2002 @ 102
                6.50% Due 12/15/2011.............................................            AAA 2009 @ 100 S.F.     $     502,500
    135,000     Adams County, Colorado, Pollution Control Refunding Revenue
                Bonds (Public Service Company of Colorado Project)  Series 1993A
                (MBIA Insured)
                #5.875% Due 4/1/2014.............................................            AAA 2003 @ 101               125,069
    500,000     Bayfield School District No. 10 JT-R, Archuleta and La Plata
                Counties, Colorado, General Obligation Building Bonds,  Series
                1994 (MBIA Insured)                                                              2005 @ 100
                6.65% Due 6/1/2015...............................................           YAAA 2010 @ 100 S.F.           504,335
    500,000     Douglas County, Colorado, School District No RE-1 (Douglas and
                Elbert Counties) General Obligation Improvement Bonds  (Limited
                Tax) Series 1994A (MBIA Insured)
                6.50% Due 12/15/2016.............................................            AAA 2004 @ 101                496,730
    500,000     Colorado Health Facilities Authority, Hospital Revenue Bonds
                (North Colorado Medical Center) Series 1993 (MBIA Insured)                       2003 @ 102
                #6.00% Due 5/15/2020.............................................            AAA 2013 @ 100 S.F.           460,315
    100,000     Colorado Health Facilities Authority, Revenue Bonds (Sisters of
                Charity Health Care System, Inc.) Series 1992A (AMBAC  Indemnity
                Insured)                                                                         2003 @ 100
                #6.00% Due 5/15/2022.............................................            AAA 2013 @ 100 S.F.            91,761
    250,000     City and County of Denver, Colorado, Revenue Bonds (Sisters of
                Charity of Leavenworth Health Services Corporation)  Series 1994
                (MBIA Insured)                                                                   2003 @ 102
                #5.00% Due 12/1/2023.............................................            AAA 2015 @ 100 S.F.           194,615
    500,000     Pueblo County, Colorado, Single Family Mortgage Revenue
                Refunding Bonds (GNMA and FNMA Mortgage-Backed  Securities
                Program) Series 1994A                                                            2004 @ 102
                7.05% Due 11/1/2027..............................................            AAA 2019 @ 100 S.F.           511,690
$     2,985,000                                                                                                      $   2,887,015

All of the Bonds in the portfolio are insured either by one of the Preinsured Bond Insurers (as indicated in the Bond name) or under the portfolio insurance policy obtained by the Trust from AMBAC Indemnity. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".






FLORIDA IM-IT TRUST

General. The Florida IM-IT Trust consists of 8 issues of Securities. None of the Bonds in the Florida IM-IT Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Florida IM-IT Trust) as follows: Health Care, 2 (27%); Water and Sewer, 2 (27%); Retail Electric/Gas, 2 (25%); Public Building, 1 (16%) and Transportation, 1 (5%). No Bond issue has received a provisional rating.

Risk Factors. Florida's economy has in the past been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years and continues to do so as a result of continued diversification of the State's economy. For example, in 1980 total contract construction employment as a share of total non-farm employment was just over seven percent and in 1993 the share had edged downward to five percent. This trend is expected to continue as Florida's economy continues to diversify. Florida, nevertheless, has a dynamic construction industry with single and multi-family housing starts accounting for 8.5% of total U.S. housing starts in 1993 while the State's population is 5.3% of the U.S. total population. Florida's housing starts since 1980 have represented an average of 11.0% of the U.S.'s total annual starts, and since 1980 total housing starts have averaged 156,450 a year.

A driving force behind the State's construction industry has been the State's rapid rate of population growth. Although Florida currently is the fourth most populous state (with an estimated population of 13.4 million), its annual population growth is now projected to decline as the number of people moving into the State is expected to hover near the mid 250,000 range annually throughout the 1990s. This population trend should provide fuel for business and home builders to keep construction activity lively in Florida for some time to come. However, other factors do influence the level of construction in the State. For example, Federal tax reform in 1986 and other changes to the Federal income tax code have eliminated tax deductions for owners of two or more residential real estate properties and have lengthened depreciation schedules on investment and commercial properties. Economic growth and existing supplies of commercial buildings and homes also contribute to the level of construction activity in the State.

Since 1980, the State's job creation rate is almost twice the rate for the nation as a whole, and its growth rate in new non-agricultural jobs is the fastest of the 11 most populous states and second only to California in the total number of new jobs created. Contributing to the State's rapid rate of growth in employment and income is international trade. Since 1980, the State's unemployment rate has generally been below that of the U.S. In recent years, however, as the State's economic growth has slowed from its previous highs, the State's unemployment rate has tracked above the national average. The average in Florida since 1980 has been 6.5% while the national average is 7.1%. According to the U.S. Department of Commerce, the Florida Department of Labor and Employment Security, and the Florida Consensus Economic Estimating Conference (together the "Organization") the State's unemployment rate was 8.2% during 1992. As of January, 1994, the Organization estimates that the unemployment rate will be 6.7% for 1993-94 and 6.1% in 1994-95.

The rate of job creation in Florida's manufacturing sector has exceeded that of the U.S. From the beginning of 1980 through 1993, the State added over 50,100 new manufacturing jobs, an 11.7% increase. During the same period, national manufacturing employment declined ten out of the fourteen years, for a loss of 2,977,000 jobs.

Total non-farm employment in Florida is expected to increase 2.7% in 1993-94 and rise 3.8% in 1994-95. Trade and services, the two largest figures, account for more than half of the total non-farm employment. Employment in the service sectors should experience an increase of 3.9% in 1993-94, while growing 4.9% in 1994-95. Trade is expected to expand 2.2% in 1994 and 3.4% in 1995. The service sector is now the State's largest employment category.

Tourism is one of Florida's most important industries. Approximately 41.1 million tourists visited the State in 1993, as reported by the Florida Department of Commence. In terms of business activities and state tax revenues, tourists in Florida in 1992 represented an estimated 4.5 million additional residents. Visitors to the State tend to arrive equally by air and car. The State's tourism industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. Tourist arrivals are expected to decline by almost two percent this year, but are expected to recover next year with 5.0% growth. By the end of the State's current fiscal year, 41.0 million domestic and international tourists are expected to have visited the State. In 1994-95, tourist arrivals should approximate 43.0 million.

The State's per capita personal income in 1992 of $19,947 was slightly below the national average of $19,841 and significantly ahead of that for the southeast United States, which was $17,661. Real personal income in the State is estimated to increase 5.5% in 1993-94 and 4.7% in 1994-95. By the end of 1994-95, real personal income per capita in the State is projected to average 6.7% higher than its 1992-93 level.

Compared to other states, Florida has a proportionately greater retirement age population which comprises 18.3% (as of April 1, 1991) of the State's population and is forecast to grow at an average annual rate of over 1.96% through the 1990s. Thus, property income (dividends, interest, and rent) and transfer payments (Social Security and pension benefits, among other sources of income) are a relatively more important source of income. For example, Florida's total wages and salaries and other labor income in 1992 was 61% of total income, while a similar figure for the nation for 1992 was 72.0%. Transfer payments are typically less sensitive to the business cycle than employment income and, therefore, act as stabilizing forces in weak economic periods. While many of the U.S.'s senior citizens choose the State as their place of retirement, the State is also recognized as attracting a significant number of working age people. Since 1982, the prime working age population (18-44) has grown at an average annual rate of 3.3%.

In fiscal year 1991-92, approximately 64% of the State's total direct revenue to its three operating funds was derived from State taxes, with federal grants and other special revenue accounting for the balance. State sales and use tax, corporate income tax, and beverage tax amounted to 68%, 7% and 5%, respectively, of total receipts by the General Revenue Fund during fiscal year 1991-92. In that same year, expenditures for education, health and welfare, and public safety amounted to 53%, 30% and 13.3%, respectively, of total expenditures from the General Revenue Fund.

Hurricane Andrew left some parts of south Florida devastated. Post-Hurricane Andrew clean up and rebuilding have changed the outlook for the State's economy. Single and multi-family housing starts in 1993-94 are projected to reach a combined level of 118,000, and to increase to 134,300 next year. Lingering recessionary effects on consumers and tight credit are two of the reasons for relatively slow core construction activity, as well as lingering effects from the 1986 tax reform legislation discussed above. However, construction is one of the sectors most severely affected by Hurricane Andrew. Low interest rates and pent up demand combined with improved consumer confidence should lead to improved housing starts. The construction figures above include additional housing starts as a result of destruction by Hurricane Andrew. Total construction expenditures are forecasted to increase 15.6% this year and increase 13.3% next year.

The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believes a deficit will occur in any State fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all State agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.

Estimated fiscal year 1993-94 General Revenue plus Working Capital funds available total $13,582.7 million, an 8.4% increase over 1992-93. This reflects a transfer of $190 million, out of an estimated $220.0 million in non-recurring revenue due to Andrew, to a hurricane relief trust fund. Of the total General Revenue plus Working Capital funds available to the State, $12,943.5 million of that is Estimated Revenues (excluding the Andrew impact) which represents an increase of 7.3% over the previous year's Estimated Revenues. With effective General Revenues plus Working Capital Fund appropriations at $13,276.9 million, unencumbered reserves at the end of 1993-94 are estimated at $302.8 million. Estimated, fiscal year 1994-95 General Revenue plus Working Capital and Budget Stabilization funds available total $14,573.7 million, a 7.3% increase over 1993-94. This amount reflects a transfer of $159.00 million in non-recurring revenue due to Hurricane Andrew, to a hurricane relief trust fund. The $13,860.8 million in Estimated Revenues (excluding the Hurricane Andrew impact) represent an increase of 7.1% over the previous year's Estimated Revenues. The massive effort to rebuild and replace destroyed or damaged property in the wake of Andrew is responsible for the substantial positive revenue impacts shown here. Most of the impact is in the increase in the State's sales tax.

In fiscal year 1992-93, approximately 62% of the State's total direct revenue to its three operating funds were derived from State taxes, with Federal grants and other special revenue accounting for the balance. State sales and use tax, corporate income tax, intangible personal property tax, and beverage tax amounted to 68%, 7%, 4%, and 4%, respectively, of total General Revenue Funds available during fiscal 1992-93. In that same year, expenditures for education, health and welfare, and public safety amounted to approximately 49%, 30%, and 11%, respectively, of total expenditures from the General Revenue Fund.

The State's sales and use tax (6%) currently accounts for the State's single largest source of tax receipts. Slightly less than 10% of the State's sales and use tax is designated for local governments and is distributed to the respective counties in which collected for such use by such counties and the municipalities therein. In addition to this distribution, local governments may (by referendum) assess a 0.5% or a 1.0% discretionary sales tax within their county. Proceeds from this local option sales tax are earmarked for funding local infrastructure programs and acquiring land for public recreation or conservation or protection of natural resources as provided under Florida law. Certain charter counties have other taxing powers in addition, and non-consolidated counties with a population in excess of 800,000 may levy a local option sales tax to fund indigent health care. It alone cannot exceed 0.5% and when combined with the infrastructure surtax cannot exceed 1.0%. For the fiscal year ended June 30, 1993, sales and use tax receipts (exclusive of the tax on gasoline and special fuels) totalled $9,426.0 million, an increase of 12.5% over fiscal year 1991-92.

The second largest source of State tax receipts is the tax on motor fuels. However, these revenues are almost entirely dedicated trust funds for specific purposes and are not included in the State's General Revenue Fund.

The State imposes an alcoholic beverage wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of the State's major tax sources, with revenues totalling $442.2 million in fiscal year ending June 30, 1993. Alcoholic beverage tax receipts declined 1.6% over the previous year. The revenues collected from this tax are deposited into the State's General Revenue Fund.

The State imposes a corporate income tax. All receipts of the corporate income tax are credited to the General Revenue Fund. For the fiscal year ended June 30, 1993, receipts from this source were $846.6 million, an increase of 5.6% from fiscal year 1991-92.

The State imposes a documentary stamp tax on deeds and other documents relating to realty, corporate shares, bonds, certificates of indebtedness, promissory notes, wage assignments, and retail charge accounts. The documentary stamp tax collections totaled $639.0 million during fiscal year 1992-93, a 27.0% increase from the previous fiscal year. Beginning in fiscal year 1992-93, 71.29% of these taxes are to be deposited to the General Revenue Fund.

The State imposes a gross receipts tax on electric, natural gas, and telecommunications services. All gross receipts utilities tax collections are credited to the State's Public Education Capital Outlay and Debt Service Trust Fund. In fiscal year 1992-93, this amounted to $447.9 million.

The State imposes an intangible personal property tax on stocks, bonds, including bonds secured by liens in Florida real property, notes, governmental leaseholds, and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is 2 mils. Second, the State imposes a non-recurring 2 mil tax on mortgages and other obligations secured by liens on Florida real property. In fiscal year 1992-93, total intangible personal property tax collections were $783.4 million, a 33% increase over the prior year. Of the tax proceeds, 66.5% are distributed to the General Revenue Fund.

The State began its own lottery in 1988. State law requires that lottery revenues be distributed 50% to the public in prizes, 38% for use in enhancing education, and the balance, 12.0% for costs of administering the lottery. Fiscal year 1992-93 lottery ticket sales totalled $2.13 billion, providing education with $810.4 million.

The State's severance tax applies to oil, gas, and sulphur production, as well as the severance of phosphate rock and other solid minerals. Total collections from severance taxes total $64.5 million during fiscal year 1992-93, down 4.0% from the previous year. Currently, 60.0% of this amount is transferred to the General Revenue Fund.

The State has continuously been dependent on the highly cyclical construction and construction related manufacturing industries. While that dependency has decreased, the State is still somewhat at the mercy of the construction and construction related manufacturing industries. The construction industry is driven to a great extent by the State's rapid growth in population. There can be no assurance that population growth will in fact continue throughout the 1990's in which case there could be an adverse impact on the State's economy through the loss of construction and construction related manufacturing jobs. Also, while interest rates remain low currently, an increase in interest rates could significantly adversely impact the financing of new construction within the State, thereby adversely impacting unemployment and other economic factors within the State. In addition, available commercial office space has tended to remain high over the past few years. So long as this glut of commercial rental space continues, construction of this type of space will likely continue to remain slow.

At the end of fiscal 1993, approximately $5.61 billion in principal amount of debt secured by the full faith and credit of the State was outstanding. In addition, since July 1, 1993, the State issued about $1.13 billion in principal amount of full faith and credit bonds.

The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believe a deficit will occur in any State fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all State agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.

Currently under litigation are several issues relating to State actions or State taxes that put at risk substantial amounts of General Revenue Fund monies. Accordingly, there is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on Florida's financial position.

Florida law provides preferential tax treatment to insurers who maintain a home office in the State. Certain insurers challenged the constitutionality of this tax preference and sought a refund of taxes paid. Recently, the State Supreme Court ruled in favor of the State. This case and others, along with pending refund claims, total about $150 million.

The State imposes a $295 fee on the issuance of certificates of title for motor vehicles previously titled outside the State. The State has been sued by plaintiffs alleging that this fee violates the Commerce Clause of the U.S. Constitution. The Circuit Court in which the case was filed has granted summary judgment for the plaintiffs and has enjoined further collection of the impact fee and has ordered refunds to all those who have paid the fee since the collection of the fee went into effect. The State has appealed the lower Court's decision and an automatic stay has been granted to the State allowing it to continue to collect the fee. The potential refund exposure to the State if it should lose the case may be in excess of $100 million.

Florida maintains a bond rating of Aa and AA from Moody's Investors Service and Standard & Poor's Corporation, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue sources from which such series derives funds for repayment. While these ratings and some of the information presented above indicate that Florida is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Municipal Obligations purchased by the Fund will not be adversely affected by any such changes.

The sources for the information presented above include official statements and financial statements of the State of Florida. While the Sponsor has not independently verified this information, the Sponsor has no reason to believe that the information is not correct in all material respects.

Tax Status. For a discussion of the Federal tax status of income earned on Florida IM-IT Trust units, see "Other Matters--Federal Tax Status".

The Bonds were accompanied by opinions of Bond Counsel to the respective issuers thereof to the effect that the Bonds were exempt from the Florida intangibles tax. Neither the Sponsor nor its counsel have independently reviewed such opinions or examined the Bonds to be deposited in and held by the Florida IM-IT Trust and have assumed the correctness as of the date of deposit of the opinions of Bond Counsel.

In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing law:

For Florida state income tax purposes, the Florida IM-IT Trust will not be subject to the Florida income tax imposed by Chapter 220, Florida Statutes. In addition, Florida does not impose any income taxes at the local level.

Because Florida does not impose an income tax on individuals, non-corporate Unitholders residing in Florida will not be subject to any Florida income taxation on income realized by the Florida IM-IT Trust. Any amounts paid to the Florida IM-IT Trust or to non-corporate Unitholders residing in Florida under an insurance policy issued to the Florida IM-IT Trust or the Sponsor which represent maturing interest on defaulted obligations held by the Trustee will not be subject to the Florida income tax imposed by Chapter 220, Florida Statutes to the extent not included in gross income for Federal income tax purposes.

Corporate Unitholders with commercial domiciles in Florida will be subject to Florida income or franchise taxation on income realized by the Florida IM-IT Trust and on payments of interest pursuant to any insurance policy. Other corporate Unitholders will be subject to Florida income or franchise taxation on income realized by the Florida IM-IT Trust (or on payments of interest pursuant to any insurance policy) only to the extent that the income realized does not constitute "non-business income"as defined by Chapter 220.

Units will be subject to Florida estate tax only if held by Florida residents. However, the Florida estate tax is limited to the amount of the credit for state death taxes provided for in Section 2011 of the Internal Revenue Code.

Neither the Bonds nor the Units will be subject to the Florida ad valorem property tax, the Florida intangibles personal property tax or Florida sales or use tax.





Per Unit Information:

Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit.................................... $    61.82
 Less: Estimated Annual Expense per Unit <F1>................................. $     2.12
 Less: Annual Premium on Portfolio Insurance per Unit.........................         --
 Estimated Net Annual Interest Income per Unit................................ $    59.70
Calculation of Estimated Interest Earnings Per Unit:
 Estimated Net Annual Interest Income per Unit................................ $    59.70
 Divided by 12................................................................ $     4.98
Estimated Daily Rate of Net Interest Accrual per Unit......................... $   .16583
Estimated Current Return Based on Public Offering Price <F2><F3><F4>..........       5.97%
Estimated Long-Term Return <F2><F3><F4>.......................................       6.09%
Initial Distribution (February 1995).......................................... $     6.47
Estimated Normal Distribution per Unit <F4>................................... $     4.98
Purchased Interest <F5>....................................................... $     8.56
 Trustee's Annual Fee...............$.98 per $1,000 principal amount of Bonds
 Record and Computation Dates.......FIRST day of each month
 Distribution Dates.................FIFTEENTH day of each month commencing February 15, 1995


<F1>Excluding insurance costs.

<F2>The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder
Explanations--Public Offering--General".

<F3>The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".

<F5>See "Unitholder Explanations--Purchased and Accrued Interest".





FLORIDA INSURED MUNICIPALS INCOME TRUST SERIES 87
 (169TH INSURED MULTI-SERIES)
PORTFOLIO As of December 15, 1994
                                                                                                                     Offering
                                                                                                                     Price To
Aggregate      Name of Issuer, Title, Interest Rate andMaturity Date of either                   Redemption          Florida
Principal<F1>  Bonds Deposited orBonds Contracted for<F1><F5>                     Rating<F2>     Feature<F3>         IM-IT Trust<F4
$     350,000  Dade County, Florida, Public Facilities Revenue Refunding Bonds,
               Jackson Memorial Hospital, Series 1993 (MBIA Insured)                             2003 @ 102
               #5.625% Due 6/1/2018    ..........................................           AAA  2014 @ 100 S.F.     $     303,867
      500,000  Orange County, Florida, Tourist Development Tax Refunding
               Revenue Bonds, Series 1992B (AMBAC Indemnity Insured)                             2002 @ 102
               #6.50% Due 10/1/2019    ..........................................           AAA  2014 @ 100 S.F.           493,385
      250,000  Port Orange, Florida, Water and Sewer Revenue Refunding Junior
               Lien Bonds, Series 1993 (AMBAC Indemnity Insured)                                 2003 @ 101
               #5.25%  Due 10/1/2021    .........................................           AAA  2013 @ 100 S.F.           205,057
      180,000  Florida Department of Transportation, Turnpike Revenue Bonds,                     2002 @ 101
               Series 1992A (FGIC Insured)
               #6.35%  Due 7/1/2022    ..........................................           AAA  2013 @ 100 S.F.           171,000
      300,000  Sarasota County, Florida, Utility System Revenue Bonds, Series
               1994 (FGIC Insured)                                                               2004 @ 102
               #6.50%  Due 10/1/2022    .........................................          YAAA  2015 @ 100 S.F.           295,791
      500,000  Clay County, Florida, Utilities System Revenue Bonds, Series
               1993A (FGIC Insured)                                                              2003 @ 102
               #5.00%  Due 11/1/2023    .........................................           AAA  2018 @ 100 S.F.           391,910
      600,000  City of Miramar, Florida, Wastewater Improvement Assessment
               Bonds, Series 1994 (FGIC Insured)                                                 2004 @ 101
               #6.75%  Due 10/1/2025    .........................................          YAAA  2018 @ 100 S.F.           607,482
      500,000  South Broward Hospital District, Florida, Hospital Revenue and
               Refunding Bonds, Series 1993 (MBIA Insured)                                       2003 @ 102
               #5.50%  Due 5/1/2028 .............................................           AAA  2023 @ 100 S.F.           417,620
$   3,180,000                                                                                                        $   2,886,112

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".






MASSACHUSETTS IM-IT TRUST

General. The Massachusetts IM-IT Trust consists of 8 issues of Securities. Three of the Bonds in the Massachusetts IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Massachusetts IM-IT Trust) as follows: General Obligations, 3 (33%); General Purpose, 1 (17%); Health Care, 1 (17%); Higher Education, 1 (17%); Multi-Family Mortgage Revenue, 1 (8%) and Transportation, 1 (8%). No Bond issue has received a provisional rating.

Risk Factors. As described above, the Massachusetts IM-IT Trust will invest substantially all of its net assets in obligations issued by or on behalf of the Commonwealth of Massachusetts, political subdivisions thereof, or agencies or instrumentalities of the Commonwealth or its political subdivisions (the "Bonds"). The Massachusetts IM-IT Trust is therefore susceptible to general or particular political, economic, or regulatory factors that may affect issuers of such Massachusetts Investments. The following information constitutes only a brief summary of some of the many complex factors that may have an effect. The information may not be applicable to "conduit" obligations on which the public issuer itself has no financial responsibility. This information is derived from official statements of the Commonwealth and certain of its agencies or instrumentalities in connection with the issuance of securities, and from other publicly available documents, and is believed to be accurate. No independent verification has been made of any of the following information.

The Massachusetts Economy. After declining since 1987, Massachusetts employment in 1993 has shown positive annual growth. While Massachusetts had benefitted from an annual job growth rate of approximately 2% since the early 1980's, by 1989, employment had started to decline. Nonagricultural employment declined 0.7% in fiscal 1989, 4.0% in fiscal 1990, 5.5% in fiscal 1991, 1.5% in fiscal 1992, and 0.8% in fiscal 1993. A comparison of total, nonagricultural employment in November 1992 with that in November 1993 indicates an increase of 0.4%.

From 1980 to 1989, Massachusetts' unemployment rate was significantly lower than the national average. By 1990, however, unemployment reached 6.0%, exceeding the national average for the first time since 1977. The
Massachusetts unemployment rate peaked in 1991 at 9.0% and dropped to 6.9% in 1993.

In recent years, per capita personal income growth in Massachusetts has slowed, after several years during which it was among the highest in the nation. Between the second quarter of fiscal 1992 and the second quarter of fiscal 1993, aggregate personal income in Massachusetts increased 4% as compared to 5.5% for the nation as a whole.

The Commonwealth, while the third most densely populated state according to the 1990 census, has experienced only a modest increase in population from 1980 to 1990 at a rate equal to approximately one-half the rate of increase in the United States population as a whole.

Massachusetts possesses a diversified economic base which includes traditional manufacturing, high technology and service industries, served by an extensive transportation system and related facilities. The Massachusetts service sector, at approximately 34.2% of the state work force in May of 1994, is the largest sector in the Massachusetts economy. Government employment is below the national average, representing less than 14% of the Massachusetts work force. In recent years, the construction, manufacturing and trade sectors have experienced the greatest decreases in employment in Massachusetts, with more modest declines taking place in the government, finance, insurance and real estate, and service sectors. From 1990 to November of 1994, manufacturing employment in Massachusetts declined by some 15.5%. At the same time, there has occurred a reversal of the dramatic growth which occurred during the 1980's in the finance, insurance and real estate sector and in the construction sector of the Massachusetts economy.

Over the next decade, Massachusetts has a very full public construction agenda which is expected not only to improve mobility, but to provide a substantial number of construction and related employment opportunities, including the six billion dollar Central Artery/Tunnel project involving the construction of a third tunnel under Boston Harbor linking the MassPike and downtown Boston with Logan International Airport, and the depression into tunnels of the Central Artery that traverses the City of Boston. Federal funds are expected to cover approximately 90% of the cost of this project. The Central Artery/Tunnel project is expected to employ approximately 5,000 on-site workers and 10,000 auxiliary workers during the peak years of construction in the mid-1990's.

State Finances. In fiscal years 1987 through 1991, Commonwealth spending exceeded revenues. Spending in five major expenditure categories--Medicaid, debt service, public assistance, group health insurance and transit subsidies--grew at rates well in excess of the rate of inflation for the comparable period. During the same period, the Commonwealth's tax revenues repeatedly failed to meet official forecasts. That revenue shortfall combined with steadily escalating costs contributed to serious budgetary and financial difficulties which have affected the credit standing and borrowing abilities of Massachusetts and certain of its public bodies and municipalities, and which may have contributed to higher interest rates on debt obligations issued by them.

More conservative revenue forecasting for fiscal 1992 together with significant efforts to restrain spending during fiscal 1991 and reductions in budgeted program expenditures for fiscal 1992 and fiscal 1993 and fiscal 1994 have moderated these difficulties, and the Commonwealth has shown significant surpluses of revenues and other sources over expenditures and other uses in the Commonwealth's budgeted operating funds for those years. Notwithstanding these actions, a worsening of the present and its effect on the financial condition of the Commonwealth and its public authorities and municipalities could result in a decline in the market values of, or default on existing obligations including the Bonds deposited in the Massachusetts IM-IT Trust.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of Bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of obligations held by the Massachusetts IM-IT Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could affect or could have an adverse impact on the financial condition of the Commonwealth and various agencies and political subdivisions located in the Commonwealth. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Massachusetts IM-IT Trust to pay interest on or principal of the Bonds.

Tax Status. For a discussion of the Federal tax status of income earned on Massachusetts IM-IT Trust Units, see "Federal Tax Status".

In the opinion of Peabody & Arnold, special counsel to the Fund, under existing Massachusetts law:

For Massachusetts income tax purposes, the Massachusetts IM-IT Trust will be treated as a corporate trust under Section 8 of Chapter 62 of the Massachusetts General Laws and not as a grantor trust under Section 10(e) of Chapter 62 of the Massachusetts General Laws.

The Massachusetts IM-IT Trust will not be held to be engaging in business in Massachusetts within the meaning of said Section 8 and will, therefore, not be subject to Massachusetts income tax.

Massachusetts Unitholders who are subject to Massachusetts income taxation under Chapter 62 of Massachusetts General Laws will not be required to include their respective shares of the earnings of or distributions from the Massachusetts IM-IT Trust in their Massachusetts gross income to the extent that such earnings or distributions represent tax-exempt interest for federal income tax purposes received by the Massachusetts IM-IT Trust on obligations issued by Massachusetts, its counties, municipalities, authorities, political subdivisions or instrumentalities, or issued by United States territories or possessions.

Any proceeds of insurance obtained by the Trustee of the Trust or by the issuer of a Bond held by the Massachusetts IM-IT Trust which are paid to Massachusetts Unitholders and which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Massachusetts gross income of a Massachusetts Unitholder if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted Bond.

The Massachusetts IM-IT Trust's capital gains and/or capital losses realized upon disposition of Bonds held by it will be includable pro rata in the federal gross income of Massachusetts Unitholders who are subject to Massachusetts income taxation under Chapter 62 of the Massachusetts General Laws, and such gains and/or losses will be included as capital gains and/or losses in the Massachusetts Unitholders' Massachusetts gross income, except where capital gain is specifically exempted from income taxation under acts authorizing issuance of said Bonds.

Gains or losses realized upon sale or redemption of Units by Massachusetts Unitholders who are subject to Massachusetts income taxation under Chapter 62 of the Massachusetts General Laws will be includable in their Massachusetts gross income.

In determining such gain or loss Massachusetts Unitholders will, to the same extent required for Federal tax purposes, have to adjust their tax bases for their Units for accrued interest received, if any, on Bonds delivered to the Trustee after the Unitholders pay for their Units and for amortization of premiums, if any, on obligations held by the Massachusetts IM-IT Trust.

The Units of the Massachusetts IM-IT Trust are not subject to any property tax levied by Massachusetts or any political subdivision thereof, nor to any income tax levied by any such political subdivision. They are includable in the gross estate of a deceased Massachusetts Unitholder who is a resident of Massachusetts for purposes of the Massachusetts Estate Tax.



Per Unit Information:

Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit........................... $    62.47
 Less: Estimated Annual Expense per Unit <F1>........................ $     2.05
 Less: Annual Premium on Portfolio Insurance per Unit................         --
 Estimated Net Annual Interest Income per Unit....................... $    60.42
Calculation of Estimated Interest Earnings Per Unit:
 Estimated Net Annual Interest Income per Unit....................... $    60.42
 Divided by 12....................................................... $     5.04
Estimated Daily Rate of Net Interest Accrual per Unit................ $   .16783
Estimated Current Return Based on Public Offering Price <F2><F3><F4>.       6.04%
Estimated Long-Term Return <F2><F3><F4>..............................       6.11%
Initial Distribution (February 1995)................................. $     6.55
Estimated Normal Distribution per Unit <F4>.......................... $     5.04
Purchased Interest <F5>.............................................. $    10.41
 Trustee's Annual Fee............$.98 per $1,000 principal amount of Bonds
 Record and Computation Dates....FIRST day of each month
 Distribution Dates..............FIFTEENTH day of each month commencing February 15, 1995



<F1>Excluding insurance costs.

<F2>The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder
Explanations--Public Offering--General".

<F3>The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".

<F5>See "Unitholder Explanations--Purchased and Accrued Interest".





MASSACHUSSETTS INSURED MUNICIPALS INCOME TRUST SERIES 30
 (169TH INSURED MULTI-SERIES)
PORTFOLIO As of December 15, 1994
                                                                                                                     Offering
                                                                                                                     Price To
Aggregate      Name of Issuer, Title, Interest Rate andMaturity Date of either                   Redemption          Massachusetts
Principal<F1>  Bonds Deposited orBonds Contracted for<F1><F5>                     Rating<F2>     Feature<F3>         IM-IT<F4>
$     400,000  Chelsea, Massachusetts, School Project Loan Act of 1948,
               Unlimited Tax-General Obligation Bonds, Series 1994 (AMBAC
               Indemnity Insured)                                                                2004 @ 102
               6.50% Due 6/15/2012  .............................................           AAA  2010 @ 100 S.F.     $     393,824
      355,000  Martha's Vineyard Regional High School District, Massachusetts,
               General Obligation Bonds, Series 1994 (AMBAC Indemnity  Insured)
               6.70% Due 12/15/2013 .............................................          YAAA  2004 @ 102                356,775
      500,000  Massachusetts Industrial Finance Agency, Revenue Refunding
               Bonds, Combined Jewish Philanthropies, Series 1994A (AMBAC
               Indemnity Insured)                                                                2004 @ 102
               #6.375% Due 2/1/2015 .............................................           AAA  2009 @ 100 S.F.           484,880
      250,000  Massachusetts Housing Finance Agency, Housing Project Revenue
               Bonds, Series 1993A (AMBAC Indemnity Insured)                                     2003 @ 102
               6.15% Due 10/1/2015 ..............................................           AAA  2014 @ 100 S.F.           233,800
      500,000  Massachusetts Health and Educational Facilities Authority,
               Revenue Bonds, Massachusetts General Hospital Issue, Series F
               (AMBAC Indemnity Insured)                                                         2003 @ 102
               #6.25% Due 7/1/2020 ..............................................           AAA  2016 @ 100 S.F.           469,380
      500,000  Massachusetts Health and Educational Facilities Authority,
               Revenue Bonds, Northeastern University Project, Series E  (MBIA
               Insured)                                                                          2002 @ 102
               #6.55% Due 10/1/2022 .............................................           AAA  2013 @ 100 S.F.           489,960
      250,000  Massachusetts Turnpike Authority, Turnpike Revenue Bonds,  Series
               1993A (FGIC Insured)                                                              2003 @ 102
               #5.125% Due 1/1/2023 .............................................           AAA  2021 @ 100 S.F.           197,820
      250,000  South Essex, Massachusetts, Sewer District Unlimited  Tax-General
               Obligation Bonds, Series 1994B (MBIA Insured)                                     2004 @ 102
               #7.00% Due 6/1/2024 ..............................................           AAA  2016 @ 100 S.F.           256,163
$   3,005,000                                                                                                        $   2,882,602

All of the Bonds in the portfolio are insured by one of the Preinsured Bond insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

NOTES TO PORTFOLIOS:As of the Date of Deposit: December 15, 1994

(1)All Securities are represented by "regular way"or "when issued"contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into during the period from December 1,1994 to December 15,1994. These Securities have expected settlement dates ranging from December 15,1994 to January 12,1995 (see "Unitholder Explanations").

(2)All ratings are by Standard & Poor's Corporation unless otherwise indicated. "*"indicates that the rating of the Bond is by Moody's
Investors Service, Inc. The ratings represent the latest published ratings by the respective ratings agency or, if not published, represent private letter ratings or those ratings expected to be published by the respective ratings agency. "Y"indicates that such rating is contingent upon physical receipt by the respective ratings agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title. "N/R"indicates that the applicable rating service did not provide a rating for that particular Security. For a brief description of the rating symbols and their related meanings, see "Other Matters--Description of Securities Ratings".

(3)There is shown under this heading the year in which each issue of Bonds is initially or currently callable and the call price for that year. Each issue of Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F."indicates a sinking fund is established with respect to an issue of Bonds. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Single family mortgage revenue bonds and housing authority bonds are most likely to be called subject to such provisions, but other bonds may have similar call features. Notwithstanding any provisions to the contrary, certain bond issuers have in the past and others may in the future attempt to redeem Bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see " Unitholder Explanations--Bond Redemptions". To the extent that the Securities were deposited in a Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see paragraph (2) under "Other Matters--Federal
Tax Status".

(4)Evaluation of Securities is made on the basis of current offering prices for the Securities. The offering prices are greater than the current bid prices of the Securities which is the basis on which Unit value is determined for purposes of redemption of Units (see "Unitholder Explanations--Public Offering--Offering Price").

(5)Other information regarding the Bonds in each Trust, as of the Date of Deposit, is as follows:



                                                                                      Annual
                                                   Annual                  Profit     Interest    Bid Side
Trust                                              Insurance Cost to       (Loss) to  Income to   Evaluation of
                                                   Cost      Sponsor       Sponsor    Trust       Bonds
IM-IT............................................. $    --   $   8,522,937 $   98,644 $   583,750 $   8,553,750
IM-IT Limited Maturity............................ $    --   $   4,773,700 $   51,080 $   313,533 $   4,787,375
IM-IT Discount.................................... $    --   $   3,959,004 $   70,296 $   264,063 $   3,991,844
California IM-IT Intermediate Laddered Maturity... $    --   $   2,930,712 $   17,243 $   167,358 $   2,925,750
Colorado IM-IT.................................... $   600   $   2,865,456 $   21,559 $   189,931 $   2,864,719
Florida IM-IT..................................... $    --   $   2,849,922 $   36,190 $   189,243 $   2,862,088
Massachusetts IM-IT............................... $    --   $   2,851,454 $   31,148 $   191,348 $   2,860,425


The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in certain Portfolios. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Certain Securities in the Fund, if any, marked by a double asterisk (**), have been purchased on a "when, as and if issued"or " delayed delivery"basis. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date as follows:



                                                   Percent of
Trust                                              Aggregate Principal         Range of Days Subsequent
                                                   Amount                      to First Settlement Date
IM-IT.............................................                    44%                 6 to 20 days
IM-IT Limited Maturity............................                    10%                      20 days
IM-IT Discount....................................                     --                           --
California IM-IT Intermediate Laddered Maturity...                     --                           --
Colorado IM-IT....................................                     --                           --
Florida IM-IT.....................................                     --                           --
Massachusetts IM-IT...............................                     --                           --


On the Date of Deposit, the offering side evaluations of the Securities in the IM-IT, IM-IT Limited Maturity, IM-IT Discount, California IM-IT Intermediate Laddered Maturity, Colorado IM-IT, Florida IM-IT and Massachusetts IM-IT Trusts were higher than the bid side evaluations of such Securities by 0.74%, 0.75%, 0.75%, 0.74%, 0.75%, 0.76% and 0.74%, respectively, of the aggregate principal amounts of such Securities.

"#"indicates that such Bond was issued at an original issue discount.
The tax effect of Bonds issued at an original issue discount is described in "Other Matters--Federal Tax Status".

(6)This Bond has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon"bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. Approximately 4% of the aggregate principal amount of the Securities in the IM-IT are "zero coupon"bonds.

Underwriting. The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor.


Name                                                                                                                   IM-IT
                                              Address                                                                  Units
Van Kampen Merritt Inc.                       One Parkview Plaza, Oakbrook Terrace, Illinois 60181                    5,055
A.G. Edwards & Sons, Inc.                     One North Jefferson Avenue, St. Louis, Missouri 63103                   1,500
Edward D. Jones & Co.                         201 Progress Parkway, Maryland Heights, Missouri  63043                   500
J.J.B. Hilliard, W.L. Lyons, Inc.             501 South Fourth Street, Louisville, Kentucky 40202                       250
William R. Hough & Company                    100 Second Avenue South, 8th Floor, St. Petersburg, Florida 33701         250
B.C. Ziegler and Company                      215 North Main Street, West Bend, Wisconsin 53095                         250
Advest, Inc.                                  280 Trumbull Street, Hartford, Connecticut 06103                          100
Robert W. Baird & Co. Inc.                    777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202                     100
Dean Witter Reynolds, Incorporated            2 World Trade Center, 59th Floor, New York, New York 10048                100
Fidelity Capital Markets                      164 Northern Avenue, Boston, Massachusetts 02215                          100
Gruntal & Co., Incorporated                   14 Wall Street, New York, New York 10005                                  100
Kemper Securities, Inc.                       77 West Wacker Drive, 28th Floor, Chicago, Illinois 60601                 100
Linsco/Private Ledger Financial Services,
Inc.                                          155 Federal Street, 15th Floor, Boston, Massachusetts 02110               100
Principal Financial Securities, Inc.          Fountain Place, 1445 Ross Avenue, Suite 2300, Dallas, Texas 75201         100
Prudential Securities Inc.                    1 New York Plaza, 14th Floor, New York, New York 10292-2014               100
Raymond James & Associates, Inc.              880 Carillon Parkway, St. Petersburg, Florida 33733                       100
Roosevelt & Cross Inc.                        20 Exchange Place, New York, New York 10005                               100
Southwest Securities Inc.                     1201 Elm Street, Suite 4300, Dallas, Texas 75270                          100
Stifel, Nicolaus & Company, Incorporated      500 North Broadway, St. Louis, Missouri 63102                             100
                                                                                                                      9,105

                                                                                                        IM-IT
                                                                                                      Limited
                                                                                                     Maturity
Name                                                                                                     Trust
                                      Address                                                            Units
Van Kampen Merritt Inc.               One Parkview Plaza, Oakbrook Terrace, Illinois 60181              4,250
Dean Witter Reynolds, Incorporated    2 World Trade Center, 59th Floor, New York, New York 10048          250
A.G. Edwards & Sons, Inc.             One North Jefferson Avenue, St. Louis, Missouri 63103               100
Gruntal & Co., Incorporated           14 Wall Street, New York, New York 10005                            100
Edward D. Jones & Co.                 201 Progress Parkway, Maryland Heights, Missouri  63043             100
Kemper Securities, Inc.               77 West Wacker Drive, 28th Floor, Chicago, Illinois 60601           100
Prudential Securities Inc.            1 New York Plaza, 14th Floor, New York, New York 10292-2014         100
                                                                                                        5,000

                                                                                                                 IM-IT
                                                                                                              Discount
Name                                                                                                              Trust
                                        Address                                                                   Units
Van Kampen Merritt Inc.                 One Parkview Plaza, Oakbrook Terrace, Illinois 60181                    2,200
A.G. Edwards & Sons, Inc.               One North Jefferson Avenue, St. Louis, Missouri 63103                    1,000
Edward D. Jones & Co.                   201 Progress Parkway, Maryland Heights, Missouri  63043                    750
Dean Witter Reynolds, Incorporated      2 World Trade Center, 59th Floor, New York, New York 10048                 250
First of Michigan Corporation           100 Renaissance Center, 26th Floor, Detroit, Michigan 48243                250
Nathan & Lewis Securities, Inc.         1140 Avenue of the Americas, New York, New York 10036                      250
Principal Financial Securities, Inc.    Fountain Place, 1445 Ross Avenue, Suite 2300, Dallas, Texas 75201          100
Prudential Securities Inc.              1 New York Plaza, 14th Floor, New York, New York 10292-2014                100
Roosevelt & Cross Inc.                  20 Exchange Place, New York, New York 10005                                100
                                                                                                                 5,000

                                                                                                     California
                                                                                                        IM-IT
                                                                                                     Intermediate
                                                                                                     Laddered
                                                                                                     Maturity
Name                                                                                                     Trust
                                      Address                                                            Units
Van Kampen Merritt Inc.               One Parkview Plaza, Oakbrook Terrace, Illinois 60181              2,400
Dean Witter Reynolds, Incorporated    2 World Trade Center, 59th Floor, New York, New York 10048          250
Prudential Securities Inc.            1 New York Plaza, 14th Floor, New York, New York 10292-2014         250
Gruntal & Co., Incorporated           14 Wall Street, New York, New York 10005                            100
                                                                                                        3,000


                                                                                                            Colorado
                                                                                                               IM-IT
Name                                                                                                            Trust
                                      Address                                                                   Units
Van Kampen Merritt Inc.               One Parkview Plaza, Oakbrook Terrace, Illinois 60181                     2,007
Smith Barney Inc.                     388 Greenwich Street, 23rd Floor, New York, New York 10013                 250
                                      Dain Bosworth Plaza, 60 South Sixth Street, P15C, Minneapolis, Min
Dain Bosworth Incorporated            nesota 55402                                                               100
Dean Witter Reynolds, Incorporated    2 World Trade Center, 59th Floor, New York, New York 10048                 100
A.G. Edwards & Sons, Inc.             One North Jefferson Avenue, St. Louis, Missouri 63103                      100
Gruntal & Co., Incorporated           14 Wall Street, New York, New York 10005                                   100
Edward D. Jones & Co.                 201 Progress Parkway, Maryland Heights, Missouri  63043                    100
Kemper Securities, Inc.               77 West Wacker Drive, 28th Floor, Chicago, Illinois 60601                  100
Piper Jaffray Inc.                    222 South Ninth Street, Minneapolis, Minnesota 55402                       100
Prudential Securities Inc.            1 New York Plaza, 14th Floor, New York, New York 10292-2014                100
                                                                                                               3,057

                                                                                                      Florida
                                                                                                        IM-IT
Name                                                                                                     Trust
                                      Address                                                            Units
Van Kampen Merritt Inc.               One Parkview Plaza, Oakbrook Terrace, Illinois 60181              2,661
Dean Witter Reynolds, Incorporated    2 World Trade Center, 59th Floor, New York, New York 10048          100
A.G. Edwards & Sons, Inc.             One North Jefferson Avenue, St. Louis, Missouri 63103               100
Gruntal & Co., Incorporated           14 Wall Street, New York, New York 10005                            100
Prudential Securities Inc.            1 New York Plaza, 14th Floor, New York, New York 10292-2014         100
                                                                                                        3,061

                                                                                                     Massachusetts
                                                                                                        IM-IT
Name                                                                                                     Trust
                                      Address                                                            Units
Van Kampen Merritt Inc.               One Parkview Plaza, Oakbrook Terrace, Illinois 60181              2,313
Advest, Inc.                          280 Trumbull Street, Hartford, Connecticut 06103                    250
Dean Witter Reynolds, Incorporated    2 World Trade Center, 59th Floor, New York, New York 10048          100
A.G. Edwards & Sons, Inc.             One North Jefferson Avenue, St. Louis, Missouri 63103               100
Gruntal & Co., Incorporated           14 Wall Street, New York, New York 10005                            100
Prudential Securities Inc.            1 New York Plaza, 14th Floor, New York, New York 10292-2014         100
Smith Barney Inc.                     388 Greenwich Street, 23rd Floor, New York, New York 10013          100
                                                                                                        3,063


Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Trust Administration--General--Unit Distribution". However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

In addition to any other benefits the Underwriters may realize from the sale of the Units of the Fund, the Agreement Among Underwriters provides that the Sponsor will share on a pro rata basis among those Underwriters who underwrite at least 250 Units 50% of the aggregate gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the evaluation thereof on the Date of Deposit less deductions for certain accrued interest and certain other costs. See "
Trust Administration--General--Sponsor and Underwriter Compensation"and "Portfolio"for the applicable Trust.

Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

FUND ADMINISTRATION AND EXPENSES

Sponsor. Van Kampen Merritt Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen Merritt Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen Merritt Inc. management owns a significant minority equity position. Van Kampen Merritt Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has its principal office at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of December 31, 1993 the total stockholders' equity of Van Kampen Merritt Inc. was $122,167,000 (audited). (This paragraph relates only to the Sponsor and not to the Insured Municipals Income Trust or to any Insured Multi-Series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of September 30, 1994, the Sponsor and its affiliates managed or supervised approximately $35.4 billion of investment products, of which over $23 billion is invested in municipal securities. The Sponsor and its affiliates managed $22 billion of assets, consisting of $7.7 billion for 20 open end mutual funds, $8.0 billion for 34 closed-end funds and $6.1 billion for 65 institutional accounts. The Sponsor has also deposited approximately $24.5 billion of unit investment trusts. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over one million retail investor accounts, opened through retail distribution firms. Van Kampen Merritt Inc. is the sponsor of the various series of the trusts listed below and the distributor of the mutual funds and closed-end funds listed below. Unitholders may only invest in the trusts, mutual funds and closed-end funds which are registered for sale in the state of residence of such Unitholder. In order for a Unitholder to invest in the trusts, mutual funds and closed-end funds listed below, such Unitholder must obtain a prospectus relating to the trust or fund involved. A prospectus is the only means by which an offer can be delivered to investors.





Name of Trust                                                        Trust Investment Objective
Insured Municipals Income Trust..................................... Tax-exempt income by investing in insured municipal securities
                                                                     Double tax-exemption for California residents by investing in
California Insured Municipals Income Trust.......................... insured California municipal securities
                                                                     Double and in certain cases triple tax-exemption for New York residents by investing in insured New York municipal
New York Insured Municipals Income Trust............................ securities
                                                                     Double and in certain cases triple tax-exemption for
                                                                     Pennsylvania residents by investing in insured Pennsylvania
Pennsylvania Insured Municipals Income Trust........................ municipal securities
Insured Municipals Income Trust, Insured Multi-Series
 (Premium Bond Series, National, Limited Maturity,
 Intermediate, Short Intermediate, Discount, Alabama, Arizona,
 Arkansas, California, California Intermediate, California
 Intermediate Laddered Maturity, California Premium, Colorado,
 Connecticut, Florida, Florida Intermediate, Florida Intermediate
 Laddered Maturity, Georgia, Louisiana, Massachusetts,
 Massachusetts Premium, Michigan, Michigan Intermediate,
 Michigan Intermediate Laddered Maturity, Michigan Premium,
 Minnesota, Missouri, Missouri Intermediate Laddered Maturity,
 Missouri Premium, New Jersey, New Jersey Intermediate
 Laddered Maturity, New Mexico, New York, New York                   Tax-exempt income by investing in insured municipal
 Intermediate, New York Intermediate Laddered Maturity, New          securities; all issuers of bonds in a state trust are located
 York Limited Maturity, Ohio, Ohio Intermediate, Ohio IM-IT          in such state or in territories or possessions of the United
 Intermediate Laddered Maturity, Ohio Premium, Oklahoma,             States-- providing exemptions from all state income tax for
 Pennsylvania, Pennsylvania Intermediate, Pennsylvania               residents of such state (except for the Oklahoma IM-IT Trust
 Intermediate Laddered Maturity, Pennsylvania Premium,               where a portion of the income of the Trust is subject to the
 Tennessee, Texas, Washington, West Virginia)....................... Oklahoma state income tax)
Insured Tax Free Bond Trust......................................... Tax-exempt income by investing in insured municipal securities
                                                                     Tax-exempt income by investing in insured municipal
                                                                     securities; all issuers of bonds in a state trust are located
Insured Tax Free Bond Trust, Insured Multi-Series                    in such state--providing exemptions from state income tax for
 (National Limited Maturity, New York).............................. residents of such state

Investors' Quality Tax-Exempt Trust......................... Tax-exempt income by investing in municipal securities
Investors' Quality Tax-Exempt Trust, Multi-Series
 (National, National AMT, Intermediate, Alabama, Arizona,
 Arkansas, California, Colorado, Connecticut, Delaware,
 Florida, Georgia, Kansas, Kentucky, Maine, Maryland,        Tax-exempt income by investing in municipal securities; all issuers
 Massachusetts, Michigan, Minnesota, Missouri, Nebraska,     of bonds in a state trust are located in such state or in territories
 New Jersey, New York, North Carolina, Ohio, Oregon,         or possessions of the United States--providing exemptions from state
 Pennsylvania, South Carolina, Virginia).................... income tax for residents of such state
                                                             Tax-exempt income for investors not subject to the alternative minimum tax by investing in municipal securities, some or all of
Investors' Quality Municipals Trust, AMT Series..............which are subject to the Federal alternative minimum tax
Investors' Corporate Income Trust............................Taxable income by investing in corporate bonds
Investors' Governmental Securities--Income Trust............ Taxable income by investing in government-backed GNMA securities
                                                             High current income through an investment in a diversified portfolio
Van Kampen Merritt International Bond Income Trust...........of foreign currency denominated corporate debt obligations
                                                             High current income consistent with preservation of capital through a diversified investment in a fixed portfolio of insured, long-term or
Van Kampen Merritt Insured Income Trust......................intermediate-term corporate debt securities
                                                             High dividend income and capital appreciation by investing in common
Van Kampen Merritt Utility Income Trust......................stock of electric utilities
                                                             Provide the potential for capital appreciation and income by investing in a portfolio of actively traded, New York Stock Exchange listed equity securities which are components of the Dow Jones
Van Kampen Merritt Select Equity Trust.......................Industrial Average*
                                                             Protect Unitholders' capital and provide the potential for capital appreciation and income by investing a portion of its portfolio in "zero coupon" U.S. Treasury obligations and the remainder of the trust's portfolio in the identical equity securities which
Van Kampen Merritt Select Equity and Treasury Trust..........comprise the Select Equity Trust
                                                             Provide the potential for capital appreciation and income by investing in a portfolio of actively traded, New York Stock Exchange listed equity securities which are components of the Dow Jones
Van Kampen Merritt Blue Chip Opportunity Trust...............Industrial Average*
                                                             Protect Unitholders' capital and provide the potential for capital appreciation and income by investing a portion of its portfolio in
                                                             "zero coupon"U.S. Treasury obligations and the remainder of the trust's portfolio in actively traded, New York Stock Exchange listed
Van Kampen Merritt Blue Chip Opportunity and                 equity securities which at the time of the creation of the trust were
 Treasury Trust..............................................components of the Dow Jones Industrial Average*
                                                             High current income consistent with preservation of capital through a diversified investment in a fixed portfolio primarily consisting of
                                                             Brady Bonds of emerging market countries that have restructured
Van Kampen Merritt Emerging Markets Income Trust.............sovereign debt pursuant to the framework of the Brady Plan
                                                             Provide the potential for capital appreciation and income consistent with the preservation of invested capital, by investing in a portfolio of equity securities which provide equipment for or
Van Kampen Merritt Global Telecommunications Trust...........services to the telecommunications industry
                                                             Provide the potential for capital appreciation and income consistent with the preservation of invested capital, by investing in a
Van Kampen Merritt Global Energy Trust.......................portfolio of equity securities diversified within the energy industry.
                                                             Provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with preservation of invested capital, by investing in a portfolio of
Strategic Ten Trust                                          common stocks of the ten companies in a recognized stock exchange
 (United States, United Kingdom, and Hong Kong Portfolios)...index having the highest dividend yields
                                                             Provide the potential for capital appreciation and income consistent with the preservation of invested capital, by investing in a portfolio of equity securities diversified within the non-durable
Van Kampen Merritt Brand Name Equity Trust...................consumer products industry

*The Dow Jones Industrial Average is the property of Dow Jones & Company, Inc. Dow Jones & Company, Inc. has not granted to the Trust or the Sponsor a license to use the Dow Jones Industrial Average.

Name of Mutual Fund                                        Fund Investment Objective
Van Kampen Merritt U.S. Government Fund....................High current income by investing in U.S. Government securities
                                                           High current income exempt from Federal income taxes by investing in
Van Kampen Merritt Insured Tax Free Income Fund............insured municipal securities
                                                           High level of current income exempt from Federal income tax, consistent
Van Kampen Merritt Municipal Income Fund...................with preservation of capital
                                                           High current income exempt from Federal income taxes by investing in
Van Kampen Merritt Tax Free High Income Fund...............medium and lower grade municipal securities
                                                           High current income exempt from Federal and California income taxes by
Van Kampen Merritt California Insured Tax Free Fund........investing in insured California municipal securities
                                                           Provide a high level of current income by investing in medium and lower grade domestic and foreign government and corporate debt securities.
Van Kampen Merritt High Yield Fund.........................The Fund will seek capital appreciation as a secondary objective
                                                           Long-term growth of both capital and dividend income by investing in
Van Kampen Merritt Growth and Income Fund..................dividend paying common stocks
                                                           High current income exempt from Federal and Pennsylvania state and local income taxes by investing in medium and lower grade Pennsylvania
Van Kampen Merritt Pennsylvania Tax Free Income Fund.......municipal securities
                                                           High current income by investing in a broad range of money market
Van Kampen Merritt Money Market Fund.......................instruments that will mature within twelve months
                                                           High current income exempt from Federal income taxes by investing in a broad range of municipal securities that will mature within twelve
Van Kampen Merritt Tax Free Money Fund.....................months
                                                           High current income by investing in a global portfolio of high quality debt securities denominated in various currencies having remaining
Van Kampen Merritt Short-Term Global Income Fund...........maturities of not more than three years
                                                           High level of current income with a relatively stable net asset value
Van Kampen Merritt Adjustable Rate U.S. Government Fund....investing in U.S. Government securities
                                                           High level of current income exempt from federal income tax, consistent
Van Kampen Merritt Limited Term Municipal Income Fund......with preservation of capital
                                                           Provide capital appreciation and current income by investing in a diversified portfolio of common stocks and income securities issued by
Van Kampen Merritt Utility Fund............................companies engaged in the utilities industry
                                                           Provide shareholders with high current income. The Fund will seek
Van Kampen Merritt Strategic Income Fund...................capital appreciation as a secondary objective

Name of Closed-end Fund                                        Fund Investment Objective
                                                               High current income exempt from Federal income taxes with safety of principal by investing in a diversified portfolio of investment
Van Kampen Merritt Municipal Income Trust......................grade municipal securities
                                                               High current income exempt from Federal and California income taxes with safety of principal by investing in a diversified portfolio of
Van Kampen Merritt California Municipal Trust..................investment grade California municipal securities
                                                               High current income while seeking to preserve shareholders' capital by investing in a diversified portfolio of high yield fixed income
Van Kampen Merritt Intermediate Term High Income Trust.........securities
                                                               High current income while seeking to preserve shareholders' capital by investing in a diversified portfolio of high yield fixed income
Van Kampen Merritt Limited Term High Income Trust..............securities
                                                               High current income, consistent with preservation of capital by
Van Kampen Merritt Prime Rate Income Trust.....................investing in interests in floating or variable rate senior loans
                                                               High current income exempt from Federal income tax, consistent with
Van Kampen Merritt Investment Grade Municipal Trust............preservation of capital
                                                               High level of current income exempt from Federal income tax,
Van Kampen Merritt Municipal Trust.............................consistent with preservation of capital
                                                               High current income exempt from Federal and California income taxes with safety of principal by investing in a diversified portfolio of
Van Kampen Merritt California Quality Municipal Trust..........investment grade California municipal securities
                                                               High current income exempt from Federal income taxes and Florida intangible personal property taxes with safety of principal by investing in a diversified portfolio of investment grade Florida
Van Kampen Merritt Florida Quality Municipal Trust.............municipal securities
                                                               High current income exempt from Federal as well as New York State and New York City income taxes with safety of principal by investing in a diversified portfolio of investment grade New York
Van Kampen Merritt New York Quality Municipal Trust............municipal securities
                                                               High current income exempt from Federal and Ohio income taxes with safety of principal by investing in a diversified portfolio of
Van Kampen Merritt Ohio Quality Municipal Trust................investment grade Ohio municipal securities
                                                               High current income exempt from Federal and Pennsylvania income taxes with safety of principal by investing in a diversified
Van Kampen Merritt Pennsylvania Quality Municipal Trust........portfolio of investment grade Pennsylvania municipal securities
                                                               High level of current income exempt from Federal income tax,
Van Kampen Merritt Trust for Investment Grade Municipals.......consistent with preservation of capital
                                                               High level of current income exempt from Federal income tax, consistent with preservation of capital by investing in a
                                                               diversified portfolio of municipal securities which are covered by
Van Kampen Merritt Trust for Insured Municipals................insurance with respect to timely payment of principal and interest
                                                               High level of current income exempt from Federal and California income taxes, consistent with preservation of capital by investing
Van Kampen Merritt Trust for Investment Grade CA Municipals....in a diversified portfolio of California municipal securities
                                                               High level of current income exempt from Federal income taxes, consistent with preservation of capital. The Fund also seeks to offer its Shareholders the opportunity to own securities exempt
Van Kampen Merritt Trust for Investment Grade FL Municipals....from Florida intangible personal property taxes
                                                               High level of current income exempt from Federal income taxes and
Van Kampen Merritt Trust for Investment Grade NJ Municipals    New Jersey gross income taxes, consistent with preservation of capital
                                                               High level of current income exempt from Federal as well as from
                                                               New York State and New York City income taxes, consistent with
Van Kampen Merritt Trust for Investment Grade NY Municipals....preservation of capital
                                                               High level of current income exempt from Federal and Pennsylvania income taxes and, where possible under local law, local income and
Van Kampen Merritt Trust for Investment Grade PA Municipals....property taxes, consistent with preservation of capital
                                                               High level of current income exempt from Federal income tax, consistent with preservation of capital by investing in a
Van Kampen Merritt Municipal Opportunity Trust.................diversified portfolio of municipal securities
                                                               High level of current income exempt from Federal income tax, consistent with preservation of capital by investing in a
Van Kampen Merritt Advantage Municipal Income Trust............diversified portfolio of municipal securities
                                                               High level of current income exempt from Federal and Pennsylvania
Van Kampen Merritt Advantage Pennsylvania Municipal            income taxes and, where possible under local law, local income and
 Income Trust..................................................property taxes, consistent with preservation of capital
                                                               Provide common shareholders with a high level of current income exempt from Federal income taxes, consistent with preservation of
Van Kampen Merritt Strategic Sector Municipal Trust............capital
                                                               High level of current income exempt from Federal income taxes,
Van Kampen Merritt Value Municipal Income Trust................consistent with preservation of capital
Van Kampen Merritt California Value Municipal                  High level of current income exempt from Federal and California
 Income Trust..................................................income taxes, consistent with preservation of capital
                                                               High level of current income exempt from Federal income taxes and
Van Kampen Merritt Massachusetts Value Municipal               Massachusetts personal income taxes, consistent with preservation
  Income Trust.................................................of capital
Van Kampen Merritt New Jersey Value Municipal                  High level of current income exempt from Federal income taxes and
 Income Trust..................................................New Jersey gross income tax, consistent with preservation of capital
                                                               High level of current income exempt from Federal as well as New
Van Kampen Merritt New York Value Municipal                    York State and New York City income taxes, consistent with
 Income Trust..................................................preservation of capital
Van Kampen Merritt Ohio Value Municipal Income                 High level of current income exempt from Federal and Ohio income
 Trust.........................................................taxes, consistent with preservation of capital
Van Kampen Merritt Pennsylvania Value Municipal                High level of current income exempt from Federal and Pennsylvania
  Income Trust.................................................income taxes, consistent with preservation of capital
                                                               High level of current income exempt from federal income tax,
Van Kampen Merritt Municipal Opportunity Trust II..............consistent with preservation of capital
                                                               High level of current income exempt from federal income tax, consistent with preservation of capital. The Fund seeks to offer its common shareholders the opportunity to own securities exempt
Van Kampen Merritt Florida Municipal Opportunity Trust ........from Florida intangible personal property taxes
                                                               Provide common shareholders with a high level of current income exempt form federal income tax, consistent with preservation of
Van Kampen Merritt Advantage Municipal Income Trust II.........capital
                                                               To provide common shareholders with a high level of current income exempt from federal income tax, consistent with preservation of
Van Kampen Merritt Select Sector Municipal Trust...............capital


If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission,
(ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, American Portfolio Evaluation Services, a division of Van Kampen Merritt Investment Advisory Corp., which is a wholly-owned subsidiary corporation of the Sponsor, will receive an annual supervisory fee as indicated under "Summary of Essential Financial Information"for providing portfolio supervisory services for the Fund. Such fee (which is based on the number of Units outstanding in each Trust on January 1 of each year) may exceed the actual costs of providing such supervisory services for this Fund, but at no time will the total amount received for portfolio supervisory services rendered to Insured Municipals Income Trust, 1st Insured Multi-Series and subsequent series and to any other unit investment trusts sponsored by the Sponsor for which the Evaluator provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. In addition, the Evaluator shall receive an annual evaluation fee as indicated under "Summary of Essential Financial Information"for regularly evaluating each Trust's portfolio. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter"in the Consumer Price Index published by the United States
Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under " General--Sponsor and Underwriter Compensation"below.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolios of any of the Trusts.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Fund to, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Unitholder Explanations--Public Offering--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Fund.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Fund Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Trustee's Fee. For its services the Trustee will receive a fee based on the aggregate outstanding principal amount of Securities in each Trust as of the opening of business on January 2 and July 2 of each year as set forth under "Per Unit Information"for the applicable Trust. During the first year the Trustee may agree to reduce its fee (and to the extent necessary pay miscellaneous expenses of a Trust) as stated under "Per Unit
Information"for the applicable Trust. The Trustee's fees are payable monthly on or before the fifteenth day of each month from the Interest Account of each Trust to the extent funds are available and then from the Principal Account of each Trust, with such payments being based on each Trust's portion of such expenses. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All
Services Less Rent of Shelter"in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Trustee's fees will not be increased in future years in order to make up any reduction in the Trustee's fees described under "Per Unit Information"for the applicable Trust. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Unitholder Explanations--Public Offering--Reports Provided"and "Trustee"above.

 Portfolio Administration. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Securities, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. In connection with the Insured Trusts to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall quality of the Bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell Bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of such restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Unitholder
Explanations--Public Offering--Redemption of Units". The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of an advanced refunding.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange or substitution for any Security pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Security or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Security in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the Securities eliminated and the Securities substituted therefor. Except as stated herein and under "Unitholder Explanations--Settlement of Bonds in the Trusts"regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Fund of any securities other than the Securities initially deposited is not permitted.

If any default in the payment of principal or interest on any Security occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Security within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or Redemption Price subsequent to its acquisition of such Units.

Insurance Premiums. The cost of the portfolio insurance obtained by the respective Trusts, if any, is that amount shown in footnote (5) in "Notes to Portfolios", so long as such Trust retains the Bonds. Premiums, which are obligations of each Insured Trust, are payable monthly by the Trustee on behalf of the respective Trust. As Bonds in the portfolio of an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Bonds no longer owned by and held in such Trust. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related Bonds. The premiums for such permanent insurance with respect to each Bond will decline over the life of the Bond. A Trust does not incur any expense for Preinsured Bond insurance, since the premium or premiums for such insurance have been paid by the issuer or the Sponsor prior to the deposit of such Preinsured Bonds in a Trust. Preinsured Bonds are not additionally insured by an Insured Trust.

Miscellaneous Expenses. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services,
(b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Fund without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust and (g) expenditures incurred in contacting Unitholders upon termination of the Trusts.

The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Fund, the Trustee has the power to sell Securities to pay such amounts.

GENERAL

Amendment or Termination. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (a) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (b) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in the Fund, except for the substitution of certain refunding securities for such Securities. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than that indicated under "Summary of Essential Financial Information". A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last Security held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT, IM-IT Discount or a State Trust (other than a State Intermediate Laddered Maturity Trust), or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trusts. In the event of termination of the Fund or any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Fund maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Securities then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Securities represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while Bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such Bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bond or Bonds if retention of such Bond or Bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a Bond or Bonds so insured are in default and situations in which a Bond or Bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted Bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted Bond or Bonds become due and applicable insurance proceeds have been received by the Trustee.

Limitation on Liabilities. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Unit Distribution. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see " Underwriting") at the Public Offering Price, plus Purchased Interest, plus interest accrued but unpaid from the First Settlement Date to the date of settlement as described above under "Unitholder Explanations--Purchased and Accrued Interest--Accrued Interest". Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary Public Offering Price, plus Purchased Interest plus interest accrued to the date of settlement in the manner described.

The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of $18.00 per Unit for less than 100 Units, $18.00 per Unit for any single transaction of 100 to 249 Units, $16.00 per Unit for any single transaction of 250 to 499 Units, $14.00 per Unit for any single transaction of 500 to 999 Units, $12.00 per Unit for any single transaction of 1,000 to 1,499 Units, and $10.00 per Unit for any single transaction of 1,500 or more Units of an IM-IT Discount Trust, $27.00 per Unit for less than 100 Units, $31.00 per Unit for any single transaction of 100 to 249 Units, $30.50 per Unit for any single transaction of 250 to 499 Units, $33.50 per Unit for any single transaction of 500 to 999 Units and $31.00 per Unit for any single transaction of 1,000 or more Units of an IM-IT Limited Maturity Trust, $20.00 per Unit for less than 100 Units, $22.00 per Unit for any single transaction of 100 to 249 Units, $21.50 per Unit for any single transaction of 250 to 499 Units, $24.50 per Unit for any single transaction of 500 to 999 Units and $24.00 per Unit for any single transaction of 1,000 or more Units of a State Intermediate Laddered Maturity Trust, and in the case of an IM-IT or a State Trust (other than a State Intermediate Laddered Maturity Trust) $30.00 per Unit for less than 100 Units, $36.00 per Unit for any single transaction of 100 to 249 Units, $38.00 per Unit for any single transaction of 250 to 499 Units, $39.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units, provided that such Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others). The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See "Unitholder Explanations--Public Offering--General". Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount (see "Unitholder Explanations--Public Offering--General") provided to investors will be borne by the selling dealer or agent. For secondary market transactions, such concession or agency commission will amount to 70% of the applicable sales charge as determined using the table found in "Unitholder Explanations--Public Offering".

To facilitate the handling of transactions during the initial offering period, sales of Units shall normally be limited to transactions involving a minimum of five Units. Further purchases may be made in multiples of one Unit. The minimum purchase in the secondary market will be one Unit.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting"
.

Sponsor and Underwriter Compensation. The Underwriters will receive a gross sales commission equal to that percentage of the Public Offering Price of the Units (excluding Purchased Interest) as indicated under "Unitholder Explanations--Public Offering--Offering Price"less any reduced sales charges for quantity purchases as described under "Unitholder
Explanations--Public Offering--General".

The Sponsor will receive from the Underwriters the excess of such gross sales commission over $35.00, $20.00, $29.00, $27.00, $22.00, $22.00 and $35.00 per
Unit of any IM-IT, IM-IT Discount, IM-IT Limited Maturity, IM-IT Intermediate, IM-IT Short Intermediate, State Intermediate Laddered Maturity Trust and other Insured Trusts, respectively, as of the Date of Deposit. In connection with quantity sales to purchasers of any IM-IT or State Trust (other than a State Intermediate Laddered Maturity Trust) the Underwriters will receive from the Sponsor commissions totalling $37.00 per Unit for any single transaction of 100 to 249 Units, $39.00 per Unit for any single transaction of 250 to 499 Units, $40.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales of purchasers of any IM-IT Discount Trust the Underwriters will receive from the Sponsor commissions totalling $19.00 per Unit for any single transaction of 100 to 249 Units, $18.00 per Unit for any single transaction of 250 to 499 Units, $16.00 per Unit for any single transaction of 500 to 999 Units, $14.00 per Units for any single transaction of 1,000 to 1,499 Units, and $12.00 per Units for any single transaction of 1,500 or more Units. In connection with quantity sales to purchasers of any IM-IT Limited Maturity Trust the Underwriters will receive from the Sponsor commissions totalling $32.00 per Unit for any single transaction of 100 to 249 Units, $32.00 per Unit for any single transaction of 250 to 499 Units, $34.50 per Unit for any single transaction of 500 to 999 Units and $31.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of any State Intermediate Laddered Maturity Trust the Underwriters will receive from the Sponsor commissions totalling $23.00 per Unit for any single transaction of 100 to 249 Units, $23.00 per Unit for any single transaction of 250 to 499 Units, $24.75 per Unit for any single transaction of 500 to 999 Units and $24.00 per Unit for any single transaction of 1,000 or more Units. A. G. Edwards & Sons, Inc. ("Edwards"), which acts as a Managing Underwriter of Units of the various series of the IM-IT, will receive from the Sponsor reimbursement for certain costs and further compensation in the amount of $5.00 for each Unit of the IM-IT it underwrites. Also, if The Principal Financial Securities, Inc. commits (on the Date of Deposit) to underwrite a total of 4,000 or more Units of this series of the IM-IT, any other series of the IM-IT and/or any series of Texas Insured Municipals Income Trust during any calendar month, then The Principal Financial Securities, Inc. will receive an additional $1.00 per Unit for each of the Units of such Trust it commits to underwrite in said month. In addition, the Sponsor will receive from the Managing Underwriters of the Massachusetts IM-IT Trust (who underwrite 15% of the Trust involved or 1,000 Units of such Trust, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of any such Trust, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any individual Massachusetts IM-IT Trust will receive an additional $2.00 per each such Unit. See "Unitholder
Explanations--Public Offering--General."Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. In addition, the Sponsor and certain of the Underwriters will realize a profit or the Sponsor will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to a Trust (which is based on the determination by Interactive Data Services, Inc. of the aggregate offering price of the underlying Securities in such Trust on the Date of Deposit). See " Underwriting"and "Portfolio"for the applicable Trust and "
Notes to Portfolios". The Sponsor and the Underwriters may also realize profits or sustain losses with respect to Securities deposited in each Trust which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has participated as sole underwriter or as manager or as a member of the underwriting syndicates from which none of the aggregate principal amount of the Securities in the portfolios of the Fund were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in each Trust after the Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter.

As stated under "Unitholder Explanations--Public Offering--Market for
Units", the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, such person or persons will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Securities in such Trust and includes a sales charge). In addition, such person or persons will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

OTHER MATTERS

Legal Opinions. The legality of the Units offered hereby and certain matters relating to Federal, Colorado and Florida tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Orrick, Herrington & Sutcliffe has acted as special counsel to the Fund for California tax matters. Peabody & Arnold has acted as special counsel to the Fund for Massachusetts tax matters. Tanner Propp & Farber has acted as counsel for the Trustee and as special counsel to the Fund for New York tax matters. None of the special counsel for the Fund has expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinion set forth under "
Tax Status"relating to the Trust for which it has provided an opinion.

Independent Certified Public Accountants. The statements of condition and the related securities portfolios at the Date of Deposit included in this Prospectus have been audited by Grant Thornton, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

FEDERAL TAX STATUS

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

(1)Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status when distributed to Unitholders, except to the extent such interest is subject to the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"), as noted below;

(2)Each Unitholder is considered to be the owner of a pro rata portion of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the respective Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the date of acquisition of the Units. The tax cost reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to his original cost;

(3)Any proceeds paid under an insurance policy or policies dated the Date of Deposit, issued to an Insured Trust by AMBAC Indemnity, Financial Guaranty or a combination thereof with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations; and

(4)Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its " adjusted issue price") to prior owners. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Investors with questions regarding these Code sections should consult with their tax advisers.

"The Revenue Reconciliation Act of 1993"(the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). " Adjusted current earnings"includes all tax exempt interest, including interest on all of the Bonds in the Fund. Unitholders are urged to consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Investors with questions regarding this issue should consult with their tax advisers.

In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user"and "related person"are defined under U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user"or a "related person"as so defined should contact his or her tax adviser.

In the opinion of Tanner Propp & Farber, special counsel to the Fund for New York tax matters, under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

Section 86 of the Code, in general, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of " modified adjusted gross income"plus 50% of the Social Security benefits received exceeds a "base amount". The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income"plus 50% of Social Security benefits received exceeds an "adjusted base amount."
 The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

For a discussion of the state tax status of income earned on Units of a Trust, see "Tax Status"for the applicable Trust. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any State or City. The laws of the several States vary with respect to the taxation of such obligations.

DESCRIPTION OF SECURITIES RATINGS

Standard & Poor's Corporation. A Standard & Poor's Corporation ("Standard
& Poor's") corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.

II. Nature of and provisions of the obligation.

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA"to "BBB"may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: A provisional rating ("p") assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Moody's Investors Service, Inc. A brief description of the applicable Moody's Investors Service, Inc. ("Moody's") rating symbols and their meanings follows:

Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as " gilt edge". Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

As published by the rating companies.



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen Merritt Inc. and the Unitholders of Insured Municipals Income Trust, 169th Insured Multi-Series (IM-IT, IM-IT Limited Maturity, IM-IT Discount, California IM-IT Intermediate Laddered Maturity, Colorado IM-IT, Florida IM-IT and Massachusetts IM-IT Trusts):

We have audited the accompanying statements of condition and the related portfolios of Insured Municipals Income Trust, 169th Insured Multi-Series (IM-IT, IM-IT Limited Maturity, IM-IT Discount, California IM-IT Intermediate Laddered Maturity, Colorado IM-IT, Florida IM-IT and Massachusetts IM-IT Trusts) as of December 15, 1994. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase tax-exempt securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insured Municipals Income Trust, 169th Insured Multi-Series (IM-IT, IM-IT Limited Maturity, IM-IT Discount, California IM-IT Intermediate Laddered Maturity, Colorado IM-IT, Florida IM-IT and Massachusetts IM-IT Trusts) as of December 15, 1994, in conformity with generally accepted accounting principles.

Chicago, Illinois                                        GRANT THORNTON
December 15, 1994


INSURED MUNICIPALS INCOME TRUST

169th INSURED MULTI-SERIES
Statements of Condition
As of
December 15, 1994

                                                                          IM-IT
                                                                          Limited       IM-IT
INVESTMENT IN SECURITIES                                                  Maturity      Discount
                                                            IM-IT         Trust         Trust
Contracts to purchase tax-exempt securities <F1><F2><F4>... $   8,621,581 $   4,824,780 $   4,029,300
Accrued interest to the First Settlement Date <F1><F4>.....        39,233        46,925        82,294
Total...................................................... $   8,660,814 $   4,871,705 $   4,111,594
LIABILITY AND INTEREST OF UNITHOLDERS

Liability-- ...............................................
 Accrued interest payable to Sponsor <F1><F4>               $          -- $          -- $      38,283
Interest of Unitholders-- .................................
 Cost to investors <F3>                                         9,105,000     5,088,450     4,241,150
 Less: Gross underwriting commission <F3>                         444,186       216,745       167,839
Net interest to Unitholders <F1><F3><F4>...................     8,660,814     4,871,705     4,073,311
Total...................................................... $   8,660,814 $   4,871,705 $   4,111,594

<F1>The aggregate value of the Securities listed under "Portfolio"for each Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Services, Inc. on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price"
. The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:

                                                                          Accrued
                                              Principal     Offering      Interest to
                                Amount of     Amount of     Price of      Expected
                                Letter of     Bonds Under   Bonds Under   Delivery
                                Credit        Contracts     Contracts     Dates
IM-IT...........................$8,669,419    $9,125,000    $8,621,581    $47,838
IM-IT Limited Maturity Trust....$4,869,151    $5,000,000    $4,824,780    $44,371
IM-IT Discount Trust............$4,108,338    $5,000,000    $4,029,300    $79,038



<F2>Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units.
The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

<F3>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price"and "Trust
Administration--General--Sponsor and Underwriter Profits"and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F4>Accrued interest on the underlying Securities represents the interest accrued as of the First Settlement Date from the later of the last payment date on the Securities or the date of issuance thereof. The Trustee may advance to the Trust a portion of the accrued interest on the underlying Securities for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date. A portion of the accrued interest ("Purchased
Interest") on the underlying Securities, as indicated under "Summary of Essential Financial Information", is payable by investors and is included in the Public Offering Price. Purchased Interest is the difference between Accrued interest to the First Settlement Date and Accrued interest payable to Sponsor.

INSURED MUNICIPALS INCOME TRUST

169th INSURED MULTI-SERIES
Statements of Condition (Continued)
As of
December 15, 1994

                                                          California
                                                          IM-IT
                                                          Intermediate
                                                          Laddered      Colorado      Florida       Massachusetts
INVESTMENT IN SECURITIES                                  Maturity      IM-IT         IM-IT         IM-IT
                                                          Trust         Trust         Trust         Trust
Contracts to purchase tax-exempt securities
 <F1><F2><F4>............................................ $   2,947,955 $   2,887,015 $   2,886,112 $   2,882,602
Accrued interest to the First Settlement Date <F1><F4>...        26,913        21,243        26,206        50,346
Total.................................................... $   2,974,868 $   2,908,258 $   2,912,318 $   2,932,948
LIABILITY AND INTEREST OF
UNITHOLDERS

Liability-- .............................................
 Accrued interest payable to Sponsor <F1><F4>             $          -- $          -- $          -- $      18,455
Interest of Unitholders-- ...............................
Cost to investors <F3>...................................     3,066,030     3,057,000     3,061,000     3,063,000
Less: Gross underwriting commission <F3>.................        91,162       148,742       148,682       148,507
Net interest to Unitholders <F1><F3><F4>.................     2,974,868     2,908,258     2,912,318     2,914,493
Total.................................................... $   2,974,868 $   2,908,258 $   2,912,318 $   2,932,948




<F1>The aggregate value of the Securities listed under "Portfolio"for each Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Services, Inc. on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price"
. The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:




                                                                                     Accrued
                                                         Principal     Offering      Interest to
                                           Amount of     Amount of     Price of      Expected
                                           Letter of     Bonds Under   Bonds Under   Delivery
                                           Credit        Contracts     Contracts     Dates
California IM-IT Intermediate Laddered
 Maturity Trust............................$2,973,083    $3,000,000    $2,947,955    $25,128
Colorado IM-IT Trust.......................$2,906,041    $2,985,000    $2,887,015    $19,026
Florida IM-IT Trust........................$2,911,379    $3,180,000    $2,886,112    $25,267
Massachusetts IM-IT Trust..................$2,929,907    $3,005,000    $2,882,602    $47,305

[FN]
<F2>Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units.
The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

<F3>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price"and "Trust Administration--General--Sponsor and Underwriter Profits"and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F4>Accrued interest on the underlying Securities represents the interest accrued as of the First Settlement Date from the later of the last payment date on the Securities or the date of issuance thereof. The Trustee may advance to the Trust a portion of the accrued interest on the underlying Securities for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date. A portion of the accrued interest ("Purchased Interest") on the underlying Securities, as indicated under "Summary of Essential Financial Information", is payable by investors and is included in the Public Offering Price. Purchased Interest is the difference between Accrued interest to the First Settlement Date and Accrued interest payable to Sponsor.

EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

As of the date of this prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1994. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. For cases in which more than one State bracket falls within a Federal bracket, the highest State bracket is combined with the Federal bracket. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $111,800. The tables do not reflect the effect of limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "
Other Matters--Federal Tax Status"for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.

IM-IT

Taxable Income ($1,000's)                                                          Tax-Exempt Estimated Current Return
          Single                Joint       Tax
          Return               Return     Bracket      5 1/2%     6%       6 1/2%    7%%       7 1/2%   8%       8 1/2%
                                                                           Equivalent Taxable Estimated Current Return
$        0 -  22.80  $        0 -  38.00       15%     7.06%     7.65%     8.24%     8.82%     9.41%   10.00%   10.59%
     22.80 -  55.10       38.00 -  91.90       28      8.33      9.03      9.72     10.42     11.11    11.81    12.50
     55.10 - 115.00       91.90 - 140.00       31      8.70      9.42     10.14     10.87     11.59    12.32    13.04
    115.00 - 250.00      140.00 - 250.00       36      9.38     10.16     10.94     11.72     12.50    13.28    14.06
        Over 250.00          Over 250.00     39.6      9.93     10.76     11.59     12.42     13.25    14.07    14.90

LIMITED MATURITY

Taxable Income ($1,000's)                                                          Tax-Exempt Estimated Current Return
          Single                Joint       Tax
          Return               Return     Bracket       5 1/2%     6%       6 1/2%    7%%       7 1/2%   8%       8 1/2%
                                                                           Equivalent Taxable Estimated Current Return
$        0 -  22.80  $        0 -  38.00       15%      6.47%   7.06%     7.65%     8.24%     8.82%     9.41%   10.00%
     22.80 -  55.10       38.00 -  91.90       28       7.64    8.33      9.03      9.72     10.42     11.11    11.81
     55.10 - 115.00       91.90 - 140.00       31       7.97    8.70      9.42     10.14     10.87     11.59    12.32
    115.00 - 250.00      140.00 - 250.00       36       8.59    9.38     10.16     10.94     11.72     12.50    13.28
        Over 250.00          Over 250.00     39.6       9.11    9.93     10.76     11.59     12.42     13.25    14.07

DISCOUNT

Taxable Income ($1,000's)                                                          Tax-Exempt Estimated Current Return
          Single                Joint       Tax
          Return               Return     Bracket       5 1/2%     6%       6 1/2%    7%%       7 1/2%   8%       8 1/2%
                                                                           Equivalent Taxable Estimated Current Return
$        0 -  22.80  $        0 -  38.00       15%      6.47%   7.06%     7.65%     8.24%     8.82%     9.41%   10.00%
     22.80 -  55.10       38.00 -  91.90       28       7.64    8.33      9.03      9.72     10.42     11.11    11.81
     55.10 - 115.00       91.90 - 140.00       31       7.97    8.70      9.42     10.14     10.87     11.59    12.32
    115.00 - 250.00      140.00 - 250.00       36       8.59    9.38     10.16     10.94     11.72     12.50    13.28
        Over 250.00          Over 250.00     39.6       9.11    9.93     10.76     11.59     12.42     13.25    14.07

* This table does not take into account the fact that many of the Securities in the IM-IT Discount Trust were acquired at a discount from the aggregate par value of such Securities. Accordingly, gains based upon the difference, if any, between the value of the Securities at maturity, redemption or sale and their purchase price at a discount (plus earned original issue discount) will constitute taxable ordinary income.

CALIFORNIA INTERMEDIATE LADDERED MATURITY

Taxable Income ($1,000's)                                                       Tax-Exempt Estimated Current Return
              Single                Joint       Tax
              Return               Return   Bracket    5%       5 1/2%  6%         6 1/2%    7%       7 1/2%     8%
                                                                        Equivalent Taxable Estimated Current Return
$        0 -  22.80  $        0 -  38.00     20.1%     6.26%    6.88%    7.51%     8.14%    8.76%     9.39%    10.01%
       22.80 - 55.10      38.00 -  91.90     34.7      7.66     8.42     9.19      9.95     10.72     11.49    12.25
                          91.90 - 140.00     37.4      7.99     8.79     9.58     10.38     11.18     11.98    12.78
     55.10 - 115.00                          37.9      8.05     8.86     9.66     10.47     11.27     12.08    12.88
    115.00 - 212.38      140.00 - 250.00     42.4      8.68     9.55    10.42     11.28     12.15     13.02    13.89
    212.38 - 250.00                            43      8.77     9.65    10.53     11.40     12.28     13.16    14.04
                          250.00 - 424.76    45.6      9.19    10.11    11.03     11.95     12.87     13.79    14.71
        Over 250.00          Over 250.00     46.2      9.29    10.22    11.15     12.08     13.01     13.94    14.87

*The State tax rates assumed do not take into account possible adjustment of tax brackets based on changes in the Consumer Price Index. The table reflects California income tax laws that increase State income tax rates for high income taxpayers. However, the table does not reflect the limitation on itemized deductions and the phase out of the benefit for the personal exemption credit and the dependent exemption credit that are imposed by the California income tax laws in a manner similar to Federal tax law.

COLORADO

Taxable Income ($1,000's)                                                          Tax-Exempt Estimated Current Return
          Single                Joint       Tax
          Return               Return     Bracket       5 1/2%     6%     6 1/2%    7%%       7 1/2%   8%       8 1/2%
                                                                           Equivalent Taxable Estimated Current Return
$        0 -  22.80  $        0 -  38.00     19.3%     6.82%    7.43%    8.05%    8.67%    9.29%    9.91%   10.53%
     22.80 -  55.10       38.00 -  91.90     31.6      8.04     8.77     9.50    10.23    10.96    11.70    12.43
     55.10 - 115.00       91.90 - 140.00     34.5      8.40     9.16     9.92    10.69    11.45    12.21    12.98
    115.00 - 250.00      140.00 - 250.00     39.2      9.05     9.87    10.69    11.51    12.34    13.16    13.98
        Over 250.00          Over 250.00     42.6      9.58    10.45    11.32    12.20    13.07    13.94    14.81

FLORIDA

Taxable Income ($1,000's)                                                          Tax-Exempt Estimated Current Return
          Single                Joint       Tax
          Return               Return     Bracket       5 1/2%   6%     6 1/2%    7%%      7 1/2%   8%       8 1/2%
                                                                           Equivalent Taxable Estimated Current Return
$        0 -  22.80  $        0 -  38.00       15%     6.47%   7.06%    7.65%    8.24%    8.82%    9.41%   10.00%
     22.80 -  55.10       38.00 -  91.90       28      7.64    8.33     9.03     9.72    10.42    11.11    11.81
     55.10 - 115.00       91.90 - 140.00       31      7.97    8.70     9.42    10.14    10.87    11.59    12.32
    115.00 - 250.00      140.00 - 250.00       36      8.59    9.38    10.16    10.94    11.72    12.50    13.28
        Over 250.00          Over 250.00     39.6      9.11    9.93    10.76    11.59    12.42    13.25    14.07


* The State of Florida imposes no income tax on individuals; accordingly, the table reflects only the exemption from Federal income taxes. The table does not reflect the exemption of Units of the Florida Trust from the State's intangible tax; accordingly, Florida residents subject to such tax would need a somewhat higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Florida Trust.

MASSACHUSETTS

Taxable Income ($1,000's)                                                          Tax-Exempt Estimated Current Return
          Single                Joint       Tax
          Return               Return     Bracket       6 1/2%   7%     7 1/2%    8%      8 1/2%   9%       9 1/2%
                                                                           Equivalent Taxable Estimated Current Return
$        0 -  22.80  $        0 -  38.00     25.2%     8.02%    8.69%    9.36%   10.03%   10.70%   11.36%   12.30%
     22.80 -  55.10       38.00 -  91.90     36.6      9.46    10.25    11.04    11.83    12.62    13.41    14.20
     55.10 - 115.00       91.90 - 140.00     39.3      9.88    10.71    11.53    12.36    13.18    14.00    14.83
    115.00 - 250.00      140.00 - 250.00     43.7     10.66    11.55    12.43    13.32    14.21    15.10    15.99
        Over 250.00          Over 250.00     46.9     11.30    12.24    13.18    14.12    15.07    16.01    16.95

A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen Merritt sponsored unit investment trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.


ESTIMATED CASH FLOWS TO UNITHOLDERS

The tables below set forth the per Unit estimated distributions of interest, principal and rebates of Purchased Interest to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Securities prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

IM-IT
Monthly

                                                                        Estimated
                                              Estimated    Estimated    Purchased  Estimated
Distribution Dates                            Interest     Principal    Interest   Total
(Each Month)                                  Distribution Distribution Rebate     Distribution
February      1995                            $   6.75                             $     6.75
March         1995     - October        2006      5.20                                   5.20
November      2006                                5.20     $   219.65   $   1.02       225.87
December      2006     - June           2007      3.94                                   3.94
July          2007                                3.94         109.83        .52       114.29
August        2007     - August         2019      3.31                                   3.31
September     2019                                2.99         109.83        .50       113.32
October       2019     - April          2020      2.71                                   2.71
May           2020                                2.71          35.70                   38.41
June          2020     - October        2020      2.71                                   2.71
November      2020                                2.71          43.93        .20        46.84
December      2020                                2.37          43.93        .15        46.45
January       2021     - August         2024      2.29                                   2.29
September     2024                                1.96         109.83        .50       112.29
October       2024     - May            2025      1.68                                   1.68
June          2025                                1.36         219.66        .99       222.01
July          2025     - May            2027       .47                                    .47
June          2027                                 .19         109.83        .42       110.44

IM-IT Limited Maturity Trust
Monthly

                                                                          Estimated
                                                Estimated    Estimated    Purchased  Estimated
Distribution Dates                              Interest     Principal    Interest   Total
(Each Month)                                    Distribution Distribution Rebate     Distribution
February      1995                              $   6.58                             $     6.58
March         1995     - February         2005      5.07                                   5.07
March         2005                                  4.78     $   100.00   $    .98       105.76
April         2005     - June             2005      4.53                                   4.53
July          2005                                  4.35          62.00        .62        66.97
August        2005     - May              2006      4.19                                   4.19
June          2006                                  4.19         150.00       1.48       155.67
July          2006     - May              2007      3.38                                   3.38
June          2007                                  3.38         150.00       1.55       154.93
July          2007     - May              2008      2.54                                   2.54
June          2008                                  2.54         150.00       1.35       153.89
July          2008     - September        2008      1.80                                   1.80
October       2008                                  1.80         100.00        .95       102.75
November      2008     - February         2009      1.28                                   1.28
March         2009                                  1.12          68.00        .56        69.68
April         2009     - July             2009       .98                                    .98
August        2009                                   .98         150.00       1.26       152.24
September     2009                                   .22          30.00        .25        30.47
October       2009                                   .15          40.00        .39        40.54

IM-IT Discount Trust
Monthly

                                                                           Estimated
                                    Estimated     Estimated     Purchased  Estimated
Distribution Dates                  Interest      Principal     Interest   Total
(Each Month)                        Distribution  Distribution  Rebate     Distribution
February   1995                     5.51                                     5.51
March      1995  - June      2015   4.24                                     4.24
July       2015                     4.24          115.00        1.08       120.32
August     2015  - November  2017   3.72                                     3.72
December   2017                     3.72           60.00         .56        64.28
January    2018  - June      2020   3.44                                     3.44
July       2020                     3.44          250.00        2.05       255.49
August     2020  - November  2020   2.44                                     2.44
December   2020                     2.22          100.00         .83       103.05
January    2021  - June      2023   2.03                                     2.03
July       2023                     1.81          200.00        1.75       203.56
August     2023                     1.18                                     1.18
September  2023                      .88          130.00        1.14       132.02
October    2023  - June      2024    .62                                      .62
July       2024                      .62           45.00         .43        46.05
August     2024  - May       2027    .41                                      .41
June       2027                      .16          100.00         .96       101.12

California IM-IT Intermediate Laddered Maturity Trust
Monthly

                                                                         Estimated
                                               Estimated    Estimated    Purchased  Estimated
Distribution Dates                             Interest     Principal    Interest   Total
(Each Month)                                   Distribution Distribution Rebate     Distribution
February      1995                             $   5.82                             $     5.82
March         1995     - February        1999      4.48                                   4.48
March         1999                                 4.48     $    66.66   $    .48        71.62
April         1999     - November        1999      4.23                                   4.23
December      1999                                 4.23         133.34       1.03       138.60
January       2000     - May             2000      3.71                                   3.71
June          2000                                 3.71         133.33        .99       138.03
July          2000                                 3.21          66.67        .62        70.50
August        2000     - June            2001      2.90                                   2.90
July          2001                                 2.90          66.66        .62        70.18
August        2001                                 2.58                                   2.58
September     2001                                 2.58         133.34       1.27       137.19
October       2001     - August          2002      1.94                                   1.94
September     2002                                 1.94         200.00       1.93       203.87
October       2002     - May             2003       .96                                    .96
June          2003                                  .96         146.66       1.59       149.21
July          2003     - November         2003      .15                                    .15
December      2003                                  .15          53.34        .44        53.93

Colorado IM-IT Trust
Monthly

                                                                        Estimated
                                              Estimated    Estimated    Purchased  Estimated
Distribution Dates                            Interest     Principal    Interest   Total
(Each Month)                                  Distribution Distribution Rebate     Distribution
February     1995                             $   6.49                             $     6.49
March        1995     - May             2005      5.00                                   5.00
June         2005                                 5.00     $   163.55   $   1.22       169.77
July         2005     - October         2006      4.11                                   4.11
November     2006                                 4.11         163.56       1.29       168.96
December     2006     - December        2011      3.18                                   3.18
January      2012                                 2.72         163.56       1.19       167.47
February     2012     - March           2014      2.31                                   2.31
April        2014                                 2.31          44.16        .29        46.76
May          2014     - December        2016      2.10                                   2.10
January      2017                                 1.64         163.56       1.19       166.39
February     2017     - May             2020      1.23                                   1.23
June         2020                                  .80         163.56       1.09       165.45
July         2020     - May             2022       .43                                    .43
June         2022                                  .34          32.71        .22        33.27
July         2022     - November        2023       .27                                    .27
December     2023                                  .27          81.78        .46        82.51

Florida IM-IT Trust
Monthly

                                                                         Estimated
                                               Estimated    Estimated    Purchased  Estimated
Distribution Dates                             Interest     Principal    Interest   Total
(Each Month)                                   Distribution Distribution Rebate     Distribution
February     1995                              $   6.47                             $     6.47
March        1995     - September        2005      4.98                                   4.98
October      2005                                  4.98     $   196.01   $   1.82       202.81
November     2005     - May              2018      3.89                                   3.89
June         2018                                  3.89         114.34        .89       119.12
July         2018     - September        2019      3.37                                   3.37
October      2019                                  3.37         163.35       1.47       168.19
November     2019     - September        2021      2.50                                   2.50
October      2021                                  2.50          81.67        .59        84.76
November     2021     - June             2022      2.15                                   2.15
July         2022                                  2.15          58.80        .52        61.47
August       2022     - September        2022      1.85                                   1.85
October      2022                                  1.85          98.01        .88       100.74
November     2022     - October          2023      1.33                                   1.33
November     2023                                  1.33         163.35       1.13       165.81
December     2023     - April            2028       .67                                    .67
May          2028                                   .67         163.34       1.25       165.26

Massachusetts IM-IT Trust
Monthly

                                                                         Estimated
                                               Estimated    Estimated    Purchased  Estimated
Distribution Dates                             Interest     Principal    Interest   Total
(Each Month)                                   Distribution Distribution Rebate     Distribution
February     1995                              $   6.55                             $     6.55
March        1995     - May              2006      5.04                                   5.04
June         2006                                  5.03     $    81.61   $    .95        87.59
July         2006     - December         2006      4.57                                   4.57
January      2007                                  4.23         115.90       1.29       121.42
February     2007     - June             2012      3.93                                   3.93
July         2012                                  3.56         130.59       1.42       135.57
August       2012     - January          2015      3.24                                   3.24
February     2015                                  3.24         163.24       1.73       168.21
March        2015     - September        2015      2.39                                   2.39
October      2015                                  2.39          81.62        .84        84.85
November     2015     - June             2020      1.98                                   1.98
July         2020                                  1.98         163.24       1.70       166.92
August       2020     - September        2022      1.15                                   1.15
October      2022                                  1.15         163.24       1.78       166.17
November     2022     - December         2022       .27                                    .27
January      2023                                   .27          81.62        .70        82.59


No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

Title                                                       Page
INTRODUCTION                                                2
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION                  3
UNITHOLDER EXPLANATIONS                                     7
Settlement of Bonds in the Trusts                           7
The Fund                                                    7
Objectives and Securities Selection                         8
Risk Factors                                                10
Replacement Bonds                                           12
Bond Redemptions                                            13
Distributions                                               14
Certificates                                                14
Estimated Current Returns and Estimated Long-Term Returns   14
Interest Earning Schedule                                   15
Calculation of Estimated Net Annual Interest Income         15
Purchased and Accrued Interest                              15
Purchased Interest                                          15
Accrued Interest                                            15
Public Offering                                             16
General                                                     16
Offering Price                                              17
Market for Units                                            18
Distributions of Interest and Principal                     18
Reinvestment Option                                         19
Redemption of Units                                         20
Reports Provided                                            21
Insurance on the Bonds in the Insured Trusts                21

IM-IT TRUST                                                 28
IM-IT LIMITED MATURITY TRUST                                30
IM-IT DISCOUNT TRUST                                        32
CALIFORNIA IM-IT INTERMEDIATE LADDERED
MATURITY TRUST                                              34
COLORADO IM-IT TRUST                                        42
FLORIDA IM-IT TRUST                                         47
MASSACHUSETTS IM-IT TRUST                                   53

NOTES TO PORTFOLIOS                                         57
UNDERWRITING                                                59
TRUST ADMINISTRATION                                        62
Fund Administration and Expenses                            62
Sponsor                                                     62
Compensation of Sponsor and Evaluator                       66
Trustee                                                     66
Trustee's Fee                                               67
Portfolio Administration                                    67
Sponsor Purchases of Units                                  67
Insurance Premiums                                          68
Miscellaneous Expenses                                      68
General                                                     68
Amendment or Termination                                    68
Limitation on Liabilities                                   69
Unit Distribution                                           69
Sponsor and Underwriter Compensation                        70
OTHER MATTERS                                               71
Legal Opinions                                              71
Independent Certified Public Accountants                    71
FEDERAL TAX STATUS                                          71
DESCRIPTION OF SECURITIES RATINGS                           74
REPORT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS                                                 75
STATEMENTS OF CONDITION                                     76
EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
TABLES                                                      78
ESTIMATED CASH FLOWS TO UNITHOLDERS                         81

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

(R)denotes a registered trademark of Van Kampen Merritt Inc.

PROSPECTUS

December 15, 1994

Insured Municipals Income Trust,
  169th Insured Multi-Series

IM-IT 339
IM-IT 78th Limited Maturity
IM-IT 13th Discount Series
California IM-IT Intermediate
  Laddered Maturity Series 16
Colorado IM-IT 72
Florida IM-IT 87
Massachusetts IM-IT 30

Van Kampen Merritt (R)

Investing with a sense of direction (R)

One Parkview Plaza
Oakbrook Terrace, Illinois 60181

Mellon Bank Center
1735 Market Street, Suite 1300
Philadelphia, Pennsylvania 19103

Please retain this Prospectus for future reference.

                   Contents of Registration Statement

This Registration Statement comprises the following papers and documents:

     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants, rating services and legal counsel

     The following exhibits:

1.1  Copy of Trust Agreement (to be supplied by amendment).

1.4 Copy of Municipal Bond Fund Portfolio Insurance Policy issued by AMBAC Indemnity Corporation and/or Financial Guaranty Insurance Company for each IM-IT Trust (to be supplied by amendment).

1.5 Copy of Master Agreement Among Underwriters (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to income tax status of the Fund under New York law (to be supplied by amendment).

4.1 Consent of Interactive Data Services, Inc. (to be supplied by amendment).

4.2 Consent of Standard & Poor's Corporation (to be supplied by amendment).

4.3  Consent of Grant Thornton (to be supplied by amendment).

4.4  Financial Data Schedule (to be supplied by amendment).
                                Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust, 173rd Insured Multi-Series has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 19th day of December, 1994.

                                    Insured Municipals Income Trust,
                                       173rd Insured Multi-Series
                                       (Registrant)

                                    By Van Kampen Merritt Inc.
                                       (Depositor)


                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on December 19, 1994.

 Signature               Title

John C. Merritt      Chairman, Chief Executive  )
                       Officer and Director     )

William R. Rybak     Senior Vice President and  )
                       Chief Financial Officer  )

Ronald A. Nyberg     Director                   )

William R. Molinari  Director                   )

By Sandra A. Waterworth
(Attorney-in-fact*)

_______________________________________________________________________

* An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and the same are hereby incorporated herein by this reference.